8/19

04036469

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier Intl Holdings Ltd

*CURRENT ADDRESS

PROCESSED

AUG 24 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4803 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/24/04

CHEVALIER

其士國際集團有限公司
（於百慕達註冊成立之有限公司）

INTERNATIONAL HOLDINGS LIMITED

二零零三至二零零四年度年報
ANNUAL REPORT 2003 - 2004

財務日誌

事項	日期
中期業績公佈	二零零三年十二月十八日
末期業績公佈	二零零四年七月十五日
截止過戶日期	
中期股息	二零零四年一月十二日至十六日
末期股息	二零零四年八月二十三日至二十七日
股東週年大會	二零零四年九月三日
派發股息	
中期股息每股港幣十仙	二零零四年二月二十四日
末期股息每股港幣二十仙	二零零四年九月八日

（所列帳項為港幣）

下列為本集團截至二零零四年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	2000	2001	2002	2003	**2004**
財政項目（百萬元）					
總資產（附註a）	4,907	4,847	5,176	5,392	**6,003**
總負債（附註a）	2,508	2,406	2,677	2,913	**3,206**
少數股東權益（附註a）	364	325	332	279	**323**
股東權益（附註a）	2,035	2,116	2,167	2,200	**2,474**
股本（發行股數－百萬）（附註b）	233	246	255	262	**279**
營業額	4,290	3,775	3,339	3,332	**3,199**
年度溢利（附註a）	260	173	114	84	**186**
每股計算（元）（附註b）					
盈利	1.12	0.70	0.45	0.32	**0.67**
股息	0.4	0.3	0.175	0.175	**0.3**
資產淨值（按帳面值）	8.73	8.60	8.50	8.40	**8.87**

附註：

(a) 呈列於財務概要之過往年度數額，乃經過調整，藉以反映因採納會計實務準則第12條（經修訂）而改變會計政策所產生之影響（已於財務報告附註2中披露）。

(b) 以往年度的資料及計算乃經過調整，藉以反映於二零零三年六月，本公司之普通股股份合併。


營業額
（百萬元）
4,290
3,775
3,339
3,332
3,199
2000 2001 2002 2003 2004


溢利
（百萬元）
260
173
114
84
186
2000 2001 2002 2003 2004


股東權益
（百萬元）
2,035
2,116
2,167
2,200
2,474
2000 2001 2002 2003 2004


盈利及股息
（每股計算）（元）
1.12
0.4
0.70
0.3
0.45
0.175
0.32
0.175
0.67
0.3
2000 2001 2002 2003 2004
盈利
股息

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
TAM Kwok Wing
CHOW Vee Tsung, Oscar
HO Chung Leung

Independent Non-Executive Directors
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton, HM 12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

30th July, 2004

To the Shareholders

Dear Sir/Madam,

**PROPOSALS RELATING TO
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE SHARES AND
REPURCHASE SHARES AND
AMENDMENTS TO THE BYE-LAWS**

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$1.25 each in the share capital of the Company ("the Share(s)"), and to amend the Bye-laws of the Company.

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 3rd September, 2004 at 10:20 a.m. ("the 2004 Annual General Meeting").

* *For identification purpose only*

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 95 of the Bye-laws of the Company, Mr CHOW Vee Tsung, Oscar and Mr HO Chung Leung, who were appointed by the Board as the Executive Directors on 29 March 2004, will hold office until the 2004 Annual General Meeting and shall then be eligible for re-election at the meeting. Ordinary Resolutions will therefore be proposed at the 2004 Annual General Meeting to re-elect Mr Chow and Mr Ho as Directors of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), the details of such Directors are set out below:–

Mr CHOW Vee Tsung, Oscar, Executive Director of the Company, aged 30, joined Chevalier in 2000. He is responsible for the pipe technologies business and business development of Chevalier Group. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Chairman of the Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a council member of Internet Professionals Association, and a registered manager of Yan Chai Hospital No. 2 Secondary School. He is the son of Dr Chow Yei Ching, Chairman, Managing Director and also a substantial shareholder of the Company. Mr Chow is a Director of certain companies controlled by a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO") and has not held any directorships in any other listed companies in the last three years. Save as disclosed above, Mr Chow does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr Chow does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is neither any service contract between the Company and Mr Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. In addition to the authorisation of the Board of Directors to fix the remuneration of the Directors at the annual general meeting, the emolument of Director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Mr HO Chung Leung, Executive Director of the Company, aged 54, joined Chevalier Group in 1985 and is also the Financial Controller of Chevalier Group. He is responsible for management of Chevalier Group's accounting and treasury activities. Mr Ho is a fellow member of The Association of Chartered Certified Accountants in the U.K. and member of the Hong Kong Society of Accountants. Mr Ho is a Director of certain companies controlled by a substantial shareholder of the Company within the meaning of Part XV of the SFO and has not held any directorships in any other listed companies in the last three years. Save as disclosed above, Mr Ho does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. He has a personal interest of 40,000 shares of the Company within the meaning of Part XV of the SFO. There is neither any service contract between the Company and Mr Ho nor any specified term for the length or proposed length of service with the Company in respect of the directorship. In addition to the authorisation of the Board of Directors to fix the remuneration of the Directors at the annual general meeting, the emolument of Director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2004 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2004 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 23rd July, 2004, being the latest practicable date prior to the printing of this circular ("the Latest Practicable Date"), there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2004 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 27,858,209 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2004, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2004 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2004 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers ("the Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:

Name of Substantial Shareholder	Number of Shares held	% of Issued Share Capital at present	if power is exercised in full to repurchase Shares
CHOW Yei Ching	140,669,359	50.49%	56.1%
MIYAKAWA Michiko *(Note)*	140,669,359	50.49%	56.1%

Note:–

These shares were held by Dr Chow Yei Ching. Ms Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 140,669,359 shares under Part XV of the SFO.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
July 2003	3.100	2.225
August 2003	3.600	3.100
September 2003	3.900	3.400
October 2003	4.300	3.625
November 2003	4.200	3.850
December 2003	4.325	3.850
January 2004	4.700	4.200
February 2004	4.800	4.450
March 2004	4.775	4.400
April 2004	4.800	4.600
May 2004	4.775	4.300
June 2004	4.875	4.700

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2004 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2004 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

AMENDMENTS TO THE BYE-LAWS

The Directors of the Company would like to propose, by way of a special resolution, to amend the Bye-laws of the Company at the 2004 Annual General Meeting in view of the recent amendments to the Listing Rules in respect of the provisions of the bye-laws of a listed company and for the purpose of reflecting the best business practice and facilitating administration of the Company.

The details of the proposed amendments to the Bye-laws of the Company are set out in Resolution 8 in the notice of the 2004 Annual General Meeting and the major amendments include:

(i) to exclude the votes cast by a shareholder which are in contravention of a requirement or restriction under the Listing Rules;

(ii) to prohibit the Directors from voting at and being counted towards the quorum of the board meeting on any matter in which any of his associates has a material interest;

(iii) to require that the minimum seven-day period for lodgment by the shareholders of the notice to nominate a Director should commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting; and

(iv) to enable the removal of a Director before the expiration of his period of office by ordinary resolution at general meeting.

2004 ANNUAL GENERAL MEETING

The notice convening the 2004 Annual General Meeting is set out on pages 6 to 10 of this circular.

A form of proxy for use at the 2004 Annual General Meeting and the Annual Report for 2004 are being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2004 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the Share Issue Mandate, the Repurchase Proposal, the Extension of Share Issue Mandate and the proposal for amendments to the Bye-laws of the Company are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2004 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 3rd September, 2004 at 10:20 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2004.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

* *For identification purpose only*

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. As special business, to consider and, if thought fit, pass with or without amendments the following resolutions as special resolution of the Company:

SPECIAL RESOLUTION

"**THAT** the Bye-laws of the Company be and are hereby amended in the following manner :–

(a) By adding the following new definitions of "associates" in Bye-law 1:–

""associates" shall have the meaning ascribed to it under the Rules Governing the Listing of Securities on the Stock Exchange from time to time"

(b) By deleting the existing definitions of "Clearing House" and "Hong Kong" in Bye-law 1 and substituting therefor the following new definitions:–

"Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, modified or replaced or re-enacted from time to time or a clearing house or authorised share depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China:

(c) By adding the following new definition of "holding company" and "subsidiary" in Bye-law 1:–

"the expressions "holding company" and "subsidiary" shall have the meanings ascribed to them by the Companies Act and/or the rules and regulations of the stock exchange in the relevant territories from time to time."

(d) By replacing the words "these presents" by "the bye-laws" of Bye-law 2.

(e) By adding the following new Bye-law 81A immediately after the existing Bye-law 81:–

81A. Where the Company has knowledge that any member is, under the applicable Statutes and/or the rules and regulations of the stock exchange in the relevant territories from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. "

(f) By deleting the existing Bye-laws 103(A)(i), (ii), (iii) and (v) in their entirety and substituting therefor the following new Bye-laws:

"103(A)(i) No Director or intended Director shall be disqualified by his office from contracting, in his own capacity or by his associate(s) with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director or his associate(s) shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director or his associate(s) so contracting or being such member or so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director or his associate(s) holding that office or the fiduciary relationship thereby established, provided that such Director shall forthwith disclose the nature of his or his associate(s) interests in any contract or arrangement in which he or any of his associate(s) is/are interested as required by and subject to the provisions of the Companies Act.

(ii) Notwithstanding such disclosure is made as aforesaid, a Director shall, subject as provided in bye-law 103(A) (iii) not be entitled to vote in respect of any contract or arrangement in which he or any of his associate(s) is/are materially interested and he shall not be counted in the quorum present at the meeting at which such contract or arrangement is considered. The question whether a director or his associate(s) is/are materially interested in a contract or arrangement shall be determined by a resolution of the Board in respect of which the Director or any of his associate(s) whose interest is/are being discussed shall not be entitled to vote.

(iii) Notwithstanding that a Director or his associate(s) is/are or may be materially interested in any relevant contract or arrangement, he shall be entitled to vote on any resolution proposed at a meeting of the board in relation to the following matters:

(a) the giving to such Director or any of his associate(s) of any security or indemnity in respect of money lent or obligations incurred or undertaken by him and/or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any contract, arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant(s) in the underwriting or sub-underwriting of the offer;

(d) any contract, arrangement or proposal in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e) any contract, arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of any of his associates is derived) or of the voting rights. For the purpose of this paragraph, there shall be disregarded any shares held by a Director or his associate(s) as bare trustee or custodian and in which he or any of them has no beneficial interest (discretionary or otherwise), any shares comprised in a trust in which the Director's interest and/or the interest of his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder(s) and any shares which carry no voting rights at general meetings and very restrictive dividend and return of capital rights;

(f) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities of the Company under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, their associates(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.

(v) A general notice to the Directors by a Director that he or any of his associate(s) is/are to be regarded as interested in any contract or arrangement which may be made with any specified person, firm or corporation after the date of such notice shall be a sufficient declaration of interest in relation to any contract or arrangement so made, provided that no such notice shall be of effect unless either it is given at a meeting of the Directors or the Director takes reasonable steps to ensure that it is brought up and read at the next meeting of the Directors after it is given."

(g) By deleting the following words in the existing Bye-law 116:–

"at least seven days before the date of the general meeting"

and substituting therefor the following :

"in each case, during the period (being a period of at least seven days) commencing on the day after despatch of the notice of general meeting at which elections to the office of Director are to be considered and ending on the day that falls seven days before the date of the general meeting (both days inclusive)."

(h) By deleting the words "Special Resolution" and substituting therefor the words "Ordinary Resolution" in each of Bye-laws 102(A)(vii) and 118.

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2004

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 23rd August, 2004 to Friday, 27th August, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited not later than 4:00 p.m. on Friday, 20th August, 2004.

(d) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, granting general mandates to issue new shares and to repurchase own shares, and making amendments to the Bye-laws of the Company will be despatched to the members of the Company together with this notice.

(g) 刪除現有細則第116條之以下文字：

「最少於會議舉行日期之前七天」

並以下述取代：

「所述通知的期間，由發行人就該選舉發送會議通知之後開始計算，而該期限不得遲於會議舉行日期之前七天結束。」

(h) 刪除細則第102(A)(vii)條及第118條中「特別決議案」之字句，並以「普通決議案」之字句取代。

承董事會命
公司秘書
簡嘉翰

香港，二零零四年七月三十日

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

(3) 本公司將於二零零四年八月二十三日星期一至二零零四年八月二十七日星期五(首尾兩日包括在內)暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零四年八月二十日星期五下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準証券登記有限公司，以便辦理過戶登記手續。

(4) 一份有關提議重選本公司退任董事、授予一般權力以發行新股份和回購本身股份以及修訂本公司之《公司細則》之說明文件將連同本通告寄予本公司各股東。

(c) 任何有關由他人或公司作出的要約的建議，以供認購或購買公司或其他公司（由公司發起成立或公司擁有權益的）的股份、債券或其他證券，而該董事或其聯繫人因參與該要約的包銷或分包銷而擁有或將擁有權益之合約或安排；

(d) 任何董事或其聯繫人擁有權益的合約或安排，而在該等合約或安排中，董事或其聯繫人僅因其在公司股份或債券或其他證券擁有權益，而與公司股份或債券或其他證券的其他持有人以同一方式在其中擁有權益；

(e) 任何有關其他公司作出的建議，而該董事或其聯繫人直接或間接在其中擁有權益（不論以高級人員或行政人員或股東身份）；或任何有關其他公司作出的建議，而該董事或其聯繫人實益擁有該等其他公司的股份，但該董事及其任何聯繫人並非合共在其中（又或該董事或其任何聯繫人藉以獲得有關權益的任何第三間公司）實益擁有任何類別已發行股份或投票權的5%或5%以上之任何合約、安排或建議。就本段而言，不應計及董事或其聯繫人作為被動受托人或保管受托人所持有但並無擁有實益權益之任何股份，及倘若及只要其他人士有權收取有關收入而董事及／或其聯繫人擁有復歸或剩餘權益之信托所涉及之股份，及董事及／或其聯繫人僅作為單位持有人而擁有權益之法定單位信托計劃所涉及之股份。

(f) 任何有關本公司或其附屬公司僱員利益的建議或安排，包括：

(i) 採納、修訂或實施任何董事或其聯繫人可從中受惠的任何僱員股份計劃涉及由公司發行或允許於股份或其他證券之認購權的建議；

(ii) 採納、修訂或實施與公司或其任何附屬公司的董事，該董事之聯繫人及僱員利益有關的股份認購計劃、退休基金計劃、退休計劃、死亡或傷殘利益計劃或其他安排，而其中並無給予董事或其聯繫人任何與該計劃或基金有關的人士一般地未獲賦予特惠或利益之建議或安排；

(v) 一名董事向董事會發出一般通告，表示彼及／或其任何聯繫人士將被視作於某指定人士（此名人士與彼有關連）於該通告發出日期後所訂立的任何合約或安排中擁有利益，將視為已根據本條細則就該等合約或安排充份披露權益，惟該通告必須於董事會會議上提交，或有關董事採取合理行動確保有關通告發出後將於下次董事會會議上提呈以供省覽，否則通告會被視作無效。」；

「香港」　指　中華人民共和國香港特別行政區。

(c) 加入細則第1條「控股公司」及「附屬公司」以下涵義：

「『控股公司』及『附屬公司』具有公司法及／或相關地區證券交易所不時實施的規章制度所賦予的涵義。」

(d) 以「公司細則」之字句取代細則第二條「所提及組織章程大綱」之字句。

(e) 緊隨細則第81條加入新細則第81A條：

第81A條 若本公司知悉，根據不時適用的法律及／或相關地區證券交易所規則制度，任何股東須就某一決議案放棄表決權或只能投贊成或反對票，該股東或其代表任何違反有關規定或限制的投票，不得計入表決結果內。

(f) 刪去現有公司細則第103條(A)(i)、(ii)、(iii)及(v)全部，並以下述新公司細則取代：

第103條(A) (i) 董事或建議或有意之董事概不會因其與本公司訂有合約之身份(關於其職位或利益或作為賣方或買方或任何其他形式)而遭取消資格，任何該等合約或任何其他合約或安排不會因董事或其聯繫人士以任何方式擁有權益而須作迴避，亦不會因任何董事有此等訂約或有此等權益或其聯繫人士有此等訂約或有此等權益，而須向本公司或股東負責因該董事身份或受託關係而訂立之合約或安排下獲得任何酬金、溢利或其他利益，惟該等董事須披露彼等或其聯繫人士擁有任何根據公司法存在權益之任何合約或安排之權益性質。

(ii) 除細則第103(A)(iii)所特別指明的例外情況外，董事不得就任何通過其本人或其任何聯繫人擁有重大權益的合約或安排或任何其他建議的董事會決議進行投票；在確定是否有法定人數出席會議時，其本人亦不得點算在內。

(iii) 董事不得就批准其或其任何聯繫人士擁有重大利益之任何合約或安排或任何其他建議之任何董事會決議案投票(亦不可計入法定人數)，惟此項禁止條款不適用於以下任何一項：

(a) 就董事或其聯繫人應本公司或其任何附屬公司之要求或為彼等之利益借出款項或引致或承擔的義務因而向該董事或其聯繫人提供任何抵押或賠償保證之合約或安排；

(b) 本公司或其任何附屬公司就其債項或義務而向第三者提供任何抵押或賠償保證，而就該債項或義務，董事或其聯繫人根據一項擔保或賠償保證或藉着提供一項抵押，已承擔該債項或義務的全部或部份(不論是單獨或共同的)責任之合約或安排；

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

六、「**動議**：

(甲) 根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文（甲）節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

八、作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為特別決議案：

特別決議案

「**動議**本公司之細則將按下列方式作出修訂：

(a) 細則第1條內，加入「聯繫人士」下列涵義：

「聯繫人士」具有上市規則所賦予之涵義；

(b) 刪除細則第1條內現有「結算所」及「香港」之定義，並以下列取代：

「結算所」 指 證券及期貨條例（香港法例第571章）之釋義範圍內及其不時生效之任何修訂所指之認可結算所或本公司股份在證券交易所上市或掛牌之該等司法管轄區之法例所認可之任何其他結算所或認可之股份存管處；

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司 *
(於百慕達註冊成立之有限公司)

茲通告本公司訂於二零零四年九月三日星期五上午十時二十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、省覽截至二零零四年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、宣佈派發末期股息。

三、重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

五、「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

* *僅供識別*

(iv) 容許可在董事任期屆滿前在股東大會上以普通決議案罷免該董事。

二零零四年度股東週年大會

召開二零零四年度股東週年大會之通告載於本通函第6頁至第10頁內。

該二零零四年度股東週年大會上適用之代表委任表格及二零零四年度年報現連同本通函一併寄予各股東。無論　閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可出席二零零四年度股東週年大會及於會上投票。

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：

(i) 大會主席；或

(ii) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間（不遲於要求投票表決或要求續會日期起30日）和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事局認為重選退任董事、股份發行授權、回購建議、擴大股份發行之授權以及修訂本公司之《公司細則》之建議均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零四年度股東週年大會上提呈之相關決議案。

此　致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零四年七月三十日

附註：

該等股份由周亦卿博士持有。根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有同一批140,669,359股股份之權益。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。公眾人士持有之股份數目不會低於本公司已發行股本之25%。

股份價格

股份於過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零三年七月	3.100	2.225
二零零三年八月	3.600	3.100
二零零三年九月	3.900	3.400
二零零三年十月	4.300	3.625
二零零三年十一月	4.200	3.850
二零零三年十二月	4.325	3.850
二零零四年一月	4.700	4.200
二零零四年二月	4.800	4.450
二零零四年三月	4.775	4.400
二零零四年四月	4.800	4.600
二零零四年五月	4.775	4.300
二零零四年六月	4.875	4.700

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零四年度股東週年大會(「第七項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十股份。待於二零零四年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

修訂《公司細則》

本公司董事擬於二零零四年度股東週年大會上建議，以特別決議案形式修訂本公司之《公司細則》，此舉乃由於《上市規則》近期就上市公司之《公司細則》之條文作出修訂，以及反映最佳商業慣例及方便本公司行政事宜。

建議修訂本公司之《公司細則》之詳情載於二零零四年度股東週年大會通告上第八項決議案，其主要修訂如下：

(i) 取消股東在違反《上市規則》規定或限制下所投票數；

(ii) 禁止董事於董事局會議就彼之聯繫人士有重大利益之事宜投票及計入法定人數內；

(iii) 規定股東提交董事提名之通知之最少七天期限，須不早於就有關選舉而召開之大會之通告寄發日期之翌日開始，及並不遲於該大會舉行日期前七天結束；及

本公司將予購回之股份均為繳足股份。於二零零四年七月二十三日(本通函付印前之最後實際可行日期(「最後實際可行日期」)，本公司已發行股份為278,582,090股。因此，在二零零四年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，根據該項授權，本公司將獲准購回股份最多可達27,858,209股。

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況不時波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金或借貸水平(較本公司截至二零零四年三月三十一日止年度經審核財務報告所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平(較本公司最近期公佈之經審核財務報告所披露之情況)受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修訂)所批准可作該等用途之資金。根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零四年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零四年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後，股東所佔本公司之投票權比例有所增加，則就香港公司收購及合併守則(「收購守則」)第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權(視乎該等增加之數額)，而須根據收購守則第26條提出強制全面收購建議。

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：

		佔已發行股本之百分比	
主要股東姓名	**持股數量**	**現時**	**倘全面行使購回股份權力**
周亦卿	140,669,359	50.49%	56.1%
宮川美智子 *(附註)*	140,669,359	50.49%	56.1%

重選董事

按照公司細則95條規定，周維正先生及何宗樑先生，於二零零四年三月二十九日獲董事會委任為執行董事，任期直至即將舉行之二零零四年度股東週年大會，惟有資格並願意在大會上膺選連任。選舉重選周先生及何先生連任之普通決議案將於二零零四年度股東週年大會提呈根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）第13.74條，有關董事之詳情如下：

周維正先生，本公司執行董事，現年三十歲，於二零零零年加入其士集團。周先生主要負責其士集團的管道技術業務及集團其他業務發展。彼持有英國牛津大學工程碩士學位，亦為香港總商會工業及科技委員會主席，互聯網專業人員協會委員／理事及仁濟醫院第二中學校董。周先生為周亦卿博士之兒子。周亦卿博士為本公司之主席兼董事總經理及為主要股東。周先生亦為若干就證券及期貨條例（「證券及期貨條例」）第XV部而言屬本公司主要股東所控制之公司的董事。於過去三年內，彼並無於任何其他上市公司擔任董事之職。除上文所披露者外，周先生與本公司之其他董事、高級管理人員、主要股東或控股股東概無任何關係。周先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。彼與本公司並無服務合約，亦無訂立任何特定或建議之服務年期。本公司之董事酬金除經股東週年大會上授權董事會釐定外，亦參照公司業績與盈利狀況、同業水平及市場環境而釐定。

何宗樑先生，本公司執行董事，現年五十四歲，於一九八五年加入其士集團。何先生亦為其士集團之財務總監，主要負責管理其士集團的會計及庫務等事務。何先生為英國特許公認會計師公會資深會員及香港會計師公會會員。何先生亦為若干就證券及期貨條例第XV部而言屬本公司主要股東所控制之公司的董事。於過去三年內，彼並無於任何其他上市公司擔任董事之職。除上文所披露者外，何先生與任何其他董事、高級管理人員、主要股東或控股股東概無任何關係。彼持有本公司股份40,000股之權益（定義見證券及期貨條例第XV部）。何先生與本公司並無服務合約，亦無訂立任何特定或建議之服務年期。本公司之董事酬金除經股東週年大會上授權董事會釐定外，亦參照公司業績與盈利狀況、同業水平及市場環境而釐定。

發行股份授權

第五項決議案將提呈於二零零四年度股東週年大會（「第五項決議案」）有關授予一般性授權，以賦予本公司董事權力於期間至本公司下屆股東週年大會；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日（以最早日期止之期間為準）發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十（包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權）。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法（已修訂），本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零四年度股東週年大會上將予提呈之第六項決議案（「第六項決議案」）乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份（最多可達提呈決議案當日本公司已發行股本百分之十）（「購回建議」）。

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
譚國榮
周維正
何宗樑

獨立非執行董事
黃宏發 O.B.E.(Hon.), J.P.
周明權 O.B.E., J.P.

註冊辦事處
Canon's Court,
22 Victoria Street,
Hamilton, HM 12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
一般性授權發行股份及購回本公司股份
及修訂公司細則之建議
股東週年大會

緒言

董事會欲尋求股東批准重選本公司退任董事，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣1.25元之股份(「股份」)及修訂公司細則。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零四年九月三日(星期五)上午十時二十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零四年度股東週年大會」)處理。

* *僅供識別*

執行董事

周亦卿*（主席兼董事總經理）*
郭海生*（董事總經理）*
馮伯坤
簡嘉翰
譚國榮
周維正
何宗樑

獨立非執行董事

黃宏發O.B.E. (Hon.), J.P.
周明權O.B.E., J.P.

秘書

簡嘉翰

核數師

德勤•關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

中國銀行（香港）有限公司
東亞銀行
法國巴黎銀行
香港上海滙豐銀行
上海商業銀行

律師

齊伯禮律師行
Appleby Spurling Hunter

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road
Pembroke, Bermuda

香港股份登記及過戶分處

標準証券登記有限公司
香港灣仔
告士打道五十六號
東亞銀行港灣中心地下

股份上市

香港聯合交易所有限公司
股份代號：025

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

網址

http://www.chevalier.com

屋宇署

其士(建築)有限公司	—	一般建築承建商名冊
其士(香港)有限公司	—	註冊專門承建商(通風系統工程)
聯益建造有限公司	—	一般建築承建商名冊
聯益承建有限公司	—	一般建築承建商名冊

機電工程署

其士(機電工程)有限公司	—	註冊電業承辦商
其士(香港)有限公司	—	建築工地升降機及塔式工作平台(安全)條例一註冊承建商
	—	註冊電業承辦商
	—	升降機及自動梯註冊承建商

環境運輸及工務局

其士(土木工程)有限公司	—	承建商名冊港口工程(丙組/試用期)
其士(建築)有限公司	—	樓宇建築(丙組)
其士(機電工程)有限公司	—	電氣裝置(第III組)
其士(環境技術)有限公司	—	污水處理廠及隔篩廠機電裝置
	—	供應及裝置濾水廠設備(試用期)
其士(香港)有限公司	—	空調裝置(第II組)
	—	柴油發電機裝置
	—	工業用途電氣裝置
	—	升降機、自動梯及乘客輸送帶裝置
	—	機械裝卸及起重裝置
	—	機械裝置(第II組)
	—	供應及裝置抽水機組及相連的水管工程
其士(衛星通訊)有限公司	—	音響裝置(試用期)
	—	廣播接收裝置
	—	防盜及保安裝置
	—	無線電裝置(試用期)
	—	視像裝置(試用期)
聯益建造有限公司	—	樓宇建築(丙組)
	—	道路及渠務(甲組/試用期)
	—	水務工程(丙組)

消防處

其士(機電工程)有限公司	—	註冊消防裝置承辦商(第二級)

香港房屋委員會

其士(建築)有限公司	—	樓宇承建商(新造工程第二組)、保養工程(第一組)
其士(機電工程)有限公司	—	電業承辦商
其士(香港)有限公司	—	空氣調節及通風系統承辦商
	—	升降機及自動梯承建商
	—	備用發電機組保養

其士富居物業管理有限公司	–	認可居屋苑物業管理公司（名單甲）
	–	認可停車場管理公司
	–	公共租住屋　認可物業管理代理登記冊
	–	認可商場物業管理公司（名冊1）
	–	物業管理服務合約承判商
聯益承建有限公司	–	保養工程第二組
	–	商場改善工程

香港房屋協會

其士（建築）有限公司	–	樓宇承建商（任何價值之工程）
聯益建造有限公司	–	認可本地承建商

香港品質管理局

其士（土木工程）有限公司	–	ISO 9001品質證書CC1438 土木工程的建造和保養
其士冷藏倉庫有限公司	–	ISO 9001品質證書CC2435 提供冷凍倉存服務
其士（建築）有限公司	–	ISO 9001品質證書CC140 樓宇建築
	–	ISO 9001品質證書CC270, 樓宇保養、維修及改善工程
其士（機電工程）有限公司	–	ISO 9001品質證書CC393 高壓、低壓和特低壓電力系統的設計、物料供應和安裝
其士（環境技術）有限公司	–	ISO 9001品質證書CC792 水處理和污水處理系統的設計、供應及安裝（香港）
其士（香港）有限公司	–	ISO 9001品質證書CC242 升降機和自動電梯系統設計、物料供應、安裝和保養服務（香港）
其士（衛星通訊）有限公司	–	ISO 9001品質證書CC2229 特低壓電力系統、話音和數據網絡系統的設計、物料供應、安裝和維修保養
聯益建造有限公司	–	ISO 9001品質證書CC790 樓宇建築、土木工程及維修工程
聯益承建有限公司	–	ISO 9001品質證書CC259 樓宇保養、維修及改善工程
其士普魯斯香港有限公司	–	ISO 9001品質證書CC2222 提供地下管道更新服務

認可資格

新加坡生產力與標準局		
其士新加坡控股私人有限公司	—	ISO 9001品質證書 升降機與自動梯之設計、安裝與維修
香港保險業聯會		
其士保險有限公司	—	會員
保險業監理處		
其士保險有限公司	—	一般保險業務牌照
保險索償投訴局		
其士保險有限公司	—	會員
香港專業保險經紀協會		
其士(保險顧問)有限公司	—	會員
香港海關		
其士冷藏倉庫有限公司	—	公眾保税倉牌照
食物環境衛生署		
其士冷藏倉庫有限公司	—	凍房牌照
康樂及文化事務署		
其士富居物業管理有限公司	—	認可供應商
工業貿易署		
其士冷藏倉庫有限公司	—	獲批准的食米貯存地方
電訊管理局		
其士(網絡科技)有限公司	—	示範／展覽牌照(放寬限制) 無線電商牌照(放寬限制)
其士(衛星通訊)有限公司	—	衛星電視共用天線系統牌照
其士店有限公司	—	無線電商牌照(放寬限制)
保安及護衛業管理委員會		
其士(香港)有限公司	—	保安公司牌照(保安工作類別III)
其士(衛星通訊)有限公司	—	保安公司牌照(保安工作類別III)
公司註冊處－放債人部		
其士三利財務有限公司	—	放債人牌照
啟銓有限公司	—	放債人牌照
國際航空運輸協會		
其士旅遊有限公司	—	認可證書
香港旅遊業議會		
其士旅遊有限公司	—	基本會員



其士國際集團有限公司
建築及機械工程
保險及投資
物業及酒店
資訊科技及其他業務
升降機及電扶梯
管道翻新
玻璃幕牆及鋁窗
建築及
土木工程
環保及機電工程
道路、渠務及
水務工程
冷氣設備系統
樓宇保養
建材設備
混凝土供應
電力及工業設備
物業投資及發展
物流及倉儲服務
物業管理
酒店投資
網絡科技方案
汽車及貿易
流動數碼方案
印刷業務
企業自動科技
財務及借貸服務
保養服務
旅遊顧問


CHEVALIER
CHEVALIER GROUP

周亦卿博士
主席兼董事總經理

縱然年內的營商環境非常嚴峻，本集團仍取得驕人的業績，收益亦已返回增長軌道。本集團年內的營業額由去年港幣3,332,000,000元稍微下跌4%至港幣3,199,000,000元，而股東應佔溢利則大幅增上升123%至港幣186,000,000元。此令人鼓舞的表現反映本集團員工對達成目標的堅持及發展先進機械工程的實力，亦加強了本集團的邊際利潤及體現業務與投資的平衡。

股息

董事會建議派發末期股息每股港幣20仙（二零零三年：港幣10仙）予於二零零四年八月二十七日星期五名列於本公司股東名冊內之股東。截至二零零四年三月三十一日止年度，連同已派付之中期股息每股港幣10仙（二零零三年（重列）：港幣7.5仙），合共派發股息每股港幣30仙（二零零三年（重列）：港幣17.5仙）。待即將召開之股東週年大會上獲股東批准，股息單將約於二零零四年九月八日星期三派付。

管理層討論及分析

建築及機械工程

年內，該業務營業額為港幣1,636,000,000元，去年則為港幣1,647,000,000元。

升降機及電扶梯

儘管面對競爭劇烈的市場環境，該部門憑藉本集團一貫重視的可靠信譽及優質服務，業績表現依然良好。雖然年內建築業市場淡靜，但新的安裝工程帶來之收益仍有所增長。縱使受到緊張的價格壓力，保養的收益亦保持穩定增長。年內主要的合約包括為Nina Tower內之酒店及辦公室大樓、香港四季酒店及政府建築署之學校改善計劃供應及安裝升降機及電扶梯。

玻璃幕牆及鋁窗



為數碼港發展項目安裝鋁工程

玻璃幕牆及鋁窗部門之專業隊伍(其中包括一隊澳洲的專業隊伍)均能夠緊貼市場需要，因此這項業務於年內的營業額及收益同樣錄得增長。最近獲得之玻璃幕牆合約包括數碼港發展項目C3及C4商業發展及九龍塘畢架山路住宅發展項目。

管道翻新

本集團已逐步邁向成為全球主要從事管道翻新公司的目標。截至公佈日期，本集團分別增持NordiTube Technologies AB(「Norditube」)及Rib Loc Group Limited(「RibLoc」)之股本權益至57%及74%。去年十二月，本集團與一奧地利伙伴合作，取得德國第二大管道翻新承辦商KMG之股權。公司重組以後，所有附屬公司及聯營公司均屬於控股公司其士管道科技有限公司旗下。



獲水務署頒發管道翻新工程簽約典禮

Norditube為免挖掘技術之專家，於環形編織襯管及應用材料上均具有廣泛的專業知識。Norditube壓力管道技術得到歐洲及美國的認可，亦於香港廣泛應用。年內在東莞設立該生產線的廠房使Norditube進一步改善其產品價格，以配合亞洲、歐洲及美國需求的增加。RibLoc為螺旋式纏繞膠管管道技術的先鋒。其技術大大節省了非壓力管道翻新及安裝新管道於物料、運送及安裝上的成本。以他們的經驗及網絡，彼此攜手合作下，本集團將能迅速地擴展業務至歐洲及美國市場。



於淺水灣使用 "Phoenix Pipe Liner" 為一條直徑 600 毫米的水管進行更新工程

過去數年，本集團於新加坡之附屬公司完成了差不多接近100公里之管道翻新工程。他們寶貴的經驗將能與其他國家組員分享。年內，除了非政府部門的合約以外，香港的附屬公司亦直接或間接地成功獲得多項水務署、渠務署、路政署、香港房屋委員會及香港機場管理局的工程合約。手頭合約總值高達港幣二億元。本集團期望客戶將繼續接受傳統開鑿式以外之新的管道翻新技術，此業務將成為本集團一項重點的工程業務。

建築及土木工程



將軍澳海港發展之海堤及填海工程

於二零零四年三月三十一日，建築及土木工程部門手頭上之工程合約總值接近港幣530,000,000元。主要的合約包括新界天水圍國際濕地公園、新界元朗舊墟十六區之中、小學的承建合約及新界天水圍一零四區類似的承建合約。學校的承建合約進展順利，預期於二零零五年完成。年內已完成的主要土木工程合約包括將軍澳海港發展一三七區第二期之興建海堤及填海工程及佐敦道第三期填海及餘下工程。



位於新界天水圍國際濕地公園建築工程

環保及機電工程

大埔自來水處理廠項目已於二零零三年六月完成，而竹篙灣迪士尼樂園發展計劃之清水灌溉泵站安裝項目預期於二零零四年底完成。另一項目荃灣原水泵房翻新機電設備工程進展良好，預期於二零零七年一月完成。

在加強項目管理控制系統後，機電工程部門的表現有所改善。為中區第三期填海項目重置現有機電設施及抽水站的工程已於今年二月展開，預期於二零零八年完成。其他工程包括紅磡灣酒店項目的電力系統安裝及將軍澳醫院防細菌感染病房之機電改善工程。

保險及投資

近年來，保險及投資業務成為本集團之主要收入來源之一。雖然年內營業額為港幣283,000,000元，較去年的港幣328,000,000元稍微下跌，但盈利貢獻由港幣48,000,000元持續增長至港幣103,000,000元，升幅達114%。

縱然市場競爭劇烈，保險業務部門仍取得滿意的表現。除為本地市場提供服務外，本集團於國內亦設立了一所辦事處，負責市場研究、企業推廣及擴展在中國內地的參與。由於利潤收窄，業務正面對困難不斷增加的市場環境，但與其他主要競爭對手相比，本集團於這幾年困難的時間能在建造業員工保償計劃的保險業務上成為業界主要領導者之一。我們期望部門於未來能繼續增長。

本集團採取穩健而謹慎的投資策略，於定息工具、銀行存款及其他定期收益工具上的投資約佔55%，而其餘則投資在股票及基金上。本集團未來將繼續採取穩健的投資策略及維持平衡的投資組合以穩定集團的收益。

物業及酒店

該業務之營業額由去年港幣264,000,000元大幅增加至今年港幣340,000,000元，盈利貢獻由港幣36,000,000元增加至港幣44,000,000元。業務表現顯著改善乃倉儲業務持續發展、香港租務市場復甦及中國內地物業市場蓬勃發展所致。



內地豪華住宅物業－翠擁天地二期

物業投資及發展

去年物業租金之收益持續增長，上海之豪華住宅物業－亦園的入住率維持逾80%，而位於葵涌、佔地427,500平方呎的十八層高冷藏倉庫亦已全部租出。其他香港及海外的工業及商業房產物業亦幾近全部租出。此業務為本集團帶來穩定的營業額及收益。

本集團另一個內地豪華住宅物業項目－四川省成都市的翠擁天地二期快將落成。該項目總建築面積逾80,000平方米，總投資額約人民幣二億元。

物業管理

其士富居物業管理有限公司（「其士富居」）於香港及中國內地承接多項私營及工業大廈的管理合約。憑藉穩固的財務狀況、在物業管理方面之豐富經驗及優質服務，其士富居獲納入康樂及文化事務署的認可供應商。

酒店投資

隨著非典型肺炎之恐懼淡化，本集團中國內地酒店業務的營運收益大大提高。其士信陽、東莞及九江大酒店之入住率維持理想的水平，尤以今年中國內地五一黃金週為甚。回顧年內，集團位於加拿大溫哥華商業區中心之玫瑰花園酒店，業務表現保持平穩。

資訊科技及其他業務

資訊科技及網絡方案

縱然營商環境嚴峻，該部門整體表現大有改善，業績盈利由港幣1,900,000元增至港幣4,300,000元，驕人成績實有賴員工努力不懈向顧客提供優質服務並致力嚴控營運開支。

汽車及貿易

年內，Action Honda連續四年榮獲本田優異代理獎。此項由加拿大本田頒發的獎項表揚表現優異的汽車代理。然而，由於競爭激烈，去年汽車代理的經營溢利減少。至於美國西岸的東方食品貿易、入口及分銷業務，於年內維持理想表現。本集團並獲得多個受到美國市場歡迎的知名食品品牌獨家代理權。


Action
HONDA
加拿大Action Honda汽車代理

印刷業務

為使業務更趨多元化，本集團透過倍佳印務有限公司開展其印刷業務。印刷廠房設於荃灣，總面積約160,000平方呎，提供一系列全面的優質及一站式服務，包括柯式平張印刷、柯式滾筒印刷及數碼印刷。本集團佔該公司49%的權益。

其士新加坡控股有限公司（「其士新加坡」）之私有化項目

於二零零三年四月二十五日，本公司以現金每股坡幣0.38元將其士新加坡私有化。二零零三年六月五日，根據新加坡公司條例行使強制性收購的權利後，其士新加坡正式成為本公司之全資附屬公司。其士新加坡於二零零三年六月於新加坡股票交易所之官方名冊上除牌，並易名為「其士新加坡控股私人有限公司」。其士新加坡之現有業務及運作均維持不變。

其士建築集團有限公司（「其士建築」）之私有化項目

於二零零三年十月三十一日，本公司建議以協議安排方式（根據百慕達公司法第99條）將其士建築進行私有化，註銷價為每股計劃股份港幣0.25元「計劃股份」。該建議已於二零零三年十二月五日在本公司股東特別大會上獲得本公司獨立股東批准。其士建築於二零零四年二月二十日完成私有化項目，所有計劃股份已註銷及於香港股票交易所之官方名冊上除牌，其士建築成為本公司旗下之全資附屬公司。

股份合併

股份合併於二零零三年六月五日在本公司舉行之股東特別大會上獲股東批准，以每五股本公司股份每股面值港幣0.25元之現有已發行及尚未發行股份合併為一股每股面值港幣1.25元之新股。

展望

去年，本集團之業務面對重重挑戰。不過，本集團除錄得可觀的收益外，不同的業務均達致一個更具競爭力的位置、鞏固的財務狀況及增長的利潤。驕人的成績印證了員工的堅持及平衡業務組合。此亦反映管理層抵禦全球經濟周期及香港區內角色轉變帶來的危機的能力。更重要的是當我們著眼於改善資產的收益及資金流動的同時，確實能夠在此困難的時期擴展業務組合。強勁的財務狀況及鞏固的收益將能緊握正確的收購機會及為本集團股東帶來最大的得益。

過去幾年，本集團緊守以上的增長策略，並獲得令人鼓舞的業績。收購冷凍倉庫及提供保險承保業務引證了我們的成功。未來，管道翻新乃另一個帶動建築及工程部門增長的業務。自於香港發展該業務後，承接工程不斷增加，其他具潛力發展的市場如美國、日本等亦將開展。過去幾年一連串的購併活動後，管道技術部門已達到提供國際性基建的水平。未來數年之進一步增長將為本集團帶來更多的營業額及收益。

未來，本集團對香港的經濟復甦較為樂觀。二零零四年首季度錄得百分之六點八的增長，為過去三年多來最快的增長速度。經過兩年的負增長及二零零三年只有百分之零點二的增長後，除市場消費及出口的顯著增長外，投資亦見活躍，二零零四年首季增長百分之五點九。物業市場生機再現，加上多項大型基建計劃的發展，預料可進一步增強對香港的投資信心。資本性投資的增加將為本集團帶來更多業務的機會。

本集團繼續著眼擴展中國內地的業務。雖然中國政府最近實施宏觀調控以控制市場上過熱的經濟活動，但整體經濟發展依然強勁。除成都的物業投資項目外，本集團將繼續在中國物業市場中尋找其他寶貴的投資機會。雖然如此，本集團將緊隨其謹慎的購併策略，強調低風險及成本控制。預計在可見之將來，在國內地產市場之目標投資額介乎港幣8億至10億元。



前排左起：郭海生、周亦卿、馮伯坤
後排左起：譚國榮、何宗樑、周維正、簡嘉翰

全球的經濟仍受到一些不平穩的因素影響，然而本集團已建立多年穩固的財務狀況、豐富的技術知識、廣闊的網絡及不容置疑的誠信。為能夠於不穩定的經濟環境站起來，本集團將保持警惕，並緊貼市場的情況及先進的技術發展。

致謝

本集團已成功應付史無前例的危機，並返回增長的軌道上。本人謹藉此機會，代表董事會對全體管理層及員工的努力、堅持及專業，深表謝意。

主席兼董事總經理
周亦卿

香港，二零零四年七月十五日

於二零零四年三月三十一日，本集團之總資產淨值約為港幣2,474,000,000元(二零零三年：港幣2,200,000,000元)，較二零零三年增加港幣274,000,000元或12.5%。

總債務與資本比率為51%(二零零三年：60%)及淨債務與資本比率為4%(二零零三年：21%)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣2,474,000,000元(二零零三年：港幣2,200,000,000元)而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣1,260,000,000元(二零零三年：港幣1,330,000,000元)。現金及銀行結存(包括抵押存款)為港幣1,156,000,000元(二零零三年：港幣872,000,000元)，而借貸淨額為港幣104,000,000元(二零零三年：港幣458,000,000元)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在該等浮息借貸款中，約港幣750,000,000元乃透過對冲掉期息率之固定息率計算。

年內，財務費用為港幣43,000,000元(二零零三年：港幣51,000,000元)，較二零零三年減少港幣9,000,000元。

本公司提供公司擔保，作為授予附屬公司之信貸擔保為總值港幣878,000,000元(二零零三年：港幣879,000,000元)。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

本集團之主要物業詳列如下：

(甲) 持作投資／自用物業

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百分率*
香港				
九龍灣宏開道八號 其士商業中心十樓 一零一一至一零一九室、 十九至二十三樓及 佔三分一權益之停車位 二百零一個	寫字樓及 停車場	174,600	中期	100
九龍觀塘成業街十六號 怡生工業中心A座地下	工業	16,000	中期	100
新界粉嶺安樂邨安福街一號 其士貨倉大廈	工業	118,300	中期	100
九龍灣常悦道二十一號 其士工程服務中心	工業	177,500	中期	100
新界荃灣德士古道二百二十至 二百四十八號 荃灣工業中心 二、三、四及五樓全層、 二十二樓二二零五及 二二零七室及停車位八個	工業	163,000	中期	49
新界葵涌國瑞路 一百二十四至一百三十號	冷藏倉儲	427,500	中期	38.3
渣甸山軒德蓀道九號	住宅	9,500	長期	100
石澳道二十號	住宅	5,300	長期	100

(甲) 持作投資／自用物業(續)

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百分率*
新加坡				
Chevalier House, 23 Genting Road, Singapore 349481	工業	80,000	永久業權	100
The Blue Building, 10 Genting Road, Singapore 349473	工業	17,000	永久業權	100
加拿大				
4334-4340 Kingston Road, Ontario, MIF 2M8	用作汽車經銷之寫字樓、工場及停車場	20,200	永久業權	100
14535-14583, Yonge Street, Aurora, Ontario (位於安大略省Aurora市)	用作汽車經銷之寫字樓、工場及停車場	25,000	永久業權	100
888 Hamilton Street, Vancouver, B.C.	酒店	63,000	永久業權	75
美國				
430 East Grand Avenue, South San Francisco, CA	工業／貨倉	38,000	永久業權	100
中華人民共和國				
河南省信陽市民權路三五五號	酒店	129,000	中期	70
東莞市厚街鎮沙塘村沙隆路	酒店	123,500	長期	100
廣東省廣州市東山廣場十八樓四、五、六、及七室	寫字樓	7,200	中期	50.8

(甲) 持作投資／自用物業(續)

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百分率*
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	寫字樓及陳列室	21,300	永久業權	50.8

(乙) 發展中物業

地點	完成之程度	預算完成之日期	用途	地盤面積 *平方呎*	發展後大約樓面面積 *平方呎*	集團所佔權益 *百分率*
中華人民共和國						
東莞市中心H-1-1及H-1-2地段	空置地盤	視乎中國政府撥地之日期	住宅及商業	104,880	524,500	50

(丙) 待售物業

地點	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百分率*
香港			
九龍旺角西海庭道八至十六號富榮花園	26,000	中期	100
新界將軍澳唐明街一號富康花園	23,600	中期	100
新界屯門龍門道四十五號富健花園	8,870	中期	100
中華人民共和國			
上海市徐滙區十八街坊四十八號地塊亦園	361,000	長期	80

董事會欣然將本公司及本集團截至二零零四年三月三十一日止年度報告書及經審核財務報告提呈各股東省覽。

主要業務

本公司之主要業務為投資控股，而其主要附屬公司、聯營公司及共同控制實體之主要業務載於第82至88頁。

本集團截至二零零四年三月三十一日止年度以業務及地區分類之營業額及業績載於財務報告附註第36項內。

業績及撥用

本集團於截至二零零四年三月三十一日止年度之業績載於第34頁之綜合收益表內。中期股息每股港幣十仙已於二零零四年二月二十四日星期二以現金支付，並可選擇收取本公司股份。董事會現建議派發末期股息每股港幣二十仙。

股本

年度內，本公司股本之變動載於財務報告附註第33項內。

購股權計劃

有關本公司及其附屬公司之購股權計劃可予認購股份詳情載於財務報告附註第43項內。

儲備

年度內，儲備的變動載於財務報告附註第34項內。

投資物業

年度內，投資物業的變動載於財務報告附註第14項內。

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報告附註第15項內。

借貸

本集團在二零零四年三月三十一日之銀行貸款及其他借貸之詳情載於第64至第65頁賬項附註30及31。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之五大供應商及五大客戶分別佔本集團進貨額及銷售額不足30%。本公司各董事、其聯繫人士或任何股東(就董事所知其擁有本公司已發行股本超過5%者)概無與本集團的五大供應商或五大客戶有任何權益。

物業

本集團於二零零四年三月三十一日之主要物業資料載於第17頁至第19頁。

僱員及薪酬制定

於二零零四年三月三十一日，本集團於全球僱用約4,200名全職員工。年內，員工總開支為港幣519,000,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣12,423,000元。

主要附屬公司、聯營公司及共同控制實體

本公司各主要附屬公司、聯營公司及共同控制實體之詳情分別載於財務報告附註第82頁至第88頁。

優先承讓權

本公司之細則並無優先承讓權之條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

年內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士 *（主席兼董事總經理）*
郭海生先生 *（董事總經理）*
馮伯坤先生
簡嘉翰先生
譚國榮先生
周維正先生 *（於二零零四年三月二十九日獲委任）*
何宗樑先生 *（於二零零四年三月二十九日獲委任）*
黃奇岳先生 *（於二零零四年三月二十九日辭任）*

獨立非執行董事

黃宏發先生
周明權博士

根據本公司之細則，周維正先生及何宗樑先生須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之利益

周亦卿博士、郭海生先生、馮伯坤先生、簡嘉翰先生及譚國榮先生在若干合約中獲得利益，概因彼等乃其士科技控股有限公司（「其士科技」）之董事及／或實益擁有其權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述者外，本公司或其任何附屬公司於本年底或年內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

年度內，概無董事與本集團於構成競爭之業務中有任何權益。

關連交易

按香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)詮釋，本集團不時與被列作「關連人士」其士科技進行交易。聯交所於一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該等豁免，當每次本集團與其士科技之若干附屬公司按一般及日常業務簽訂的關連交易，本公司無需以新聞通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

本公司之全資附屬公司以市值租金將下列物業出租予其士科技集團：

業主	租用物業(用途)	年度租金
萬珠發展有限公司	其士商業中心的部份(寫字樓)	111
拔創有限公司	其士工程服務中心的部份(寫字樓／貨倉)	3,255
星穎有限公司	金都大廈的部份(寫字樓)	28
星穎有限公司	東山廣場的部份(寫字樓)	94

關連交易(續)

年度內，其士科技集團就上述租賃支付予本集團租金約為港幣3,500,000元。

本公司獨立非執行董事確認，本集團截至二零零四年三月三十一日止年度內達成上述之交易為：

(i) 本集團一般及日常業務；

(ii) 以一般商業條款進行或非較獨立第三方可獲之條款優厚者；

(iii) 對本公司之股東而言均為公平及合理；及

(iv) 在有關豁免書內所述之金額內。

於二零零三年十月三十一日，本公司董事會建議以協議安排方式(根據百慕達公司法第99條)將本公司聯營公司其士建築集團有限公司(「其士建築」)進行私有化「該建議」，註銷價為每股計劃股份港幣0.25元。由於周亦卿博士為本公司之控股股東，本公司之董事及其士建築之主要股東，故根據上市規則第14.23(1)(b)條，該建議構成本公司關連交易。該建議亦涉及本公司向三名董事周亦卿博士、郭海生先生及譚國榮先生收購其士建築股份，根據上市規則第14.23(1)(a)條，此等股份收購亦構成本公司之關連交易。本公司成立獨立董事委員會(「委員會」)向本公司獨立股東提供意見以考慮該建議是否公平及合理。董事會已聘用財務顧問為委員會獨立財務顧問就該建議向本公司委員會及董事會提供意見。該建議已於二零零三年十二月五日在本公司股東特別大會上獲得本公司獨立股東批准。私有化計劃已於二零零四年二月二十日完成，所有計劃股份予以註銷，其士建築於聯交所撤銷其股份之上市地位。其士建築成為本公司旗下之全資附屬公司。

董事及主要行政人員之證券權益

於二零零四年三月三十一日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益－股份

		普通股股份數目			權益概約
董事名稱	身份	個人權益	家族權益	總數	百分比 (%)
周亦卿	實益擁有人	140,669,359*	－	140,669,359	50.49
郭海生	實益擁有人	98,216	－	98,216	0.04
馮伯坤	實益擁有人	93,479	－	93,479	0.03
簡嘉翰	實益擁有人	29,040	－	29,040	0.01
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
何宗樑	實益擁有人	40,000	－	40,000	0.01

* *周亦卿博士實益持有140,669,359股本公司股份，佔本公司股份約50.49%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙) 相聯公司權益－股份

			普通股股份數目				權益概約
董事名稱	相聯公司	身份	個人權益	公司權益	家族權益	總數	百分比 (%)
周亦卿	其士科技	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	－	93,810,787	54.75
郭海生	其士科技	實益擁有人	2,400,000	－	－	2,400,000	1.40
馮伯坤	其士科技	實益擁有人	2,580,000	－	－	2,580,000	1.50
簡嘉翰	其士科技	實益擁有人	451,200	－	－	451,200	0.26
譚國榮	其士科技	實益擁有人	400,000	－	10,400	410,400	0.24

* *周博士實益持有140,669,359股本公司股份，佔本公司股份約50.49%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份86,994,933股之權益，周博士並已就此向其士科技作出知會。*

董事及主要行政人員之證券權益（續）

於二零零四年三月三十一日，若干董事個人持有認購本公司及其相聯公司普通股股份的購股權，詳情載於下文「購股權計劃」一節內。

除上文及下段之「購股權計劃」所披露者外，於二零零四年三月三十一日就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉（包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

本公司及其士科技於一九九一年九月三十日採納購股權計劃（分別稱「其士國際舊計劃」及「其士科技舊計劃」）。該等計劃已於二零零一年九月二十九日屆滿，此後亦無再根據其士國際舊計劃及其士科技舊計劃授出其他購股權。於二零零四年三月三十一日，根據本公司及其相聯公司之購股權計劃尚未行使之購股權詳情如下：

（甲）本公司權益－購股權

董事名稱	授出日期	行使購股權之期限	每股行使價（港元）（附註）	購股權數目：於二零零三年四月一日持有（附註）	於年內行使	於年內註銷	於年內失效	於年內出售（附註）	於二零零四年三月三十一日持有
周亦卿	17/12/1999	30/06/2000－29/06/2003	2.44	1,690,000	–	–	–	1,690,000	–
郭海生	17/12/1999	30/06/2000－29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
馮伯坤	17/12/1999	30/06/2000－29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
簡嘉翰	17/12/1999	30/06/2000－29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–
譚國榮	17/12/1999	30/06/2000－29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–

於二零零四年三月三十一日，根據其士國際舊計劃並無尚未行使之購股權計劃之權益。

購股權計劃（續）

（乙）相聯公司權益－購股權

董事名稱	相聯公司	授出日期	行使購股權之期限	每股行使價（港元）（附註）	於二零零三年四月一日持有（附註）	購股權數目 於年內行使	於年內註銷	於年內失效（附註）	於二零零四年三月三十一日持有
周亦卿	其士科技	17/12/1999	30/06/2000－29/06/2003	2.32	1,400,000	–	–	1,400,000	–
郭海生	其士科技	17/12/1999	30/06/2000－29/06/2003	2.32	1,000,000	–	–	1,000,000	–
馮伯坤	其士科技	17/12/1999	30/06/2000－29/06/2003	2.32	1,310,000	–	–	1,310,000	–
簡嘉翰	其士科技	17/12/1999	30/06/2000－29/06/2003	2.32	1,000,000	1	–	999,999	–

於二零零四年三月三十一日，根據其士科技舊計劃所有尚未行使的購股權均已於二零零三年六月二十九日失效。

附註： 其士國際舊計劃及其士科技舊計劃所涉及之每股行使價、本公司購股權及其士科技購股權數目已就二零零三年六月六日生效之五合一股份合併作出調整。

本公司股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上採納新購股權計劃（「其士國際計劃」）。本公司及其士科技股東於二零零二年九月二十日在各自舉行之二零零二年度股東週年大會上採納另一項新購股權計劃（「其士科技計劃」）。其士國際計劃及其士科技計劃完全符合上市規則第十七章之規定。年內，並無購股權根據其士國際計劃及其士科技計劃而授出、行使、註銷或失效。於年初及年結，並無其士國際計劃及其士科技計劃尚未行使之購股權之權益。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士,主席兼董事總經理,現年六十八歲,彼為其士集團之創辦人及香港上市公司其士科技之主席。彼亦為萬順昌集團有限公司、電視廣播有限公司及邵氏兄弟(香港)有限公司之非執行董事。於一九九五年,周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜,並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員,並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務,於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務,及在個別宗親同鄉會及關心中國事務等機構擔任要職,貢獻良多,其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會永遠榮譽會長。此外,英、比、法、日四國先後頒授勳銜予周博士,以表揚及認同彼對本地及海外社會之貢獻。再者,周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。彼為本公司執行董事周維正先生之父親。

郭海生先生,董事總經理,現年五十四歲,於一九七二年加入其士集團,彼為其士科技董事,該公司為香港上市公司。彼亦為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席,並為香港註冊升降機及自動梯工程師,彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗,負責本集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

董事簡介(續)

執行董事(續)

馮伯坤先生,董事,現年五十二歲,於一九七四年加入其士集團,彼為其士科技之董事總經理,該公司為香港上市公司。他被推選為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生負責其士集團之附屬公司的業務,包括廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術、亦包括銷售商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與本集團之投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

簡嘉翰先生,董事及公司秘書,現年五十三歲,於一九八六年加入其士集團,彼為其士科技之董事及公司秘書,該公司為香港上市公司。彼亦為冠華國際控股有限公司及亞洲聯盟集團有限公司(前稱「i100 Limited」)之非執行董事。簡先生負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發之理學學士學位,亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

譚國榮先生,董事,現年四十三歲,於一九八六年加入其士集團。除參與管理保險承保、物業發展、物業管理及冷藏倉庫等部門外,彼亦負責其士集團法律事務、行政、人力資源管理、公共關係及旅遊代理業務。譚先生除持有中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑,彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港公司秘書公會之資深會員。同時,彼現還擔任香港保險索償投訴局名譽顧問一職。

周維正先生,董事,現年三十歲,於二零零零年加入其士集團。周先生主要負責其士集團的管道技術業務及集團其他業務發展。彼持有英國牛津大學工程碩士學位,亦為香港總商會工業及科技委員會主席,互聯網專業人員協會委員/理事及仁濟醫院第二中學校董。周先生為本公司主席兼董事總經理周亦卿博士之兒子。

何宗樑先生,董事,現年五十四歲,於一九八五年加入其士集團。何先生亦為其士集團之財務總監,主要負責管理其士集團的會計及庫務等事務。何先生為英國特許公認會計師公會資深會員及香港會計師公會會員。

董事簡介（續）

獨立非執行董事

黃宏發先生，現年六十歲，於一九九九年加入董事會。黃先生自一九八五年起為立法局／立法會之民選議員。他自一九七零年起任教於香港中文大學，現已榮休。彼亦為新洲印刷集團有限公司之非執行董事及香港瓦通紙業廠商會名譽會長。黃先生持有香港大學榮譽文學士學位及美國Syracuse University公共行政學碩士學位。

周明權博士，現年六十二歲，於二零零二年加入董事會。彼為周明權工程顧問有限公司之主席。彼擁有四十年於英國、中東、中國及香港籌劃、設計及興建多個工程項目之經驗。彼現任中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局及東區尤德夫人那打素醫院管理委員會之主席，並曾任香港房屋委員會及醫院管理局之委員。

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃（「公積金計劃」）之參與公司，此計劃之定義見職業退休計劃條例，屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免，並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金（「強積金計劃」）服務供應商，自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團受聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金5%注入供款，惟每月薪金以港幣20,000元為上限。根據法例規定，有關利益須保留六十五歲之退休年齡方可領取。

退休金計劃(續)

年內，本集團在該等計劃之總供款為港幣22,436,000元，其中已扣除之已沒收供款為港幣1,993,000元，並已在綜合收益表中扣除。於年度結算日，為數港幣59,000元之已沒收供款可用以抵減僱主之未來供款。

主要股東之證券權益

於二零零四年三月三十一日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量	權益概約百分比 (%)
周亦卿	140,669,359	50.49
宮川美智子（附註）	140,669,359	50.49

附註：該等股份由周博士實益持有。根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有同一批140,669,359股股份之權益。

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零四年三月三十一日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份或債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃及授予若干董事之購股權外，於年內任何時間，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

審核委員會

審核委員會乃按上市規則之規定成立，並於年內舉行兩次會議，其中成員包括本公司兩位獨立非執行董事黃宏發先生及周明權博士。於會議內，審核委員會與管理層已審閱本集團之關連交易、中期及年度報告書，並審閱本集團所採納之會計原則及實務及討論有關審核、內部監管及財務申報事宜。

企業管治

董事會認為本公司於年內均遵守上市規則附錄十四所載之最佳應用守則之指引。本公司已採納上市規則附錄十所載之標準守則。

足夠公眾持股量

根據本公司獲得之公開資料及據董事會所知、公眾人士所持有本公司股份超過本公司已發行股份總數25%。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席兼董事總經理
周亦卿

香港，二零零四年七月十五日

Deloitte.
德勤

致CHEVALIER INTERNATIONAL HOLDINGS LIMITED股東
(在百慕達註冊成立之有限公司)

本核數師已將刊於第34頁至第88頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴　公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

根據百慕達公司法第90條，本行乃負責根據本行審核之結果，對該等報告作出獨立意見，並謹此向股東(作為法人)報告，除此之外並無其他用途，惟毋須就本報告之內容向任何其他人士承擔負責。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於二零零四年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零四年七月十五日

綜合收益表

截至二零零四年三月三十一日止年度

	附註	2004 港幣千元	2003 港幣千元
營業額	4	**3,198,941**	3,332,297
銷售成本		**(2,749,866)**	(2,836,708)
毛利		**449,075**	495,589
其他經營收入	5	**118,314**	77,230
經銷成本		**(124,048)**	(166,198)
行政開支		**(98,664)**	(98,027)
資產減值虧損	6	**–**	(19,699)
其他經營支出	7	**(33,173)**	(70,470)
經營溢利		**311,504**	218,425
財務費用	8	**(43,032)**	(50,703)
所佔聯營公司業績		**(11,166)**	2,176
所佔共同控制實體業績		**(2,467)**	(7,485)
終止營運之收益(虧損)	9	**1,016**	(12,093)
除税前溢利	10	**255,855**	150,320
税項	11	**(38,932)**	(68,842)
未計少數股東權益前溢利		**216,923**	81,478
少數股東權益		**(30,923)**	2,022
本年度之溢利		**186,000**	83,500
股息	12	**83,970**	45,776
每股盈利	13		
基本		**68.7仙**	32.4仙
攤薄		**不適用**	32.4仙

二零零四年三月三十一日結算

	附註	2004 港幣千元	2003 港幣千元
非流動資產			
投資物業	14	**380,223**	361,359
物業、廠房及設備	15	**1,213,942**	1,122,874
待發展物業	16	**8,208**	7,153
商譽	17	**6,306**	3,620
負商譽	18	**(12,918)**	–
無形資產	19	**8,713**	4,136
所佔聯營公司權益	21	**43,270**	67,038
所佔共同控制實體權益	22	**21,743**	15,465
證券投資	23	**12,026**	28,979
會所債券		**2,169**	1,619
遞延稅項資產	32	**6,043**	5,464
定期存款		**7,800**	–
		1,697,525	1,617,707
流動資產			
存貨	24	**222,253**	191,492
待售物業	25	**853,109**	993,089
應收帳款、存出按金及預付款項	26	**1,087,926**	991,672
聯營公司應收帳		**16,544**	4,125
共同控制實體應收帳		**3,000**	–
就合約工程應向客戶收取之款項	27	**318,600**	280,719
證券投資	23	**651,586**	441,455
合夥項目投資		**3,843**	–
有抵押之存款		**89,386**	85,484
銀行結存及等同現金		**1,058,805**	786,660
		4,305,052	3,774,696
流動負債			
應付款項、存入按金及應付費用	28	**1,159,714**	824,454
未滿期保險費－一年內到期		**102,405**	135,386
未決保險索償		**313,351**	226,302
應付建築成本費用		**15,200**	21,567
聯營公司應付帳		**–**	78
共同控制實體應付帳		**352**	–
就合約工程應向客戶支付之款項	27	**165,294**	120,640
應付票據		**11,629**	43,781
融資性租賃之債務	29	**2,082**	1,891
遞延服務收入		**21,723**	21,209
課稅準備		**14,654**	35,299
銀行貸款	30	**544,539**	889,314
銀行透支－無抵押		**7,255**	2,140
其他貸款	31	**169**	–
		2,358,367	2,322,061
流動資產淨值		**1,946,685**	1,452,635
總資產減流動負債		**3,644,210**	3,070,342

二零零四年三月三十一日結算

	附註	2004 港幣千元	2003 港幣千元
非流動負債			
銀行貸款	30	**702,149**	434,664
其他貸款	31	**2,194**	—
未滿期保險費－超逾一年		**67,110**	91,166
遞延稅項負債	32	**74,854**	63,437
融資性租賃之債務	29	**1,275**	2,281
		847,582	591,548
少數股東權益		**322,779**	279,006
		2,473,849	2,199,788
股本及儲備			
股本	33	**348,228**	327,308
儲備	34	**2,125,621**	1,872,480
		2,473,849	2,199,788

本財務報告之34頁至88頁於二零零四年七月十五日經董事會通過及授權刊發，並由以下董事代表簽署：

郭海生
董事

馮伯坤
董事

二零零四年三月三十一日結算

	附註	2004 港幣千元	2003 港幣千元
非流動資產			
所佔附屬公司權益	20	**1,411,372**	1,644,200
所佔聯營公司權益	21	**–**	18,108
證券投資	23	**6,872**	5,673
會所債券		**599**	599
		1,418,843	1,668,580
流動資產			
應收帳款、存出按金及預付款項		**11,643**	5,365
附屬公司應收帳		**1,524,525**	1,009,357
聯營公司應收帳		**14,157**	652
證券投資	23	**164,202**	139,362
預繳稅		**532**	532
銀行結存及等同現金		**25,358**	176
		1,740,417	1,155,444
流動負債			
應付款項、存入按金及應付費用		**2,917**	2,435
附屬公司應付帳		**985,671**	733,290
銀行貸款	30	**135,000**	290,000
		1,123,588	1,025,725
流動資產淨值		**616,829**	129,719
總資產減流動負債		**2,035,672**	1,798,299
非流動負債			
銀行貸款	30	**110,000**	–
		1,925,672	1,798,299
股本及儲備			
股本	33	**348,228**	327,308
儲備	34	**1,577,444**	1,470,991
		1,925,672	1,798,299

郭海生
董事

馮伯坤
董事

綜合權益變動表

截至二零零四年三月三十一日止年度

	附註	2004 港幣千元	2003 港幣千元
年初總權益			
一上年度報告		**2,252,621**	2,227,655
一前期調整	2	**(52,833)**	(61,071)
一已重報		**2,199,788**	2,166,584
扣除遞延税項後之重估投資物業虧損		**–**	(12,777)
扣除遞延税項後之重估自用物業盈餘(虧損)		**78,399**	(28,370)
換算海外附屬公司、聯營公司及共同控制實體的財務報告所產生之滙兑差額		**12,957**	14,647
未於收益表上確認之淨收益(虧損)		**91,356**	(26,500)
本年度之溢利		**186,000**	83,500
附屬公司清盤將資本儲備撥回收益表		**41**	–
已派股息		**(54,439)**	(38,718)
發行新股份		**51,432**	14,938
發行新股份之費用		**(329)**	(16)
年末之總權益		**2,473,849**	2,199,788

截至二零零四年三月三十一日止年度

	2004 港幣千元	2003 港幣千元
經營業務		
除税前溢利	**255,855**	150,320
調整以下項目：		
所佔聯營公司業績	**11,166**	(2,176)
所佔共同控制實體業績	**2,467**	7,485
利息收入	**(39,817)**	(25,959)
利息支出	**42,807**	50,565
投資證券之股息收入	**(1,203)**	(364)
融資性租賃費用	**225**	138
折舊	**50,803**	57,883
物業、廠房及設備的減值虧損	**–**	1,218
證券投資的減值虧損	**–**	1,959
商譽的減值虧損	**–**	17,740
回撥待發展物業撥備	**–**	(930)
會所債券減值虧損	**–**	250
回撥負商譽	**(473)**	(78)
商譽攤銷	**3,573**	1,859
無形資產攤銷	**1,311**	680
附屬公司清盤之虧損	**41**	–
出售物業、廠房及設備之淨虧損	**4,516**	11,524
重估投資物業之虧損	**9,257**	15,458
重估自用物業之(盈餘)虧損	**(431)**	16,532
出售附屬公司之盈利	**(9)**	–
出售聯營公司之盈利	**–**	(309)
出售共同控制實體之虧損	**–**	409
營運資本變動前之經營現金流量	**340,088**	304,204
存貨之(增加)減少	**(10,355)**	5,096
待售物業之減少	**139,980**	64,010
應收帳款、存出按金及預付款項減少	**91,784**	42,632
就合約工程應向客戶收取款項之減少(增加)	**102,977**	(185,234)
證券投資之增加	**(159,421)**	(159,398)
合夥項目投資之增加	**(3,843)**	–
應付款項、存入按金及應付費用之(減少)增加	**(102,373)**	68,444
未滿期保險費之(減少)增加	**(57,037)**	54,408
未決保險索償之增加	**87,049**	117,962
應付建築成本費用之減少	**(6,367)**	(108,484)
就合約工程應向客戶支付款項之增加	**12,616**	75,806
應付票據之減少	**(32,378)**	(19,692)
遞延服務收入之增加	**506**	2,220
匯兑之差額	**(9,855)**	(7,108)
來自經營業務之現金	**393,371**	254,866
已付利息	**(46,677)**	(50,443)
支付融資性租賃費用	**(225)**	(138)
已繳付利得税	**(68,044)**	(32,767)
利得税退款	**2,952**	3,579
來自經營業務之現金淨額	**281,377**	175,097

綜合現金流動表

截至二零零四年三月三十一日止年度

	2004 港幣千元	2003 港幣千元
投資業務		
已收利息	**37,627**	23,010
收取聯營公司之股息	**—**	10,387
收取共同控制實體之股息	**—**	4,650
購買物業、廠房及設備	**(22,014)**	(36,179)
支付於無形資產	**(600)**	—
收取證券投資之股息	**1,203**	364
出售物業、廠房及設備	**5,016**	8,015
增購附屬公司之權益	**(23,034)**	(46,698)
購入及增購聯營公司之權益	**(10,534)**	(13,635)
購入可換股票據	**(5,125)**	—
購買會所債券	**(550)**	—
出售共同控制實體	**—**	26
聯營公司之淨借款	**(31,120)**	(1,146)
共同控制實體之還款	**301**	6
有抵押之存款之增加	**(3,773)**	(22,333)
收購附屬公司	**131,803**	3,135
提取(配售)超過三個月到期之銀行定期存款	**12,234**	(20,034)
出售聯營公司產生之資金流入	**6,971**	—
來自(使用於)投資業務之現金淨額	**98,405**	(90,432)
融資業務		
已付股息	**(19,672)**	(23,780)
支付附屬公司少數股東之股息	**(2,438)**	(1,700)
新借銀行貸款	**476,142**	350,490
償還銀行貸款	**(576,200)**	(320,550)
發行新股之費用	**(329)**	(16)
發行新股份	**16,665**	—
償還融資性租賃債務	**(1,034)**	(1,260)
附屬公司少數股東之貢獻	**7,660**	4
償還資本予附屬公司之少數股東	**—**	(10,177)
使用於融資業務之現金淨額	**(99,206)**	(6,989)
現金及等同現金增加	**280,576**	77,676
於年初之現金及等同現金	**764,486**	680,448
滙兑調整	**6,488**	6,362
於年終現金及等同現金	**1,051,550**	764,486
現金及等同現金分析		
銀行結存及等同現金	**1,058,805**	786,660
減：超過三個月到期之銀行存款	**—**	(20,034)
	1,058,805	766,626
銀行透支	**(7,255)**	(2,140)
	1,051,550	764,486

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司之主要業務為投資控股，而其附屬公司之主要業務已呈列於附錄一。

2. 採納會計實務準則

於本年度，本集團採納了香港會計師公會頒佈之會計實務準則第12條（經修訂）—「所得税」。實施會計實務準則第12條（經修訂）之影響主要與遞延税項有關。以往會計年度，遞延税項乃按「損益表負債法」作出部份撥備，即除預期不會於可見將來回撥之時差外，所產生之時差均會確認為負債。會計實務準則第12條（經修訂）要求採用「資產負債表負債法」，即就財務報告中資產及負債之帳面值與計算應課税溢利所用相應税基間之所有暫時差異（除極少數情況例外）確認作遞延税項。基於會計實務準則第12條（經修訂）並無任何特定過渡安排之規定，新會計政策以追溯方式應用。二零零三年度之比較數額已相應地重新呈列。

採納會計實務準則第12條（經修訂）之財務影響撮要如下：

	遞延税項資產 港幣千元	遞延税項負債 港幣千元	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	外滙兑換浮動儲備 港幣千元	保留溢利 港幣千元	少數股東權益 港幣千元
於二零零二年四月一日之金額							
－上年度報告	–	–	15,669	113,259	(24,805)	1,127,523	334,883
－由採納會計實務準則第12條（經修訂）所產生	5,994	70,266	(2,892)	(46,745)	–	(11,434)	(3,201)
－已重報	5,994	70,266	12,777	66,514	(24,805)	1,116,089	331,682
於二零零三年四月一日之金額							
－上年度報告	–	1,487	–	60,711	(9,736)	1,183,657	282,659
－由採納會計實務準則第12條（經修訂）所產生	5,464	61,950	–	(22,567)	(422)	(29,844)	(3,653)
－已重報	5,464	63,437	–	38,144	(10,158)	1,153,813	279,006

由於採納了會計實務準則第12條（經修訂），本集團本年度溢利增加港幣7,591,000元（二零零三年：溢利減少港幣18,410,000元）。

3. 主要會計政策

除投資物業和部分證券投資是以重估價值列帳外，本財務報告是按歷史成本為基礎，並按照香港普遍採納之會計原則編製。主要會計原則詳列如下：

(a) 綜合帳項基礎

綜合財務報告包括本公司及其附屬公司截至每年三月三十一日止之帳目，同時亦包函了本集團擁有之聯營公司及共同控制實體權益，其表達基準列載於下文(d)及(e)內。

年內收購或出售附屬公司、聯營公司及共同控制實體，自其有效收購日起或至其售出日止之業績，如適用，已包括於綜合收益表內。

(b) 商譽／負商譽

編製綜合帳時所產生之商譽／負商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於／低於在收購日集團所佔在該等公司可確認資產及負債之公平價值之差額。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽被決定減值時才計算入綜合收益表內。於二零零一年四月一日前，從收購所產生之負商譽仍然保留在儲備內，直至出售有關之附屬公司，聯營公司或共同控制實體時才計算入綜合收益表內。

於二零零一年四月一日後，從收購所產生的商譽會確認為資產並以直線法按其估計可使用年期四至五年攤銷。因收購聯營公司或共同控制實體時所產生之商譽會包括在所佔聯營公司或共同控制實體之所載值內。因收購附屬公司所產生之商譽乃獨立呈列於資產負債表內。

於二零零一年四月一日後，由收購所產生的負商譽將會呈列為資產之扣除項目。若收購日時負商譽估計是基於虧損或費用，則負商譽便會在有關虧損或費用發生時撥回當期之綜合收益表內。其餘負商譽則按可辨認已收購應計折舊資產之剩餘平均可使用年期五年，以直線法確認為收益。倘有關負商譽超出已收購可辨認非貨幣資產之總公平價值，則即時確認為收益。

因收購聯營公司或共同控制實體時所產生之負商譽乃扣除於在所佔聯營公司或共同控制實體之所載值內。因收購附屬公司所產生之負商譽乃獨立呈列為資產之扣除項目。

(c) 附屬公司投資

附屬公司投資乃以成本值扣除任何確認之減值虧損，列於本公司之資產負債表內。

(d) 所佔聯營公司權益

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，聯營公司之權益乃指本集團應佔其資產淨值，並加上商譽減除任何因收購產生但尚未於收益表內撇除、攤銷或釋放之負商譽及減除任何確認之減值虧損。

本公司以已收及應收股息計算聯營公司之業績。於資產負債表內，聯營公司之投資乃按成本值減除任何確認之減值虧損入帳。

3. 主要會計政策(續)

(e) 合營項目

共同控制資產

當一間集團公司直接參與合營項目之活動(此乃歸納為共同控制資產)時，集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入帳。

集團出售或分享應佔共同控制資產產品之收益，包括應佔合營項目之費用，乃按可預知從該等交易中流入(出)之經濟效益確認入帳。

共同控制實體

合營項目如涉及成立一獨立實體而各合營方均擁有權益，將被視為共同控制實體。

本集團於共同控制實體的權益已包括在綜合資產負債表中，並按本集團應佔該實體的資產淨值加上商譽減除任何因收購產生但尚未於收益表內撇除、攤銷或釋放之負商譽及減除任何確認之減值虧損列帳。本集團應佔共同控制實體自收購日起計算之業績則計入綜合收益表內。

本公司於共同控制實體之投資乃按成本值減除任何確認之減值虧損入帳。本公司以已收及應收股息計算共同控制實體之業績。

(f) 證券投資

證券投資於交易日確認並初步以成本衡量。於期後之申報日，就本集團已表達意願及有能力持至到期日之債務證券(持有至到期證券)，其計算方法是以攤銷成本扣除減值虧損以反映其不可收回值。任何持至到期日證券之攤銷或溢價乃按年根據投資工具之年期進行與其他投資收入累積計算，以達至於每段期間所確認之收益作為恆常之投資回報。

非持有至到期日之債券證券投資乃列作投資證券或其他投資。

持續持有作既定長期用途的投資證券，是以其後之申報日按成本減任何非暫時性的減值虧損計算。

其他投資按公平值計算，而未變現損益則計入期內之收益表。

(g) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。

投資物業乃按公開市值每年由獨立專業測量師對其作出重估。任何於重估投資物業價值時所產生的重估增加或減少均會計入或扣除於投資物業重估儲備中，但若該儲備的總額不足以彌補虧絀，不足之數則會於收益表內扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。

於出售重估物業時，有關投資物業重估儲備之結餘會包括在計算出售損益中，並轉入收益表內。

除契約尚餘之年期為二十年或不足二十年外，投資物業毋須按期計提折舊準備。

3. 主要會計政策(續)

(h) 物業、廠房及設備

(i) 酒店物業

酒店物業及其內部固定設備乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊及減值虧損)入帳。物業重估將定期進行，以確保帳面值與結算日時之公平市值無重大差異。重估時所產生之增值會計入重估儲備內，但若前期曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，將確認為收入。重估時產生之減值如超過該資產以前重估時所產生之重估儲備結餘，該超出部份會在收益表中扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。於重估物業出售或報廢時，有關物業之重估儲備結餘會轉入保留溢利。

酒店物業乃按直線攤銷法就其相關物業餘下之土地租賃年限計提折舊準備。

(ii) 其他物業

冷藏倉庫及其他持作固定資產之自用物業乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊及減值虧損)入帳。物業重估將定期進行，以確保帳面值與結算日時之公平市值無重大差異。重估時所產生之增值會計入重估儲備內，但若前期曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，將確認為收入。重估時產生之減值如超過該資產以前重估時所產生之重估儲備結餘，該超出部份會在收益表中扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。於重估物業出售或報廢時，有關物業之重估儲備結餘會轉入保留溢利。

永久業權之土地不予提取折舊準備。租賃土地乃按其餘下之契約年期計提折舊準備。已重估之物業乃按其重估值以直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，兩者較短者為準計提折舊準備。

(iii) 廠房及設備

廠房及設備乃按成本值減去累積折舊及累積減值虧損列於帳中。

廠房及設備之折舊乃按成本值及已考慮其估計的剩餘價值，按其估計使用年期及下列比率每年計提：

	折舊基準	**購入時額外折舊**	**每年折舊**
管道翻新設備	直線法	—	16.67%
電腦設備	餘額遞減法	20%	40%
躉船	餘額遞減法	10%	10%
天秤	餘額遞減法	20%	15%
其他	餘額遞減法	20%	20%

持作出租之資產乃按契約訂定租賃之年期計提折舊。持作融資性租賃資產之折舊準備乃參照自用資產之折舊基礎或按其可使用年期兩者較短者計提。

出售或報廢之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

3. 主要會計政策(續)

(i) 無形資產

無形資產乃以成本值列帳，並以直線法按下列年期攤銷：

凍房、公眾保稅倉及食米儲存牌照	10年
電腦軟件牌照	5年
專利權及牌照	16年
研究及開發費用	10年

(j) 研究及開發費用

研究活動之費用會在產生期間內確認為支出。

若預期發生於明確確定項目之開發成本，可透過將來之商業活動所產生之回報作彌補，則其所產生之內部產生無形資產將予以確認，並按其可使用年限，以直線法攤銷。

但若開發成本所產生之內部產生無形資產不予以確認，則有關費用會於產生期間內確認為支出。

(k) 減值

於每個結算日，本集團會對有形和無形資產的帳面金額進行核查，以確定是否有跡象顯示這些資產已發生減值虧損。如估計資產之可收回金額低於其帳面值，則將該資產的帳面金額減低至其可收回金額。減值虧損會即時確認為一項費用，除非相關資產是以別的會計準則作重估金額，在這種情況下，按其他會計準則，減值虧損會作為重估價值減少處理。

假若減值虧損於其後撥回，該資產的帳面金額會增加至其可收回金額的重新估計值，惟增加後的帳面金額不能超過該資產過往年度已確認為無減值虧損的帳面金額。減值損失的撥回即時確認為收入，除非相關資產是以別的準則作重估金額，在這種情況下，按其他會計準則，減值撥回會作為重估價值增加處理。

(l) 待售及發展中物業

待售物業乃按成本或可變現淨值之兩者較低值入帳。發展中物業乃按成本值及在適用情況下扣除任何確認之減值虧損入帳。

成本乃包括購入物業之成本值、建築成本、其他直接費用及已資本化之借貸成本。可變現淨值為管理層根據現行市場情況或在已訂定有約束力的出售合同情況下，根據協議出售價作出之估值。

(m) 存貨

存貨乃按成本或可變現值兩者較低值入帳。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支及按加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除估計完成之成本及銷售費用計算。

(n) 建築及安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算日進行之合約活動的完工程度計入綜合收益表。當一項合約的成果不能可靠地估計時，合約成本會在產生的會計期間確認為支出。當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，在適當情況下於資產負債表呈列為「就合約工程應向客戶收取之款項(作為資產)」或「就合約工程應向客戶支付之款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債，客戶尚未支付按工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預付款項」。

3. 主要會計政策(續)

(o) 未滿期保險費

未滿期保險費是指與投保人簽訂投保期跨越結算日後之保險承保費估計之部份。未滿期保險費是根據淨承保保險費計算的。在扣除了淨佣金和給予客戶的折扣後,以直線分攤的方式分攤,直至保險期終止日。

(p) 保險索償

已支付及未決之保險索償包括於結算日已支付之索償、已申報但未支付之索償以及估計已產生但仍未申報之索償。此估計是參考可預見之事件、過往的經驗和種種趨勢而計算的。

(q) 收益之計算

當一項建築及安裝合約的成果能夠可靠地估計時,合約之收入乃根據年度施工之價值,按完工百分比法確認。當一項合約成果不能可靠地估計時,只將已產生而可能取回的合約成本確認為收入。

待售物業之銷售收入乃在買賣雙方簽署具約束力之買賣協議文件後入帳。

銷售貨品之收益乃於貨品送出後或貨品所有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務時入帳。提供服務前預收之款項乃包括在遞延服務收入內。

保險代理佣金之收益乃按各保單之生效及續期日起確認。

保險業務之收益乃按保單被客戶接納及公司發出相關之付款通知書時確認。

利息收益乃按時間比例入帳,並根據本金之結餘及有關之利率作出計算。

出售證券之收益乃在出售協議達成後於交易日確認。

投資所得股息收入乃於本集團收取款項之權益確立時確認。

租金收入及其他營業性租賃收益乃按直線攤銷法據其租賃年期入帳。

(r) 營業性租賃

出租人並未轉讓所有權的全部相關風險及回報的租賃歸納為營業性租賃。集團租賃資產之費用及出租予客戶之租賃收益,乃以個別租賃期按直線攤銷法列入收益表內。

(s) 融資性租賃

由承租人承擔所有權的絕大部份相關風險及回報的租賃歸納為融資性租賃。持作融資性租賃之資產乃按本集團於購買該資產時所支付之公平價值撥作成本值。故對承租者而言,其扣除利息支出後之相應負債乃包括在資產負債表中之「融資性租賃之債務」內。財務費用(乃代表租賃契約之總承擔額與購買該資產公平價值之差額)已在相關租賃期內於收益表內扣除以便於每段會計期間內就承擔結餘達致固定成本比率。

3. 主要會計政策(續)

(t) 借貸成本

於收購、建設或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份。符合規定的資產泛指需經一段長時間才能將其達到如預期使用或出售狀況之資產。此類借貸成本將於資產大致上已可供使用或出售時而停止資本化。

其他借貸成本，乃於費用發生時確認為支出。

(u) 外幣換算

除不在香港經營之公司外，本集團之會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際率或合約交收日率兑換為港幣。資產負債表結算日之外幣資產及負債概按結算日率換算為港幣。所有兑換盈虧均於收益表內結算。

編製綜合帳時，海外附屬公司、聯營公司及共同控制實體之資產與負債乃按結算日率換算為港幣。而所有收入及支出項目乃按本期平均匯率換算為港幣，而所產生之匯率損益均轉入外匯兑換浮動儲備帳中。當上述公司出售時，該損益會確認為當期收入或支出。

(v) 退休保障計劃

向界定供款退休計劃作出的供款，是於到期時列帳為支出。

(w) 税項

所得税支出指當期應付税項及遞延税項。

當期應付税是根據當年應税利潤計算得出。應税利潤不同於收益表上列報的淨利潤，因為其並未計入其他年度應税或可抵税項目，亦未計入非應税或不可抵税項目。

遞延税項是由於財務報告中資產和負債的帳面金額與其用於計算應納税利潤的相應税基之間的差額所產生的預期應付或可收回税款。遞延税項採用資產負債表負債法核算。一般情況下，所有應税暫時性差異產生的遞延税項負債均予確認，而遞延税項資產則只能在未來應納税利潤足以用作抵銷暫時性差異的限度內，才予以確認。如果暫時性差異是由商譽(或負商譽)或不影響會計或應税溢利的其他資產和負債的初始確認下產生的，該遞延税項資產和負債則不予確認。

對附屬公司和聯營公司投資，以及在合營項目的權益產生的應税暫時性差異會確認為遞延税項負債，但集團能夠控制這些暫時性差異的轉回，而且暫時性差異在可預見的將來很可能不會轉回的情況則屬例外。

在每個資產負債表結算日，本集團會對遞延税項資產的帳面價值進行核查。在未來不再很可能有足夠納税所得以轉回部份或全部遞延税項資產時，按不能轉回的部份扣減遞延税項資產。

遞延税項是以預期於相關資產實現或相關負債清償當期所使用的税率計算。遞延税項會記入收益表，除非其與直接記入權益的項目有關，在這種情況下，遞延税項也會作為權益項目處理。

4. 營業額

營業額代表建築及安裝工程、酒店營運、出租物業、出售商品、提供服務、保險及投資業務所產生之已收及應收淨額。本集團營業額之業務及地區分析已詳列於附註36。

5. 其他經營收入

	2004 **港幣千元**	2003 港幣千元
其他經營收入包括：		
銀行及其他利息收入	**19,300**	14,756
債務證券之利息收入	**19,697**	10,702
聯營公司貸款之利息收入	**820**	501
有牌價證券之股息收入	**1,203**	364
管理費收入	**1,066**	2,780
外匯兌換收益	**25,551**	4,669
負商譽回撥	**473**	78
重估自用物業之盈餘	**431**	–

6. 資產減值虧損

	2004 **港幣千元**	2003 港幣千元
減值虧損於：		
證券投資	**–**	1,959
商譽	**–**	17,740
	–	19,699

7. 其他經營支出

	2004 港幣千元	2003 港幣千元
其他經營支出包括：		
重估投資物業之虧損	**9,257**	15,458
重估自用物業之虧損	**–**	16,532
呆壞帳撥備	**18,496**	9,305
商譽攤銷	**3,573**	1,859
無形資產攤銷	**1,311**	680

8. 財務費用

	2004 港幣千元	2003 港幣千元
銀行貸款及透支利息	**42,571**	51,510
償還期不超逾五年之其他貸款利息	**327**	–
融資性租賃費用	**225**	138
	43,123	51,648
減：撥作合約工程成本	**(91)**	(945)
	43,032	50,703

資本化之借貸成本乃按建造或購置合規格資產時之實際支出計算。其平均利率為0.7%(二零零三年：3%)。

9. 終止營運之收益(虧損)

本年度之終止營運收益主要代表上年度本集團對一般商品貿易及電訊設備零售及代理服務終止營運所產生之成本作出超額撥備所致。超額撥備及上年度之虧損詳列如下：

	2004 港幣千元	2003 港幣千元
不可撤銷之經營租約及相關支出超額撥備(撥備)	**645**	(1,927)
裁減員工支出超額撥備(撥備)	**408**	(3,264)
出售物業、廠房及設備之虧損	**–**	(5,425)
物業、廠房及設備之資產減值虧損	**–**	(1,218)
存貨報銷	**(37)**	(259)
	1,016	(12,093)

於二零零二年九月，本集團決定停止其在香港之電訊設備零售及電訊代理之業務。所有營運已於二零零三年五月終止。於上財政年度，本集團已結束了所有在香港之一般商品貿易業務及其零售店舖。因終止營運所產生之虧損總額為港幣11,077,000元。於前期因結束零售店舖之費用所作之超額撥備為港幣1,016,000元，並已計入本年度之收益。(二零零三年：虧損港幣12,093,000元)。

於本年度終止營運之業績及包括在綜合財務報告中之有關資產及負債帳面值如下：

	2004 港幣千元	2003 港幣千元
營業額	**994**	88,052
其他經營收益	**3,180**	10,084
經營成本	**(1,394)**	(111,762)
經營溢利(虧損)	**2,780**	(13,626)
減：少數股東權益	**(1,369)**	6,708
本集團應佔收益(虧損)	**1,411**	(6,918)
總資產	**2,519**	12,682
總負債	**(3,845)**	(13,850)
	(1,326)	(1,168)
減：少數股東權益	**653**	575
本集團應佔負債淨值	**(673)**	(593)

於本年度，該等業務對本集團淨營運現金流動貢獻為港幣3,301,000元(二零零三年：使用港幣8,035,000元)，對投資業務貢獻及融資業務之使用分別為港幣159,000元(二零零三年：使用港幣1,089,000元)及港幣3,675,000元(二零零三年：貢獻港幣8,805,000元)。

10. 除稅前溢利

	2004 港幣千元	2003 港幣千元
除稅前溢利已扣除下列各項目：		
物業、廠房及設備之折舊		
自用資產	**53,229**	58,414
融資租賃之資產	**1,477**	1,107
	54,706	59,521
減：撥作合約工程成本	**(3,903)**	(1,638)
	50,803	57,883
核數師酬金	**4,400**	5,178
員工開支(附註a)	**518,845**	542,305
減：撥作合約工程成本	**(35,260)**	(22,290)
	483,585	520,015
關於租賃以下項目之營業性租賃費用		
樓宇	**22,051**	27,156
其他	**2,251**	556
	24,302	27,712
出售物業、廠房及設備之虧損	**4,516**	11,524
已變現及未變現之證券投資淨虧損	**–**	9,464
並計入下列項目：		
物業租金收入港幣62,069,000元(二零零三年：港幣69,730,000元)減物業支出(附註b)	**48,546**	56,483
設備租賃收益港幣4,051,000元(二零零三年：港幣1,999,000元)減租賃支出	**1,778**	1,260
已變現及未變現之證券投資淨盈餘	**25,402**	–

附註：

(a) 董事酬金已包括在員工開支，其資料在附註38中披露。

員工開支包括裁減員工付款合共港幣6,110,000元(二零零三年：港幣6,028,000元)及已扣除沒收部份的退休保障計劃供款合共港幣22,436,000元(二零零三年：港幣20,194,000元)。

(b) 已包括從共同控制資產收取之租金港幣1,668,000元(二零零三年：港幣1,859,000元)減支出港幣1,229,000元(二零零三年：港幣751,000元)。

11. 税項

	2004 港幣千元	2003 港幣千元
支出(回撥)包括：		
本公司及附屬公司		
本年利得税		
香港	**35,889**	33,723
海外	**12,237**	12,697
	48,126	46,420
遞延税項	**(9,130)**	18,228
	38,996	64,648
應佔聯營公司之税項	**(65)**	4,514
應佔共同控制實體之税項	**1**	(320)
	38,932	68,842

香港利得税準備乃根據各公司之估計應課税之溢利減可運用之前期税項虧損寬減，按税率17.5%(二零零三年：16%)計算。於本年度，香港利得税率由16%上調至17.5%，其影響已反映於計算截至二零零四年三月三十一日之本年及遞延税項餘額中。

海外之課税準備乃按照各公司當地之法例之適用税率及估計應課税溢利計算。

本年度税項費用調節至除税前溢利：

	2004 港幣千元	2003 港幣千元
除税前溢利	**255,855**	150,320
按本地利得税税率17.5%(二零零三年：16%)計算的税項(附註)	**44,775**	24,051
不可抵扣費用的税項影響	**11,376**	37,566
毋須應税收益的税項影響	**(26,695)**	(21,070)
未予確認的本年度税務虧損及遞延税項資產的税項影響	**27,806**	23,194
使用以前未予確認税務虧損的税項影響	**(23,136)**	(2,712)
在其它司法區經營的附屬公司因使用不同税率的影響	**(410)**	3,733
遞減税率計算所得税的影響	**(88)**	(3)
因本年度税率改變而對遞延税項期初結餘造成的影響	**1,042**	—
應佔聯營公司及共同控制實體之税項的影響	**2,321**	5,044
其他	**1,121**	(961)
本年度本公司及附屬公司之税項費用	**38,932**	68,842

附註：

採用之本地利得税税率為本集團主要經營地區之適用税率。

除計入收益表開支金額外，相關於本集團投資物業重估之遞延税項已直接記入權益(見附註34)。

12. 股息

	2004 港幣千元	2003 港幣千元
已派中期股息		
每股港幣10仙(二零零三年：每股港幣7.5仙)	**27,571**	19,591
擬派末期股息		
每股港幣20仙(二零零三年：每股港幣10仙)	**55,716**	26,185
已派額外股息	**683**	–
	83,970	45,776

額外股息代表派予在二零零三年三月三十一日止年度結算日後至截止股份登記過戶日期間，認購股權人行使其認購股權而分配之股份的相關末期股息。

股東可選擇收取本公司發行之股份以代替本年度及上年度之中期股息及本年度之末期股息。

由於本公司在二零零三年六月進行了普通股股份合併，故每股股息之比較數額已作出調整。

13. 每股盈利

	2004 港幣千元	2003 港幣千元
就計算基本及攤薄每股盈利之溢利	**186,000**	83,500

	股數	
	2004 千股	2003 千股
就計算基本每股盈利之普通股份加權平均股數(附註a)	**270,640**	257,323
潛在可攤薄普通股份之影響：		
認購股權(附註b)	–	269
就計算攤薄每股盈利之普通股份加權平均股數	**270,640**	257,592

附註：

(a) 由於本公司在二零零三年六月進行了普通股股份合併，故截至二零零三年三月三十一日止年度之加權平均股數已作出調整。

(b) 在計算二零零四年三月三十一日止年度的攤薄每股盈利時，由於某些股權行使價高於每股公平價值，故並不假設其尚未行使之認購股權將獲行使。

14. 投資物業

	香港 中期契約 港幣千元	中國 長期契約 港幣千元	中國 中期契約 港幣千元	海外 永久業權 港幣千元	總額 港幣千元
集團					
估值					
於二零零三年四月一日	192,917	–	10,583	157,859	361,359
匯兌調整	–	–	–	7,740	7,740
由自用物業轉入	22,050	1,890	–	–	23,940
重估淨盈餘(虧損)	5,760	–	17	(18,593)	(12,816)
於二零零四年三月三十一日	220,727	1,890	10,600	147,006	380,223

附註：

(a) 位於香港之投資物業包括本集團應佔共同控制資產之權益，其所載值為港幣18,667,000元(二零零三年：港幣18,667,000元)。

(b) 所有物業均由獨立專業測量師於二零零四年三月三十一日按公開市值現有用途之基準予以重估。位於香港及中國之物業，分別按簡福貽測量行及戴德梁行之估值予以重估。海外物業乃根據CB Richard Ellis (Pte) Ltd及戴德梁行之估值予以重估。

(c) 已按予銀行之投資物業帳面所載值合共港幣212,356,000港元(二零零三年：港幣183,376,000元)。

(d) 本年度之投資物業租金收入為港幣14,995,000元(二零零三年：港幣19,960,000元)。

15. 物業、廠房及設備

	冷藏貨倉 港幣千元	酒店物業 港幣千元	自用物業 港幣千元	機器及工具 港幣千元	傢俬、裝置其他設備及汽車 作自用 港幣千元	傢俬、裝置其他設備及汽車 作租賃用途 港幣千元	總額 港幣千元
集團							
成本值或估值							
於二零零三年四月一日	250,000	159,277	597,420	93,779	193,209	7,041	1,300,726
收購附屬公司	–	–	–	18,669	4,043	–	22,712
添置	–	625	–	4,887	11,955	4,547	22,014
出售	–	–	–	(3,725)	(27,025)	(2,458)	(33,208)
轉入投資物業	–	–	(23,940)	–	–	–	(23,940)
重估盈餘(虧損)	40,000	(19,649)	73,679	–	–	–	94,030
匯兑調整	–	9,045	6,100	3,492	2,390	499	21,526
於二零零四年三月三十一日	290,000	149,298	653,259	117,102	184,572	9,629	1,403,860
累積折舊及資產減值							
於二零零三年四月一日	–	–	–	45,181	131,347	1,324	177,852
年度折舊	6,255	4,299	12,437	12,558	17,150	2,007	54,706
售出撥回	–	–	–	(2,606)	(20,082)	(988)	(23,676)
重估撥回	(6,255)	(4,299)	(12,437)	–	–	–	(22,991)
匯兑調整	–	–	–	2,088	1,824	115	4,027
於二零零四年四月三十一日	–	–	–	57,221	130,239	2,458	189,918
帳面淨值							
於二零零四年三月三十一日	290,000	149,298	653,259	59,881	54,333	7,171	1,213,942
於二零零三年三月三十一日	250,000	159,277	597,420	48,598	61,862	5,717	1,122,874

本集團物業、廠房及設備之成本值及估值分析如下：

	冷藏貨倉 港幣千元	酒店物業 港幣千元	自用物業 港幣千元	機器及工具 港幣千元	作自用 港幣千元	作租賃用途 港幣千元	總額 港幣千元
成本值	–	–	–	117,102	184,572	9,629	311,303
於二零零四年專業估值	290,000	139,003	650,843	–	–	–	1,079,846
於二零零四年董事之估值	–	10,295	2,416	–	–	–	12,711
	290,000	149,298	653,259	117,102	184,572	9,629	1,403,860

15. 物業、廠房及設備(續)

附註：

(a) 由物業所組成之帳面淨值

	集團	
	2004 **港幣千元**	2003 港幣千元
香港：		
長期契約	**232,600**	177,450
中期契約	**587,820**	554,610
中國：		
長期契約	**52,446**	64,402
中期契約	**45,875**	49,828
海外：		
永久業權	**152,619**	139,272
長期契約	**16,549**	16,512
中期契約	**4,211**	4,328
短期契約	**437**	295
	1,092,557	1,006,697

(b) 物業乃按公開市值及現有用途基準於二零零四年三月三十一日予以重估。若干位於中國之物業乃由董事重估，其他物業皆由獨立專業測量師重估。位於香港及中國之物業分別由簡福貽測量行、戴德梁行重估。位於海外之物業由CKS Property Consultants Pte Ltd、CIBI Information, Inc.、CB Richard Ellis (Pte) Limited及Brooke Real Estate Ltd.重估。

(c) 如該類物業按成本值減除累積折舊入帳，於二零零四年三月三十一日，所載帳面淨值為港幣936,662,000元(二零零三年：港幣1,033,155,000元)。

(d) 已按予銀行作抵押之物業帳面所載值為港幣701,464,000元(二零零三年：港幣646,639,000元)。

(e) 持作融資性租賃用途之機器、工具及設備的帳面淨值為港幣5,479,000元(二零零三年：港幣6,926,000元)。

16. 待發展物業

	集團 港幣千元
海外永久業權土地	
成本值扣除資產減值虧損	
於二零零三年四月一日	7,153
匯兑調整	1,055
於二零零四年三月三十一日	8,208

17. 商譽

	集團 港幣千元
成本	
於二零零三年四月一日	22,253
收購附屬公司	(1,119)
增購附屬公司之權益	5,725
於二零零四年三月三十一日	26,859
累計攤銷及減值	
於二零零三年四月一日	18,633
年度攤銷	1,920
於二零零四年三月三十一日	20,553
帳面淨值	
於二零零四年三月三十一日	6,306
於二零零三年三月三十一日	3,620

18. 負商譽

	集團 港幣千元
成本	
於二零零三年四月一日	–
由所佔聯營公司權益轉入	309
收購附屬公司	12,828
於二零零四年三月三十一日	13,137
累計攤銷	
二零零三年四月一日	–
撥作收入	219
於二零零四年三月三十一日	219
帳面淨值	
於二零零四年三月三十一日	12,918
於二零零三年三月三十一日	–

19. 無形資產

集團	凍房、公眾保税倉及食米儲存牌照 港幣千元	電腦軟件牌照 港幣千元	研究及開發費用 港幣千元	專利權及牌照 港幣千元	總額 港幣千元
成本					
於二零零三年四月一日	3,000	1,900	–	–	4,900
收購附屬公司	–	–	3,222	1,697	4,919
添置	–	–	600	–	600
匯兑調整	–	–	255	132	387
於二零零四年三月三十一日	3,000	1,900	4,077	1,829	10,806
攤銷					
於二零零三年四月一日	337	427	–	–	764
本年度攤銷	300	380	413	218	1,311
匯兑調整	–	–	12	6	18
於二零零四年三月三十一日	637	807	425	224	2,093
帳面淨值					
於二零零四年三月三十一日	2,363	1,093	3,652	1,605	8,713
於二零零三年三月三十一日	2,663	1,473	–	–	4,136

20. 所佔附屬公司權益

	公司 2004 港幣千元	公司 2003 港幣千元
成本值扣除資產減值虧損		
有牌價證券－香港	**171,990**	171,990
無牌價證券	**989,273**	1,072,312
附屬公司之應收帳減撥備	**250,109**	399,898
	1,411,372	1,644,200
有牌價證券之市值－香港	**88,229**	55,143

有關本集團於二零零四年三月三十一日各主要附屬公司之資料已載於附錄一。若將所有附屬公司全部列出，乃過於冗長，故所載之附屬公司資料，乃對本集團業績或資產有重大影響之公司。

附屬公司之應收帳為無抵押及無固定還款期。

截至本年度止，全部該等附屬公司並無債務證券。

21. 所佔聯營公司權益

	集團		公司	
	2004 **港幣千元**	2003 港幣千元	**2004** **港幣千元**	2003 港幣千元
所佔資產淨值				
有牌價聯營公司－香港	**–**	27,427	**–**	–
有牌價聯營公司－海外	**10,691**	7,785	**–**	–
無牌價聯營公司	**7,311**	15,900	**–**	–
收購聯營公司所發生之負商譽（附註(b)）	**(2,178)**	(309)	**–**	–
收購聯營公司所發生之商譽（附註(c)）	**7,492**	2,435	**–**	–
成本值扣除資產減值虧損				
有牌價聯營公司－香港	**–**	–	**–**	18,108
非上市可換股票據（附註(d)）	**5,125**	–	**–**	–
聯營公司之應收帳（附註(e)）	**14,829**	13,800	**–**	–
	43,270	67,038	**–**	18,108
有牌價聯營公司之市值－香港	**–**	7,151	**–**	5,812
有牌價聯營公司之市值－海外	**37,667**	12,350	**–**	–
	37,667	19,501	**–**	5,812

附註：

(a) 有關本集團於二零零四年三月三十一日各主要聯營公司之資料，已載於附錄二。若將所有聯營公司之資料全部列出，乃過於冗長，故所載之聯營公司資料，乃對本集團業績或資產淨值有重大影響之公司。

(b) 收購聯營公司所產生之負商譽

	集團 港幣千元
成本	
於二零零三年四月一日	309
收購時產生	2,432
收購附屬公司時轉入負商譽	(309)
於二零零四年三月三十一日	2,432
攤銷	
於二零零三年四月一日	–
撥作收入	254
於二零零四年三月三十一日	254
帳面淨值	
於二零零四年三月三十一日	2,178
於二零零三年三月三十一日	309

21. 所佔聯營公司權益(續)

(c) 收購聯營公司所產生之商譽

	集團 港幣千元
成本	
於二零零三年四月一日	2,449
收購時產生	6,710
於二零零四年三月三十一日	9,159
累計攤銷	
於二零零三年四月一日	14
本年攤銷	1,653
於二零零四年三月三十一日	1,667
帳面淨值	
於二零零四年三月三十一日	7,492
於二零零三年三月三十一日	2,435

(d) 可轉換票據是上市聯營公司應收款，其年利率為7.43%及會在二零零五年八月十五日到期。

(e) 聯營公司之應收款其中包括港幣14,156,000元之抵押貸款，其年利率為香港同業拆息加1.5%及無固定還款期。餘額為免息貸款，無抵押及無固定還款期。

22. 所佔共同控制實體權益

	集團 2004 港幣千元	集團 2003 港幣千元
所佔負債淨值	**(12,698)**	(18,925)
共同控制實體之應收帳(附註b)	**34,441**	34,390
	21,743	15,465

附註：

(a) 有關本集團於二零零四年三月三十一日各主要共同控制實體之資料，已載於閱附錄三。若將所有共同控制實體全部列出，乃過於冗長，故所載共同控制實體之資料，乃對本集團業績或資產有重大影響之公司。

(b) 共同控制實體之應收帳為免息款，無抵押及無固定還款期。

23. 證券投資

	集團		公司	
	2004 **港幣千元**	2003 港幣千元	**2004** **港幣千元**	2003 港幣千元
持有至到期日之證券：				
債務證券：				
海外有牌價	**4,563**	4,179	–	–
無牌價	–	17,800	–	–
投資證券：				
無牌價股本證券	**5,000**	–	–	–
其他投資：				
股本證券				
有牌價				
香港	**69,558**	9,384	**6,872**	3,488
海外	**64,979**	17,250	–	–
無牌價	**2,976**	4,357	–	2,185
債務證券				
海外有牌價	**175,573**	204,417	**125,056**	139,362
無牌價	**262,121**	174,499	**39,146**	–
無牌價單位信託	–	38,548	–	–
無牌價互惠基金	**60,363**	–	–	–
無牌價金融市場基金	**18,479**	–	–	–
	663,612	470,434	**171,074**	145,035
有牌價證券之市值				
債務證券				
海外	**186,124**	214,942	**125,056**	139,362
股本證券				
香港	**69,558**	9,384	**6,872**	3,488
海外	**64,979**	17,250	–	–
	320,661	241,576	**131,928**	142,850
作財務報告用途之帳面值分析如下：				
非流動	**12,026**	28,979	**6,872**	5,673
流動	**651,586**	441,455	**164,202**	139,362
	663,612	470,434	**171,074**	145,035

24. 存貨

	集團	
	2004 **港幣千元**	2003 港幣千元
原材料	**25,154**	12,027
待售存貨	**166,144**	149,211
耗用物料	**30,955**	30,254
	222,253	191,492

以上列示之存貨包括待售存貨港幣28,673,000元(二零零三年:港幣25,571,000元)乃以其可變現淨值計算。

於本年度確認為費用之存貨成本為港幣868,623,000元(二零零三年:港幣951,258,000元)。

25. 待售物業

待售物業包括本集團應佔共同控制實體之資產,其所載值為港幣23,321,000元(二零零三年:港幣23,321,000元)。

待售物業已包括按可變現淨值計算之物業計港幣390,059,000元(二零零三年:港幣408,000,000元)。

於本年度,已銷售的待售物業成本為港幣101,668,000元(二零零三年:港幣34,865,000元)。

26. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括本集團所佔共同控制資產內之應收帳款計港幣190,000元(二零零三年:港幣297,000元)。

應收帳款、存出按金及預付款項包括應收貨款計港幣670,862,000元(二零零三年:港幣688,799,000元)。應收貨款之帳齡分析如下:

	集團	
	2004 **港幣千元**	2003 港幣千元
0-60天	**605,265**	628,833
61-90天	**30,269**	28,492
逾90天	**35,328**	31,474
	670,862	688,799

本集團對各項核心業務客戶已確立指定信貸政策。給予貿易客戶之平均信貸期為60天。

27. 就合約工程應向客戶收取(支付)之款項

	集團	
	2004 **港幣千元**	2003 港幣千元
於結算日之施工中合約：		
已產生之合約成本	**3,788,832**	3,448,568
已確認利潤減已確認虧損	**(2,820)**	71,216
	3,786,012	3,519,784
減：進度款	**(3,632,706)**	(3,359,705)
	153,306	160,079
分表為：		
已包括於流動資產內之應向客戶收取之款項	**318,600**	280,719
已包括於流動負債內之應向客戶支付之款項	**(165,294)**	(120,640)
	153,306	160,079

於二零零四年三月三十一日，客戶就合約工程所持之保留款額為港幣101,189,000元(二零零三年：港幣81,772,000元)。而同時就合約工程收取客戶預付款為港幣3,588,000元(二零零三年：港幣8,298,000元)。

28. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括本集團所佔有關於共同控制資產之債務承擔為港幣256,000元(二零零三年：港幣386,000元)。而相關共同控制的資產包括投資物業，待售物業及相關應收帳共港幣42,178,000元(二零零三年：港幣36,115,000元)。資料已分別於附註14、25及26中披露。

應付款項、存入按金及應付費用包括應付貨款港幣283,779,000元(二零零三年：港幣216,657,000元)。應付貨款之帳齡分析如下：

	集團	
	2004 **港幣千元**	2003 港幣千元
0－60天	**176,528**	134,560
61－90天	**8,418**	8,825
逾90天	**98,833**	73,272
	283,779	216,657

29. 融資性租賃之債務

	最低租賃付款		最低租賃付款現值	
	2004	2003	**2004**	2003
	港幣千元	港幣千元	**港幣千元**	港幣千元
集團				
融資性租賃債務償還期為：				
一年內	**2,334**	2,095	**2,082**	1,891
二至五年內	**1,426**	2,549	**1,275**	2,281
	3,760	4,644	**3,357**	4,172
減：將來之財務費用	**(403)**	(472)	**–**	–
	3,357	4,172	**3,357**	4,172
減：償還期為一年內並已包括在流動負債內之債務			**(2,082)**	(1,891)
一年後應償還之債務			**1,275**	2,281

本集團為若干設備進行融資，平均為期四年（二零零三年：四年）。截至二零零四年三月三十一日止年度平均有效息率為6.2%（二零零三年：6.2%）。息率是按合約訂定時釐定，所有租賃皆以固定還款為基準，並沒有進行或然租約付款之安排。

集團融資租約之債務承擔是以融資資產作抵押予出租人。

30. 銀行貸款

	集團		公司	
	2004	2003	**2004**	2003
	港幣千元	港幣千元	**港幣千元**	港幣千元
償還銀行貸款日期如下：				
一年內償還	**544,539**	889,314	**135,000**	290,000
償還期包括在：				
一年後但兩年內	**303,645**	86,745	**110,000**	–
二年後但五年內	**353,893**	243,153	**–**	–
超逾五年	**44,611**	104,766	**–**	–
	1,246,688	1,323,978	**245,000**	290,000
減：償還期為一年內並已包括在流動負債內之貸款	**(544,539)**	(889,314)	**(135,000)**	(290,000)
	702,149	434,664	**110,000**	–
有抵押	**631,688**	912,718	**–**	–
無抵押	**615,000**	411,260	**245,000**	290,000
	1,246,688	1,323,978	**245,000**	290,000

31. 其他貸款

	集團 2004 港幣千元	集團 2003 港幣千元
其他貸款之償還期為：		
一年內償還	**169**	–
償還期包括在		
二年後但五年內	**1,064**	–
超逾五年	**1,130**	–
	2,363	–
減：償還期為一年內並已包括在流動負債內之貸款	**(169)**	–
	2,194	–

其他貸款為無抵押款，並按市場利率計息及按十一期每年償還。最後之還款期為二零一三年。

32. 遞延稅項

下列為遞延稅項負債(資產)的主要組成部份和前期及本年度之變動情況：

集團

	超過折舊的折舊免稅額 港幣千元	物業重估 港幣千元	待出售物業 港幣千元	呆壞帳撥備 港幣千元	稅項虧損 港幣千元	其他 港幣千元	總額 港幣千元
於二零零二年四月一日							
－上年度報告	–	–	–	–	–	–	–
－採納會計實務準則第12條(經修訂)之調整	275	68,295	2,868	(2,095)	(5,257)	186	64,272
－已重報	275	68,295	2,868	(2,095)	(5,257)	186	64,272
在本年度綜合收益表列支(計入)	(281)	16,855	269	262	1,309	(186)	18,228
在本年度權益計入	–	(24,948)	–	–	–	–	(24,948)
滙兌調整	–	421	–	–	–	–	421
於二零零三年三月三十一日	(6)	60,623	3,137	(1,833)	(3,948)	–	57,973
在本年度綜合收益表列支(計入)	1,167	5,808	(1,023)	(688)	(15,436)	–	(10,172)
在本年度權益列支	–	15,708	–	–	–	–	15,708
收購附屬公司	37	–	–	–	–	–	37
滙兌調整	–	872	–	–	–	–	872
稅率改變之影響							
－在綜合收益表列支(計入)	(86)	917	294	287	(370)	–	1,042
－在權益列支	–	3,351	–	–	–	–	3,351
於二零零四年三月三十一日	1,112	87,279	2,408	(2,234)	(19,754)	–	68,811

32. 遞延稅項(續)

為配合綜合資產負債表之編列方式，部份遞延稅項資產和負債已作抵銷。按財務報告編列，遞延稅項餘額分析如下：

	2004 港幣千元	2003 港幣千元
遞延稅項負債	**74,854**	63,437
遞延稅項資產	**(6,043)**	(5,464)
	68,811	57,973

在資產負債表日，本集團未徵用之稅項虧損為港幣1,456,000,000元(二零零三年：港幣1,140,000,000元)，可用作抵銷將來之利潤。其中港幣109,000,000元(二零零三年：港幣25,000,000元)之稅項虧損已確認為遞延稅項資產。餘下之稅項虧損計港港1,347,000,000元(二零零三年：港幣1,115,000,000元)因未來利潤之不可預見性，而尚未被確認為遞延稅項資產。未確認之稅項虧損包括國內附屬公司使用期至二零零八年之虧損計港幣65,000,000元(二零零三年：港幣54,000,000元)及海外附屬公司使用期由二零零四年至二零一八年之稅項虧損計港幣4,000,000元(二零零三年：港幣5,000,000元)。其他虧損將可無限期使用。

在資產負債表日，本集團之未確認可扣減暫時差異為港幣35,000,000元(二零零三年：港幣34,000,000元)。本集團預計在未來並沒有足夠之應納稅利潤以用作抵銷有關之可扣減暫時差異，故並未確認相關之款項為遞延稅項資產。

於資產負債表日，本公司本年度並無重大未計提之遞延稅項。

33. 股本

	2004 港幣千元	2003 港幣千元
法定股本：		
540,000,000股（二零零三年：1,700,000,000股）每股普通股面值港幣1.25元（二零零三年：港幣0.25元）	**675,000**	425,000
已發行及繳足股本：		
278,582,090股（二零零三年：1,309,231,865股）每股普通股面值港幣1.25元（二零零三年：港幣0.25元）	**348,228**	327,308

於二零零二年四月一日，法定股本及已發行之股本分別為1,700,000,000股及1,275,112,025股，每股之面值為港幣0.25元。

於二零零三年六月五日，本公司在一特別股東會通過一特別決議，每五股已發出及未發出每股面值港幣0.25元的普通股併合為一股每股面值港幣1.25元的普通股。

根據同日通過之特別決議，本公司透過增設200,000,000股每股面值港幣1.25元的股份，將法定股本由港幣425,000,000元增加至港幣675,000,000元。新增股份與本公司的現有股份享有同等權益。

於本年度，本公司分別以每股港幣3.24元（二零零三年：港幣0.4361元）及每股港幣4.17元（二零零三年：港幣0.4551元）發行共7,032,025股（二零零三年：30,966,938股）及2,873,692股（二零零三年：3,152,902股）以代替現金股息。總代價約為港幣34,767,000元（二零零三年：港幣14,938,000元）。

於本年度，購股權持有人以每股港幣2.44元之行使價行使共6,830,000手購股權以認購本公司合共6,830,000股（二零零三年：無），價款約為港幣16,665,000元（二零零三年：無）。

本公司及附屬公司的購股權計劃已於附註43中披露。

34. 儲備

集團

	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	物業重估儲備 投資物業 港幣千元	物業重估儲備 其他物業 港幣千元	外滙兌換浮動儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	總額 港幣千元
於二零零二年四月一日									
一上年度報告	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	
一前期調整	–	–	–	(2,892)	(46,745)	–	–	(11,434)	(61,071)
一已重報	381,285	269,293	7,526	12,777	66,514	(24,805)	19,127	1,116,089	1,847,806
二零零二年已派末期股息	–	–	–	–	–	–	(19,127)	–	(19,127)
發行新股份	6,408	–	–	–	–	–	–	–	6,408
發行新股之費用	(16)	–	–	–	–	–	–	–	(16)
物業重估虧損	–	–	–	(15,699)	(29,504)	–	–	–	(45,203)
由物業重估產生之遞延稅項負債	–	–	–	2,922	1,134	–	–	–	4,056
本年度之溢利	–	–	–	–	–	–	–	83,500	83,500
股息	–	–	–	–	–	–	26,185	(45,776)	(19,591)
換算海外附屬公司，聯營公司及共同控制實體的財務報告所產生之匯兌差額	–	–	–	–	–	14,647	–	–	14,647
於二零零三年三月三十一日	387,677	269,293	7,526	–	38,144	(10,158)	26,185	1,153,813	1,872,480
於二零零三年四月一日									
一上年度報告	387,677	269,293	7,526	–	60,711	(9,736)	26,185	1,183,657	1,925,313
一前期調整	–	–	–	–	(22,567)	(422)	–	(29,844)	(52,833)
一已重報	387,677	269,293	7,526	–	38,144	(10,158)	26,185	1,153,813	1,872,480
二零零三年已派末期股息	–	–	–	–	–	–	(26,185)	(683)	(26,868)
發行新股份	30,512	–	–	–	–	–	–	–	30,512
發行新股之費用	(329)	–	–	–	–	–	–	–	(329)
物業重估盈餘	–	–	–	–	88,482	–	–	–	88,482
由物業重估產生之遞延稅項負債	–	–	–	–	(12,415)	–	–	–	(12,415)
因附屬公司清盤而發轉	–	41	–	–	–	–	–	–	41
應佔聯營公司儲備	–	–	–	–	2,332	–	–	–	2,332
本年之溢利	–	–	–	–	–	–	–	186,000	186,000
股息	–	–	–	–	–	–	55,716	(83,287)	(27,571)
換算海外附屬公司，聯營公司及共同控制實體的財務報告所產生之匯兌差額	–	–	–	–	–	12,957	–	–	12,957
於二零零四年三月三十一日	417,860	269,334	7,526	–	116,543	2,799	55,716	1,255,843	2,125,621

34. 儲備(續)

附註：

(a) 本集團之保留溢利包括聯營公司及共同控制實體之虧損，分別為港幣14,993,000元(二零零三年：港幣43,719,000元)及港幣21,393,000元(二零零三年：港幣18,925,000元)。

(b) 資本儲備包括商譽計港幣84,934,000元(二零零三年：港幣84,975,000元)及負商譽計港幣26,459,000元(二零零三年：港幣26,459,000元)。

公司

	股本溢價 港幣千元	繳入盈餘 港幣千元	資本 贖回儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	總額 港幣千元
於二零零二年四月一日	381,285	95,417	7,526	19,127	786,912	1,290,267
二零零二年已派末期股息	–	–	–	(19,127)	–	(19,127)
發行新股份	6,408	–	–	–	–	6,408
發行新股之費用	(16)	–	–	–	–	(16)
未獲認領之股息撥回	–	(4)	–	–	–	(4)
本年度之溢利	–	–	–	–	213,054	213,054
股息	–	–	–	26,185	(45,776)	(19,591)
於二零零三年三月三十一日	387,677	95,413	7,526	26,185	954,190	1,470,991
二零零三年已派末期股息	–	–	–	(26,185)	(683)	(26,868)
發行新股份	30,512	–	–	–	–	30,512
發行新股之費用	(329)	–	–	–	–	(329)
本年度之溢利	–	–	–	–	130,709	130,709
股息	–	–	–	55,716	(83,287)	(27,571)
於二零零四年三月三十一日	417,860	95,413	7,526	55,716	1,000,929	1,577,444

附註：

(a) 繳入盈餘乃代表重組架構時本公司於一九八九年所發行之股份面值(扣除從繳入盈餘所支付之股息)與資產淨值之差額。根據百慕達一九八一年公司(修訂)法例，繳入盈餘乃可分派予股東。

(b) 於二零零四年三月三十一日，本公司可供分派予股東之儲備為港幣1,152,058,000元(二零零三年：港幣1,075,788,000元)。

35. 收購附屬公司

本年度，本集團完成增購一聯營公司其士建築集團有限公司(「其士建築」)64.1%權益及增購另一聯營公司NordiTube Technologies AB(「NordiTube」)11.82%權益。其收購代價分別為港幣41,653,000元及港幣5,770,000元。收價NordiTube的代價，部份是以應收NordiTube款計港幣5,462,000元償付。此後，其士建築及NordiTube便成為本集團之附屬公司。其收購資產淨額如下。去年之比較數額主要代表本集團於去年度以出售一共同控制實體之權益以增購另一共同控制實體其士普魯斯(亞洲)集團有限公司37%權益的收購資產淨額。

	2004 港幣千元	2003 港幣千元
物業，廠房及設備	**22,712**	28,569
無形資產	**4,919**	1,241
證券投資	**33,169**	1,371
所佔聯營公司權益	**5,186**	–
所佔共同控制實體權益	**8,695**	–
共同控制實體應收帳	**3,000**	–
存貨	**10,636**	3,913
就合約工程應向客戶收取之款項	**136,407**	4,117
應收帳款、存出按金及預付款項	**178,571**	12,665
預繳税	**4,747**	–
現金及銀行存款	**173,764**	3,155
應付款項、存入按金及應付費用	**(435,775)**	(13,604)
就合約工程應向客戶支付之款項	**(31,368)**	–
遞延税項	**(37)**	–
銀行貸款及透支	**–**	(25,320)
其他貸款	**(2,363)**	–
融資性租賃之債務	**–**	(5,419)
少數股東權益	**(7,458)**	(2,597)
	104,805	8,091
減：本集團已佔利益		
聯營公司權益	**(33,210)**	(2,083)
聯營公司應收帳	**(9,916)**	(1,800)
收購資產淨值	**61,679**	4,208
收購時所產生之商譽	**–**	17,740
收購時所產生之負商譽	**(14,256)**	–
	47,423	21,948
支付方式		
現金	**41,961**	–
以應收聯營公司款償付	**5,462**	–
共同控制實體之權益	**–**	21,948
	47,423	21,948
收購附屬公司所引致之現金流入淨額		
所購得現金及銀行存款	**173,764**	3,155
減：已付之現金代價	**(41,961)**	(20)
	131,803	3,135

收購附屬公司對本集團當年度的營業額貢獻及經營溢利分別為港幣95,894,000元(二零零三年：港幣45,279,000元)及港幣3,649,148元(二零零三年：減少港幣16,906,000元)。

36. 業務及地區性分類

業務分類

按經營及管理模式，本集團目前分為五個營運部門，並以此部門分類作為集團回報分類資料的基礎。作財務報告用途，本年度本集團亦重新定立各營運部門，資料分類中去年之比較數額亦重新分類以配合本年度之編列。本集團在電訊設備零售及代理服務之業務已於本年度終止。

以下為按業務分類的資料

營業額及業績

截至二零零四年三月三十一日止年度

	持續營運					終止營運	綜合
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店營運 港幣千元	資訊科技 港幣千元	其他 港幣千元	電訊服務及一般商品貿易 港幣千元	港幣千元
營業額							
營業總額	1,636,785	308,230	384,715	546,107	399,673	1,818	3,277,328
分類之間營業額	(918)	(25,223)	(44,805)	(4,593)	(2,024)	(824)	(78,387)
對外營業額	1,635,867	283,007	339,910	541,514	397,649	994	3,198,941

各業務分類間的交易價格由管理層依據市場價格釐定。

	建築及機械工程	保險及投資	物業及酒店營運	資訊科技	其他	電訊服務及一般商品貿易	綜合
業績							
分類業績	143,918	102,576	44,296	4,345	3,116	2,780	301,031
未分配之費用							(3,108)
利息收入							13,581
利息支出							(43,032)
經營溢利							268,472
所佔聯營公司業績	(4,767)	–	–	(77)	(6,322)	–	(11,166)
所佔共同控制體業績	60	–	(2,527)	–	–	–	(2,467)
終止業務收益	–	–	–	–	–	1,016	1,016
除税前溢利							255,855
税項							(38,932)
未計少數股東權益前溢利							216,923
少數股東權益							(30,923)
本年度溢利							186,000

36. 業務及地區性分類（續）

業務分類（續）

營業額及業績

截至二零零三年三月三十一日止年度

	持續營運					終止營運	綜合
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店營運 港幣千元	資訊科技 港幣千元	其他 港幣千元	電訊服務及一般商品貿易 港幣千元	港幣千元
營業額							
營業總額	1,646,960	353,644	308,935	586,862	421,864	94,269	3,412,534
分類之間營業額	(284)	(24,970)	(44,955)	(2,077)	(1,734)	(6,217)	(80,237)
對外營業額	1,646,676	328,674	263,980	584,785	420,130	88,052	3,332,297

各業務分類間的交易價格由管理層依據市場價格釐定。

業績							
分類業績	144,535	47,848	35,676	1,895	15,829	(13,665)	232,118
未分配之費用							(4,332)
利息收入							10,338
資產減值虧損	(19,699)	–	–	–	–	–	(19,699)
經營溢利							218,425
利息支出							(50,703)
經營溢利							167,722
所佔聯營公司業績	4,575	–	–	1,927	(4,326)	–	2,176
所佔共同控制實體業績	(7,812)	–	327	–	–	–	(7,485)
終止業務虧損	–	–	–	–	–	(12,093)	(12,093)
除稅前溢利							150,320
稅項							(68,842)
未計少數股東權益前溢利							81,478
少數股東權益							2,022
本年度溢利							83,500

36. 業務及地區性分類(續)

業務分類(續)

資產負債表

於二零零四年三月三十一日

	持續營運					終止營運	綜合
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店營運 港幣千元	資訊科技 港幣千元	其他 港幣千元	電訊服務及一般商品貿易 港幣千元	港幣千元
資產							
分類資產	**1,842,558**	**1,156,401**	**2,452,874**	**288,699**	**167,876**	**2,519**	**5,910,927**
所佔聯營公司權益	**25,175**	**–**	**–**	**2,239**	**15,856**	**–**	**43,270**
所佔共同控制實體權益	**8,835**	**–**	**12,908**	**–**	**–**	**–**	**21,743**
未分配公司資產							**26,637**
綜合總資產							**6,002,577**
負債							
分類負債	**1,141,226**	**496,884**	**118,660**	**82,145**	**16,963**	**3,845**	**1,859,723**
未分配公司負債							**1,346,226**
綜合總負債							**3,205,949**

資產負債表

於二零零三年三月三十一日

	持續營運					終止營運	綜合
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店營運 港幣千元	資訊科技 港幣千元	其他 港幣千元	電訊服務及一般商品貿易 港幣千元	港幣千元
資產							
分類資產	1,327,151	960,844	2,494,520	314,323	161,027	12,682	5,270,547
所佔聯營公司權益	25,205	–	–	9,618	32,215	–	67,038
所佔共同控制實體權益	80	–	15,385	–	–	–	15,465
未分配公司資產							39,353
綜合總資產							5,392,403
負債							
分類負債	718,620	511,673	160,329	74,033	9,151	13,850	1,487,656
未分配公司負債							1,425,953
綜合總負債							2,913,609

36. 業務及地區性分類(續)

業務分類(續)

其他資料

截至二零零四年三月三十一日止年度

	持續營運					終止營運	綜合
	建築及機械工程 港幣千元	保險業務及投資 港幣千元	物業及酒店營運 港幣千元	資訊科技 港幣千元	其他 港幣千元	電訊服務及一般商品貿易 港幣千元	港幣千元
資本增加	38,334	10	3,849	6,195	1,857	–	50,245
折舊及攤銷	20,385	165	31,329	4,803	2,435	–	59,117
確認於收益表之物業重估虧損(盈餘)	(233)	–	10,297	(828)	(410)	–	8,826
出售物業、廠房及設備之虧損(盈餘)	329	–	4,192	–	(5)	–	4,516
呆帳撥備	13,299	(8)	609	4,214	382	–	18,496

截至二零零三年三月三十一日止年度

	持續營運					終止營運	綜合
	建築及機械工程 港幣千元	保險業務及投資 港幣千元	物業及酒店營運 港幣千元	資訊科技 港幣千元	其他 港幣千元	電訊服務及一般商品貿易 港幣千元	港幣千元
資本增加	59,892	130	7,834	6,415	4,071	180	78,522
折舊及攤銷	18,735	718	35,373	4,332	2,390	512	62,060
確認於收益表之物業重估虧損(盈餘)	(811)	–	32,723	78	–	–	31,990
出售物業、廠房及設備之虧損	5,073	–	269	666	91	5,425	11,524
物業、廠房及設備之減值虧損	–	–	–	–	–	1,218	1,218
呆帳撥備	6,652	(170)	706	1,846	271	–	9,305

36. 業務及地區性分類(續)

地區分類

本集團建築及機械工程均在香港、中國、新加坡及歐洲運作。物業投資及銷售及酒店業務主要在香港、中國及加拿大運作。資訊科技設備、商業機器分銷及服務主要在香港、中國及泰國運作。銷售汽車及其他貿易業務分別在加拿大及美國運作。保險業務及投資在香港運作。已終止營運的一般商品零售及通訊設備的零售及代理服務業務在香港運作。

營業額按地區市場劃分類

	2004 港幣千元	2004 %	2003 港幣千元	2003 %
香港	**2,145,982**	**67**	2,313,984	69
中國	**256,748**	**8**	257,529	8
新加坡	**180,491**	**5**	197,418	6
泰國	**124,176**	**4**	123,699	3
歐洲	**52,615**	**2**	–	–
加拿大	**308,644**	**10**	332,383	10
美國	**102,602**	**3**	96,080	3
其他	**27,683**	**1**	11,204	1
	3,198,941	**100**	3,332,297	100

資產分類之帳面值及添置投資物業、物業、廠房及設備及無形資產，根據下列地區作出分析如下：

	資產分類面值				其他物業、廠房及設備及無形資產之添置			
	2004		2003		2004		2003	
	港幣千元	%	港幣千元	%	港幣千元	%	港幣千元	%
香港	**4,013,769**	**67**	3,502,002	65	**21,827**	**44**	31,701	40
中國	**1,030,104**	**17**	1,157,961	21	**2,041**	**4**	13,721	17
新加坡	**310,436**	**5**	299,940	6	**2,109**	**4**	22,911	29
泰國	**65,042**	**1**	66,483	1	**3,004**	**6**	3,246	4
歐洲	**64,043**	**1**	19,555	1	**18,857**	**38**	–	–
加拿大	**398,907**	**7**	223,111	4	**1,719**	**3**	3,820	5
美國	**82,223**	**1**	77,052	1	**135**	**–**	131	1
其他	**38,053**	**1**	40,835	1	**553**	**1**	2,992	4
	6,002,577	**100**	5,386,939	100	**50,245**	**100**	78,522	100

37. 重大非現金事項

於二零零四年三月三十一日止之年度內，

(a) 9,905,717股(二零零三年：34,119,840股)已發出給股東作為以股代息，其代價約港幣34,767,000元(二零零三年：港幣14,938,000元)。

(b) 本集團以應收NordiTube款計港幣5,462,000元作為償付增購NordiTube 11.82%權益之部份購入代價(已於附註35中披露)。

38. 董事及高級行政人員之酬金

支付予本公司董事之酬金細節如下：

	2004 港幣千元	2003 港幣千元
袍金	**375**	426
薪金、津貼及其他福利	**16,495**	17,998
退休金之供款	**540**	558
	17,410	18,982

除已付之董事酬金共港幣375,000元(二零零三年：港幣426,000元)外，並沒有支付其他酬金予任何獨立非執行董事。

董事酬金可按金額劃分為下列組別：

	董事人數	
	2004	2003
組別		
無 一港幣1,000,000元	**6**	4
港幣1,000,001元一港幣1,500,000元	**1**	2
港幣1,500,001元一港幣2,000,000元	**2**	1
港幣2,000,001元一港幣2,500,000元	**—**	1
港幣3,000,001元一港幣3,500,000元	**1**	1
港幣8,000,001元一港幣8,500,000元	**1**	—
港幣8,500,001元一港幣9,000,000元	**—**	1
	11	10

最高五名人士之酬金，包括四名董事(二零零三年：四名)。於過往兩年支付予該五名最高酬金人士之總酬金為：

	2004 港幣千元	2003 港幣千元
薪金、津貼及其他福利	**16,331**	17,231
依表現發放花紅	**—**	1,200
退休金之供款	**542**	556
	16,873	18,987

該五名最高酬金之人士可按金額劃分為下列組別：

	人數	
	2004	2003
組別		
港幣1,500,001元一港幣2,000,000元	**3**	1
港幣2,000,001元一港幣2,500,000元	**—**	1
港幣2,500,001元一港幣3,000,000元	**—**	1
港幣3,000,001元一港幣3,500,000元	**1**	1
港幣8,000,001元一港幣8,500,000元	**1**	—
港幣8,500,001元一港幣9,000,000元	**—**	1
	5	5

39. 資產抵押

銀行貸款港幣631,688,000元(二零零三年:港幣912,718,000元)及其他銀行未用信貸是以本集團帳面值港幣1,746,423,000元(二零零三年:港幣1,773,145,000元)之若干物業及資產作抵押。此外,定期存款港幣89,386,000元(二零零三年:港幣85,484,000元)已存放於銀行作抵押並用作銀行擔保本集團自興建「私人參與居者有其屋計劃」之工程完成後,務須履行樓宇保養及維修工程所作之承擔。

40. 或然負債

本集團及公司於結算日尚未清結之或然負債包括:

(a) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後,務須履行樓宇保養及維修工程,本公司或然負債為對銀行提供擔保約共港幣257,200,000元(二零零三年:港幣303,700,000元)。

(b) 關於已發出之擔保證的或然負債如下:

	集團		公司	
	2004 港幣千元	2003 港幣千元	**2004 港幣千元**	2003 港幣千元
銀行信貸服務:				
附屬公司	**–**	–	**878,106**	878,615
聯營公司	**67,563**	–	**67,563**	–
對一聯營公司之物業購買者提供按揭而作出之擔保	**1,821**	4,322	**–**	–
對附屬公司履行合約之擔保	**–**	–	**405,435**	419,835
關於本集團之租賃設備	**–**	–	**1,753**	3,349
	69,384	4,322	**1,352,857**	1,301,799

41. 資本承擔

	集團	
	2004 港幣千元	2003 港幣千元
就投資合夥項目已訂合約但未在財務報告內計提之資本承擔	**19,667**	–

42. 營業性租賃

本集團作為承租人

本集團根據不可撤銷之營業租賃而須於未來支付之最低租賃金額如下：

	2004 **港幣千元**	2003 港幣千元
一年內	**5,906**	4,993
二至五年內	**3,629**	438
	9,535	5,431

營業性租賃乃代表本集團租用若干寫字樓物業所付之租金。租約之商討及租金之訂定平均期限為兩年。

本集團作為出租人

於結算日，以營業性租約租出之投資物業及待售物業所載值分別為港幣348,000,000元（二零零三年：港幣286,000,000元）及港幣389,000,000元（二零零三年：港幣474,000,000元）。該類物業之出租年期為一至四年。本集團根據不可撤銷之營業性租約在未來應收的最低租賃應收金額如下：

	2004 **港幣千元**	2003 港幣千元
一年內	**35,845**	**48,869**
二至五年內	**11,352**	**21,438**
	47,197	**70,307**

43. 購股權計劃

(a) 購股權計劃－本公司

本公司於一九九一年九月三十日採納之購股權計劃，已於二零零一年九月二十九日屆滿，其條款將繼續有效及適用於先前已授出但尚未行使之購股權。於二零零二年四月一日，尚未行使之購股權持有人可以每股港幣0.488元之認購價認購34,150,000股。該些購股權乃於一九九九年十二月十七日授予合資格董事。其既定期為一九九九年十二月十七日至二零零零年六月二十九日。在本公司之普通股份合併後（見附註33），剩餘之購股權持有人有權以每股新股港幣2.44元之經調整價格認購本公司6,830,000股新股。在截至二零零四年三月三十一日止年度內，購股權持有人已行使所有剩餘之購股權。

本公司之新購股權計劃（「新計劃」）根據二零零二年九月二十日通過之決議案獲股東採納，主要目的為給予參與者機會以適量購入本公司之權益，並鼓勵參與者朝著提高本公司及其股份之價值的方向努力，從而令本公司及其股東均能受惠。新計劃將於二零一二年九月十九日屆滿。

43. 購股權計劃(續)

(a) 購股權計劃－本公司(續)

根據新計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准新計劃日期10%(「計劃授權限額」)，或於股東批准更新計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數，不得超過本公司不時已發行之股份30%。未經本公司股東之事先批准，於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權，會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值超越港幣5,000,000元，須獲本公司之股東事先批准。

獲授人須於授出日期起計三十日內就每手授出購股權支付港幣1元以接納獲授予之購股權。購股權可根據新計劃條款於新計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個業務日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

在截至二零零三及二零零四年三月三十一日止兩個年度內，並無購股權根據新計劃授出。

(b) 其士科技控股有限公司(「其士科技」)之購股權計劃

本公司之附屬公司其士科技於一九九一年九月三十日採納了一項購股權計劃(「其士科技舊計劃」)，主要目的為對董事及合資格僱員作出獎勵。此舊計劃已於二零零一年九月二十九日屆滿，然而其條款將繼續有效及適用於先前授出但尚未行使之購股權。

於二零零二年四月一日，尚未行使之購股權持有人可以每股港幣0.464元之認購價認購其士科技28,550,000股。該些購股權乃於一九九九年十二月十七日授出。其既定期為一九九九年十二月十七日至二零零零年六月二十九日，而行使期為二零零零年六月三十日至二零零三年六月二十九日。在截至二零零四年三月三十一日止年度內，購股權持有人已行使三手購股權。在本公司之普通股股份合併後(已於其士科技年報披露)，剩餘之購股權持有人有權以每股新股港幣2.32元之經調整價格認購其士科技5,709,999股新股。此等尚未行使之購股權已於二零零三年六月二十九日失效。

其士科技於二零零二年九月二十日採納新購股權計劃(「其士科技新計劃」)，其條款與本公司之新計劃相似。在截至二零零三及二零零四年三月三十一日止兩個年度內，並無購股權根據其士科技新計劃授出。

44. 退休福利

本集團為香港及海外僱員設立多個退休福利計劃。在香港，本集團參與現有屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及(二)於二零零零年十二月一日強積金計劃實行時開始生效之強制性公積金計劃(簡稱「強積金計劃」)。計劃中的資產與本集團之資產分開持有，並由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權，選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之僱員，則需參與強積金計劃。

44. 退休福利(續)

在強積金計劃中，僱主的供款額是按僱員每月有關入息的5%計算，入息上限為港幣20,000元。在公積金計劃中，僱員的供款額為僱員底薪的5%，僱主的供款額則按僱員年資，以僱員底薪的5%至7.5%計算。

為海外僱員設立的退休福利計劃是依據當地的法規而作出安排。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份，可作為集團扣減僱主供款之用。於本年度扣減之數目為港幣2,348,000元(二零零三年：港幣2,763,000元)。在資產負債表日，因成員離職而不獲歸屬之僱主結餘部份，未扣減數目為港幣59,000元(二零零三年：港幣49,000元)。截至二零零四年三月三十一日，記錄期間之應付未付供款為港幣2,192,000元(二零零三年：港幣1,760,000元)。

45. 有關連人士之交易

按照標準會計準則第二十條，本公司之董事、聯營公司及共同控制實體均被視為有關連人士，其重要交易詳情如下：

(a) 與其士建築集團有限公司(「其士建築」)集團(「其士建築集團」)在二零零三年四月一日至二零零四年二月二十九日(此日為其士建築集團成為本集團之附屬公司的生效日)期間的重要交易如下：

(i) 於二零零三年四月一日，本公司與其士建築達成一項截至二零零四年三月三十一日為期一年之協議，由本公司提供會計、庫務、電子數據處理、公司秘書及人事管理服務。根據該協議，其士建築集團需按照全年之營業額以百份之零點三計算支付服務費用。在二零零三年四月一日至二零零四年二月二十九日止期間，其士建築集團依照此協議支付予本公司之管理服務費用為港幣894,000元(截至二零零三年三月三十一日止年度：港幣676,000元)。

(ii) 於本年度內，本集團參照市場之價格收取其士建築集團租用本集團之物業之租金合共港幣1,175,000元(截至二零零三年三月三十一日止年度：港幣1,896,000元)。

(iii) 本公司與其士建築簽署一份協議書。根據該項協議，本公司之附屬公司會參照市場之價格提供電梯及扶手梯、冷氣系統、機電設備及系統、建築材料及設備及有關安裝服務予其士建築集團。在截至二零零三年三月三十一日止年度內，本集團對其士建築集團就已提供之工序及物料收取的款項為港幣9,268,000元在本年度相關期間，本集團並沒有向其士建築集團提供任何工序及物料。於二零零三年三月三十一日之應收其士建築集團款為港幣5,100,000元。

(iv) 其士建築向本集團投保公共責任保險，僱員勞工保險及承包工程責任保險。保險費乃由董事參照市場之價格釐定。本集團於二零零四年二月二十九日前收取之保費共港幣23,948,000元(截至二零零三年三月三十一日止年度：港幣1,057,000元)。

45. 有關連人士之交易(續)

(b) 與NordiTube在二零零三年四月一日至二零零三年五月七日(此日為NordiTube成為本集團之附屬公司的生效日)期間的重要交易如下:

(i) 在過往年度,本集團向NordiTube借出無抵押貸款共港幣14,727,000元。該貸款為無抵押及按歐元同業拆息加1.5%為年利率計算利息。其中港幣5,462,000元已於本年度內轉換為該所聯營公司14,329,821股普通股(已於附註35中披露)。於本年度期間由該貸款產生的利息收入為港幣104,000元(二零零三年三月三十一日止年度:港幣501,000元)。

(ii) 本集團根據協定條款向NordiTube購買物料及設備計港幣2,434,000元(二零零三年:港幣11,023,000元)。

(c) 與其他聯營公司及共同控制實體的重要交易,詳情如下:

(i) 本集團獲得一聯營公司授予為期十年的管道翻新技術的使用權。本年度支付該技術使用權之費用為港幣2,083,000元(二零零三年:港幣1,388,000元)。在資產負債表日,尚未繳付之款項為港幣585,000元(二零零三年:無)。

(ii) 本集團根據協定條款向一聯營公司購買物料及設備計港幣24,066,000元(二零零三年:港幣7,942,000元)。於結算日之應付帳款為港幣1,498,000元(二零零三年:港幣7,133,000元)。

(iii) 本集團根據協定條款向一聯營公司出售物料及設備計港幣14,029,000元(二零零三年:港幣4,128,000元)。於結算日之應收帳款為港幣1,591,000元(二零零三年:港幣4,128,000元)。

(iv) 在其士建築成為本集團之附屬公司前,其士建築按市場價格參與其一共同控制實體聯益建造有限公司之土木工程和樓宇建築工程項目。年度內就已完成之工程收取之款項為港幣2,289,000元,當中港幣517,000元為本集團於結算日的應收款。

(v) 年度內,本集團向一聯營公司提供無抵押貸款共港幣14,156,000元(二零零三年:無)並已於附註21(d)中披露。於本年度,已確認之利息收入為港幣649,000元(二零零三年:無)。

(vi) 除上述外,於本年度內,本集團亦有貸款予其他聯營公司及共同控制實體。與該等公司之貸款結餘為無抵押及並無固定償還期限。於二零零四年三月三十一日尚餘之金額已於綜合資產負債表及附註21及22中披露。

(d) 本年度,本集團向公眾提出收購餘下非本集團持有的其士建築股份,並完成向部份董事收購其在其士建築的權益。總代價為港幣15,747,000元。在去年,本集團亦提出了相似之收購行動,並完成向一名董事收購其在其士新加坡控股有限公司的權益。總代價為新加坡幣1,968,750元,約港幣8,702,000元。

附錄一

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
其士（鋁工程）香港有限公司**	香港	普通	2港元	2	–	100	鋁質建築材料及玻璃幕牆之供應及安裝
其士（鋁工程）有限公司	香港	普通	100港元	100	–	100	鋁質建築材料及玻璃幕牆之供應及安裝
		遞延	2港元	2	–	100	
Chevalier Automobiles Inc.**	加拿大	普通	100加拿大元	100	–	100	汽車銷售及維修服務
其士（建材工程）有限公司	香港	普通	100港元	100	–	100	建築材料供應及安裝及經營搬運車與發電機貿易
		遞延	2港元	2	–	100	
Chevalier Chrysler Inc.**	加拿大	普通	101加拿大元	200	–	100	汽車銷售及維修服務
其士土木工程（香港）有限公司	香港	普通	100港元	100	–	100	土木工程
其士（土木工程）有限公司	香港	普通	45,837,002港元	45,837,002	–	100	土木工程
		遞延	24,964,002港元	24,964,002	–	100	
其士冷藏倉庫有限公司	香港	普通	2港元	2	–	38.3	經營冷凍倉庫
其士（建築）有限公司	香港	普通	60,500,000港元	60,500,000	–	99.6	樓宇建築及保養
其士建築集團有限公司（二零零四年二月於香港聯合交易所有限公司除牌）	百慕達／香港	普通	8,938,544港元	89,385,444	81.3	18.7	投資控股
其士建築（香港）有限公司	香港	普通	1,000港元	100	–	100	樓宇建築
		遞延	10,000港元	1,000	–	100	
Chevalier Development (S) Pte Ltd.**	新加坡	普通	坡幣2,500,000	2,500,000	–	100	物業投資
其士（東莞）大酒店有限公司**	中國	不適用	40,000,000人民幣	不適用	–	100	經營酒店業務

附錄一(續)

公司名稱	註冊/營業地點或國家	股份類別	已發行及繳足股本/註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
其士(機電工程)有限公司	香港	普通	69,200,000港元	69,200,000	–	100	機電工程
Chevalier Engineering (S) Pte Ltd.**	新加坡	普通	500,000新加坡元	500,000	–	100	安裝及保養升降機
其士(環境技術)有限公司	香港	普通	43,200,000港元	43,200,000	–	100	環保工程
其士(香港)有限公司	香港	普通	143,085,000港元	572,340,000	100	–	供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備
其士(保險顧問)有限公司	香港	普通	1,000,000港元	1,000,000	100	–	保險顧問
其士保險有限公司	香港	普通	140,000,000港元	140,000,000	100	–	保險業務
Chevalier International (USA) Inc.**	美國	普通	4,012,000美元	4,012,000	–	100	雜貨貿易
其士科技控股有限公司(於香港聯合交易所有限公司上市)	百慕達/香港	普通	85,677,935港元	171,355,871	42.9	7.8	投資控股
其士科技工程有限公司(前稱「其士商業系統(中國)有限公司」)	香港	普通	2港元	2	–	50.7	電器及商業機器貿易及維修
Chevalier iTech Thai Limited**#	泰國	普通	18,980,000泰國銖	189,800	–	50.7	電器及商業機器貿易及維修
		優先	1,020,000泰國銖	10,200	–	50.7	
其士電梯工程(深圳)有限公司**	中國	不適用	10,000,000港元	不適用	–	100	升降機之安裝及維修服務
Chevalier Motor Cars Inc.**	加拿大	普通	100加拿大元	100	–	100	汽車銷售及維修服務
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	–	50.7	電器及商業機器貿易及維修保養

附錄一(續)

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
其士(商業系統)工程有限公司	香港	普通	2港元	2	–	50.7	維修保養
其士普魯斯(亞洲)集團有限公司 (於二零零四年七月十二日易名為其士管道科技有限公司)	香港	普通	7,500,000港元	7,500,000	92	–	投資控股及經營管道之物料、機器及設備貿易
其士富居物業管理有限公司	香港	普通 遞延	100港元 1,002港元	100 1,002	– –	100 100	物業管理及投資控股
其士(衛星通訊)有限公司	香港	普通	365,002港元	365,002	–	50.7	裝設衛星電視天線
其士新加坡控股私人有限公司** (於二零零三年六月新加坡股票交易所有限公司除牌)	新加坡	普通	11,250,000新加坡元	112,500,000	–	100	供應、安裝及保養升降機及自動梯
Chevalier Telecom (Thailand) Limited**	泰國	普通	15,000,000泰國銖	150,000	–	50.7	電訊設備貿易
其士旅遊有限公司	香港	普通	1,500,000港元	15,000	–	100	旅遊代理
其士(澳門)有限公司**	澳門	普通	100,000澳門元	100	–	100	升降機安裝及維修服務
電梯工程有限公司	香港	普通	400,000港元	40,000	–	100	升降機及自動梯保養及維修服務
Forth Bridge Company Limited	香港	普通 遞延	20港元 10,000港元	2 1,000	– –	100 100	物業投資
富特發展有限公司**	香港	普通	1,000港元	1,000	–	100	物業投資及發展
騰昇發展有限公司	香港	普通	2港元	2	–	38.3	物業投資
GJ (Development) Company Limited**	香港	普通 遞延	20港元 200,000港元	2 20,000	– –	100 100	物業投資
金訊發展有限公司**	香港	普通 遞延	100港元 2港元	100 2	– –	100 100	物業發展及租務投資

附錄一（續）

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
金瑞投資有限公司**	香港	普通	2港元	2	100	–	物業投資
譪寶有限公司	香港	普通	149港元	149	100	–	物業發展
		遞延	51港元	51	–	100	
Goodkent Limited**	香港	普通	100港元	100	–	100	物業發展
		遞延	2港元	2	–	100	
九江其士酒店旅業有限公司**	中國	不適用	25,000,000人民幣	不適用	–	100	經營酒店業務
力涧置業有限公司	香港	普通	3,600,000港元	3,600,000	–	100	投資控股及物業投資
勵發有限公司	香港	普通	2港元	2	–	50.7	物業投資及投資證券
Macleh (Chevalier) Ltd.**	加拿大	普通	10,100加拿大元	10,100	–	100	物業投資及經營酒店業務
Macont Development Inc.**	加拿大	普通	1,000加拿大元	1,000	–	100	物業投資
Matterhorn Properties Limited	英屬處女群島／香港	普通	1美元	1	–	100	物業投資
NordiTube Technologies AB	瑞典／比利時	普通	24,900,000瑞典克朗	49,800,000	–	56.1	提供款照持牌人使用之PHOENIX加工及活動襯墊作管道翻新項目之用
開邦有限公司	香港	普通	100,000港元	100,000	–	100	物業投資
鋭中有限公司	香港	普通	360,000,000港元	360,000,000	–	100	物業發展及投資
		遞延	51港元	51	–	100	
拔創有限公司**	香港	普通	20港元	2	–	100	物業投資
PPR Technology (S) Pte Ltd**	新加坡	普通	1,000,000新加坡元	1,000,000	–	92	建造、保養及翻新管道工程（包括污水、燃氣及供水系統與土木及結構工程）

附錄一(續)

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
其士普魯斯香港有限公司	香港	普通	43,400,000港元	43,400,000	–	70.3	設計及建造咸水、冷水、氣體、污水及水渠管道
驕發有限公司**	香港	普通	20港元	2	–	100	物業投資
		遞延	20港元	2	–	100	
上海創名房地產發展有限公司**	中國	不適用	18,000,000美元	不適用	–	80	物業發展
Sup Aswin Limited**	泰國	普通	15,000,000泰國銖	150,000	–	50.7	物業投資
祥龍興業有限公司	香港	普通	270,000,000港元	270,000,000	–	100	物業發展及投資
		遞延	51港元	51	–	100	
萬珠發展有限公司	香港	普通	2港元	2	–	100	物業投資及貿易
威方發展有限公司	香港	普通	2港元	2	–	100	物業投資
信陽其士大酒店有限公司**	中國	不適用	74,142,781人民幣	不適用	–	70	經營酒店業務
YCC (Development) Company Limited**	香港	普通	20港元	2	–	100	物業投資
		遞延	20港元	2	–	100	
757040 Ontario Limited**	加拿大	普通	10加拿大元	10	–	100	物業投資

此公司每四股之優先股附有一投票權。其股票持有人並無權利獲分配當公司在清盤時的剩餘資產或任何一個財務年度超越百分之十的溢利。

** 非由德勤•關黃陳方會計師行所核數。

所有遞延股份皆無投票權。

截至二零零四年三月三十一日止年度

附錄二

聯營公司名稱	註冊／營業地點或國家	股份類別	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
其士三利財務有限公司	香港	普通	–	50	提供借貸、租賃與分期融資
Rib Loc Group Limited	澳洲	普通	–	30.8	於管道翻新市場作產品及系統之特許經營、製造及市場推廣暨冷氣槽及零件之製造及市場推廣

本集團享有其聯營公司之盈利或虧損乃按其擁有權益之比例計算，而所有聯營公司皆是已註冊之公司。

附錄三

共同控制實體名稱	註冊／營業地點或國家	股份類別	商業結構形式	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
寶耀投資有限公司	香港／中國	普通	註冊	–	50	物業發展
輝華有限公司	香港／中國	普通	註冊	–	50	物業發展
聯益建造有限公司	香港	普通	註冊	–	50	土木工程
聯益承建有限公司	香港	普通	註冊	–	50	樓宇保養

本集團享有其共同控制實體之盈利或虧損乃按其擁有權益之比例計算。

Financial Calendar

Event	Date
Announcement of Interim Results	18th December, 2003
Announcement of Final Results	15th July, 2004
Book Close Dates	
Interim Dividend	12th to 16th January, 2004
Final Dividend	23rd to 27th August, 2004
Annual General Meeting	3rd September, 2004
Payment of Dividends	
Interim Dividend of HK10 cents per share	24th February, 2004
Final Dividend of HK20 cents per share	8th September, 2004

(amount expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2004.

	2000	2001	2002	2003	**2004**
Financials *($ Million)*					
Total assets (note a)	4,907	4,847	5,176	5,392	**6,003**
Total liabilities (note a)	2,508	2,406	2,677	2,913	**3,206**
Minority interests (note a)	364	325	332	279	**323**
Shareholders' equity (note a)	2,035	2,116	2,167	2,200	**2,474**
Share capital (Number of shares in issue - in million) (note b)	233	246	255	262	**279**
Turnover	4,290	3,775	3,339	3,332	**3,199**
Net profit for the year (note a)	260	173	114	84	**186**
Per Share basis *($)* (note b)					
Earnings	1.12	0.70	0.45	0.32	**0.67**
Dividend	0.4	0.3	0.175	0.175	**0.3**
Net asset value (at book value)	8.73	8.60	8.50	8.40	**8.87**

Note:

(a) Amounts disclosed in the financial summary for prior years have been restated to reflect the change in accounting policy for the adoption of SSAP 12 (Revised) as described in note 2 to the financial statements.

(b) The prior year's data and calculation have been adjusted for the consolidation of the Company's ordinary shares in June 2003.


Turnover
($ Million)
4,290
3,775
3,339
3,332
3,199
2000 2001 2002 2003 2004


Net Profit
($ Million)
260
173
114
84
186
2000 2001 2002 2003 2004


Shareholders' Equity
($ Million)
2,035
2,116
2,167
2,200
2,474
2000 2001 2002 2003 2004


Earnings and Dividend
(Per Share Basis) ($)
1.12
0.4
0.70
0.3
0.45
0.175
0.32
0.175
0.67
0.3
2000 2001 2002 2003 2004
Earnings
Dividend

Executive Directors

CHOW Yei Ching
(Chairman and Managing Director)
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
TAM Kwok Wing
CHOW Vee Tsung, Oscar
HO Chung Leung

Independent Non-Executive Directors

WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
BNP Paribas
The Hongkong and Shanghai Banking
Corporation Limited
Shanghai Commercial Bank Limited

Solicitors

Richards Butler
Appleby Spurling Hunter

Registered Office

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock code: 025

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website

http://www.chevalier.com

Buildings Department	
Chevalier (Construction) Company Limited	– Register of General Building Contractor
Chevalier (HK) Limited	– Register of Specialist Contractors (Ventilation Works)
Lam Woo & Company Limited	– Register of General Building Contractor
Lam Woo Construction Limited	– Register of General Building Contractor
Electrical and Mechanical Services Department	
Chevalier (E & M Contracting) Limited	– Registered Electrical Contractors
Chevalier (HK) Limited	– Builders' Lifts and Tower Working Platforms (Safety) Ordinance – Registered Contractor
	– Registered Electrical Contractors
	– Registered Lifts and Escalators Contractors
Environment, Transport and Works Bureau	
Chevalier (Civil Engineering) Limited	– Port Works (Group C/On probation)
Chevalier (Construction) Company Limited	– Buildings (Group C)
Chevalier (E & M Contracting) Limited	– Electrical Installation (Group III)
Chevalier (Envirotech) Limited	– Electrical and Mechanical Installation for Sewage Treatment and Screening Plant
	– Supply and Installation of Water Treatment Plant (On probation)
Chevalier (HK) Limited	– Air-conditioning Installation (Group II)
	– Diesel Generator Installation
	– Industrial Type Electrical Installation
	– Lift, Escalator and Passenger Conveyor Installation
	– Mechanical Handing and Lifting Installation
	– Mechanical Plant and Equipment Installation (Group II)
	– Supply and Installation of Pumpsets and Associated Pipework
Chevalier (Satellink) Limited	– Audio Electronics Installation (On probation)
	– Broadcast Reception Installations
	– Burglar Alarm and Security Installation
	– Radio Electronics Installation (On probation)
	– Video Electronics Installation (On probation)
Lam Woo & Company Limited	– Buildings (Group C)
	– Roads & Drainage (Group A/On probation)
	– Waterworks (Group C)
Fire Services Department	
Chevalier (E & M Contracting) Limited	– Fire Service Installation Contractors (Class 2)
Hong Kong Housing Authority	
Chevalier (Construction) Company Limited	– Building Contractor (NW2), Maintenance (M1)
Chevalier (E & M Contracting) Limited	– Electrical Contractors
Chevalier (HK) Limited	– Air-conditioning and Ventilation Contractors
	– Lifts and Escalators Contractors
	– Maintenance, Emergency Generators

Chevalier Property Management Limited	–	Approved List of Property Management Agents (List A)
	–	Carpark Operators
	–	Property Management Agents for Public Rental Housing Estates
	–	Property Management Agents for Shopping Centres (List 1)
	–	Property Services Contractors
Lam Woo Construction Limited	–	Maintenance (M2)
	–	Shopping Centre Improvement

Hong Kong Housing Society

Chevalier (Construction) Company Limited	–	Building Contractor (contract of any value)
Lam Woo & Company Limited	–	Approved List of Local Contractor

Hong Kong Quality Assurance Agency

Chevalier (Civil Engineering) Limited	–	ISO 9001 CC1438 Construction and maintenance of civil engineering works
Chevalier Cold Storage and Warehousing Limited	–	ISO 9001 CC2435 Provision of cold storage and warehousing services
Chevalier (Construction) Company Limited	–	ISO 9001 CC140 Construction of Buildings
	–	ISO 9001 CC270 Building activities to keep, restore or improve the facilities of buildings and surroundings
Chevalier (E & M Contracting) Limited	–	ISO 9001 CC393 Design, supply and installation of high voltage, low voltage and extra low voltage electrical systems
Chevalier (Envirotech) Limited	–	ISO 9001 CC792 Design, supply and installation of water and wastewater treatment systems in Hong Kong
Chevalier (HK) Limited	–	ISO 9001 CC242 System design, supply, installation and maintenance of lifts and escalators in Hong Kong
Chevalier (Satellink) Limited	–	ISO 9001 CC2229 Design, supply, installation & maintenance of extra low voltage electrical systems, voice and data networking systems
Lam Woo & Company Limited	–	ISO 9001 CC790 Public Work including building, civil engineering, construction and maintenance
Lam Woo Construction Limited	–	ISO 9001 CC259 Building activities to keep, restore or improve the facilities of buildings and surroundings
Preussag Pipe Rehabilitation Hong Kong Limited	–	ISO 9001 CC2222 Provision of underground pipe rehabilitation service

Singapore Productivity and Standards Board		
Chevalier Singapore Holdings Pte Ltd	–	ISO 9001 Certification Design, Installation and Servicing of Lifts and Escalators
Hong Kong Federation of Insurers		
Chevalier Insurance Company Limited	–	Member
Insurance Authority		
Chevalier Insurance Company Limited	–	Authorised General Insurer
The Insurance Claims Complaints Bureau		
Chevalier Insurance Company Limited	–	Member
Professional Insurance Brokers Association Limited		
Chevalier (Insurance Brokers) Limited	–	Member
Customs and Excise Department		
Chevalier Cold Storage and Warehousing Limited	–	Public Bonded Warehouse License
Food and Environmental Hygiene Department		
Chevalier Cold Storage and Warehousing Limited	–	Cold Store License
Leisure and Cultural Services Department		
Chevalier Property Management Limited	–	Approved List of Suppliers
Trade and Industry Department		
Chevalier Cold Storage and Warehousing Limited	–	Approved Rice Storage Place
Office of the Telecommunications Authority		
Chevalier (Network Solutions) Limited	–	Demonstration Licence (unrestricted)
	–	Radio Dealers Licence (unrestricted)
Chevalier (Satellink) Limited	–	Satellite Master Antenna Television Licence (SMATV)
Chevalier Shop Limited	–	Radio Dealers Licence (unrestricted)
Security and Guarding Services Industry Authority		
Chevalier (HK) Limited	–	Security Company Licence (Security Work Type Code III)
Chevalier (Satellink) Limited	–	Security Company Licence (Security Work Type Code III)
Companies Registry - Money Lenders Section		
Chevalier MLD Leasing Company Limited	–	Money Lenders Licence
Wealth Chain Limited	–	Money Lenders Licence
International Air Transport Association		
Chevalier (Travel Agency) Limited	–	Certificate of Accreditation
Travel Industry Council of Hong Kong		
Chevalier (Travel Agency) Limited	–	Membership Certificate


Chevalier International Holdings Limited
Construction and Engineering
Insurance and Investment
Property and Hotel
IT & Other Business
Lifts and Escalators
Pipe Rehabilitation
Aluminium Windows and Curtain Walls
Building Construction and Civil Engineering
Environmental, Electrical and Mechanical Engineering
Roads, Drainage & Water Works
Air-conditioning Systems
Building Maintenance
Building Materials & Equipment
Concrete Supplies
Power & Industrial Equipment
Property Investment and Development
Logistics and Warehousing
Property Management
Hotel Investment
Network Solutions
Motor Vehicles and Trading
Mobile Digital Solutions
Printing Business
Enterprise Automation Technology
Finance & Leasing Services
Maintenance Services
Travel Agency


CHEVALIER
其士集團
CHEVALIER GROUP

Dr CHOW Yei Ching
Chairman and Managing Director

Despite being challenged by an extremely difficult operating environment during the year, the Group achieved outstanding results and was back on the growth track. The Group's turnover only declined slightly by 4% from last year's HK$3,332 million to HK$3,199 million this year, while profit attributable to shareholders increased substantially by 123% to HK$186 million. Such encouraging performance reflected the commitment of our team to achieving our targets and our strength in developing advanced engineering works, which contributed to the enhancement of our profit margin and our balanced accent on business and investment.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK20 cents (2003: HK10 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 27th August, 2004. This, together with the interim dividend of HK10 cents (2003: HK7.5 cents (restated)) per share paid during the year, represents a dividend distribution of HK30 cents (2003: HK17.5 cents (restated)) per share for the year ended 31st March, 2004. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Wednesday, 8th September, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Construction and Engineering

During the year, the turnover of this segment was HK$1,636 million compared with HK$1,647 million last year.

Lifts and Escalators

Boasting reliable and quality services, a hallmark of the Group, the division performed well in the challenging and competitive market. Although the construction market was weak during the year, it still saw an increase in the revenue from new installation. Service income also maintained a stable growth despite intense price pressure. Major projects for the year included the supply and installation of lifts and escalators for the hotel and office buildings in Nina Tower, the Hong Kong Four Seasons Hotel and also the School Improvement Programme of Architectural Services Department.



Installation of aluminium engineering works at Cyberport Development

Aluminium Windows and Curtain Walls

Comprising professional staff including an expert team in Australia who always stay abreast of market needs, the Aluminium Windows and Curtain Walls Division recorded growth both in revenue and earnings during the year. Recent contracts won include the curtain wall contracts for Cyberport Development C3 and C4 commercial development and the Beacon Hill Road, Kowloon Tong, residential development.

Pipe Rehabilitation

The Group has made progress in achieving its vision of becoming the leading pipe rehabilitation company in the world. As of today, it increased its shareholdings in Norditube Technologies AB ("Norditube") and Rib Loc Group Limited ("RibLoc") to 57% and 74% respectively. In December last year, with a partner in Austria, it also acquired equity of KMG, the second largest pipe rehabilitation contractor in Germany. Subsequent to re-organization, all the subsidiaries and associates were grouped under the holding company Chevalier Pipe Technologies Limited.



Signing ceremony for a pipe rehabilitation contract awarded by Water Supplies Department

Norditube is a specialist in CIPP (Cured in Place Process) technologies with extensive expertise in the areas of fabrics/textiles, resins and applications. Norditube's technology for pressure pipe is well accepted in Europe and the USA and is employed also in projects in Hong Kong. With a new production plant established in Dongguan this year, Norditube has further improved its production costs and capacity to meet the increasing demand from Asia, Europe and the USA. RibLoc is the pioneer in spirally wound plastic lining and pipe technologies. Their technologies bring about significant savings in material, transportation and installation costs for non-pressure rehabilitation and new pipe installation. With them joining the family bringing with them their extensive experience and networks, the Group will be able to expand quickly into European and US markets.



Installation of 600mm diameter Phoenix Pipe Liner at Repulse Bay

In the past few years, the Group's subsidiary in Singapore completed a total of almost 100 km of rehabilitation pipes. Their valuable experience will be shared with crews in other countries. During the year, besides contracts from non-government institutions, the Hong Kong subsidiary also successfully secured, directly and indirectly, a number of government contracts from the Water Services Department, Drainage Services Department, Highways Department, Housing Authority and Airport Authority. The total value of the contracts in hand is more than HK$200 million. We expect a continuous increase in customer preference of pipe rehabilitation over traditional open-dig methods, which will be one of the main contributors of the Group's engineering business.



Construction of Seawalls and Reclamation at Tseung Kwan O Port Development

Building Construction and Civil Engineering

As of 31st March, 2004, the total outstanding value of building construction and civil engineering works on hand amounted to approximately HK$530 million. Major contracts included those with the International Wetland Park in Tin Shui Wai, the New Territories, the construction of a primary school and a secondary school in Area 16, Kau Hui, Yuen Long and similar ones in Area 104, Tin Shui Wai, the New Territories. The construction works of the schools have been progressing smoothly and will be completed in 2005. Major civil engineering contracts completed during the year included the Stage 2 Construction of Seawalls and Reclamation at Tseung Kwan O Port Development Area 137 and Jordan Road Reclamation Phase III and Remaining Engineering Works.



Construction works at International Wetland Park in Tin Shui Wai, New Territories

Environmental, Electrical and Mechanical Engineering

The project at Tai Po Water Treatment Plant was completed in June 2003 and the installation of Irrigation Pumping Station at Penny Bay Development is expected to be completed by the end of 2004. Another contract for the replacement of Mechanical and Electrical Equipment in the Tsuen Wan Raw Water Pumping Station progressed smoothly and is scheduled for completion in January 2007.

With its project control system strengthened, the overall performance of the Electrical and Mechanical Engineering Division improved. The new contract of re-provisioning of existing Mechanical & Electrical facilities and pumping stations for Central Reclamation Phase III started in February this year and is expected to be completed in 2008. Other projects included the electrical installation of hotel development in Hunghom Bay and the E & M improvement works for the infectious disease unit at Tseung Kwan O Hospital.

Insurance and Investment

This line of business has become one of the major income streams of the Group in recent years. Although the turnover decreased slightly from HK$328 million last year to HK$283 million this year, its contribution continued to grow from HK$48 million to HK$103 million representing an increase of 114%.

The Insurance Division was able to achieve a satisfactory growth despite keen market competition. Apart from serving the domestic market, a representative office was set up to undertake market research, corporate promotion and to enlarge the presence in Mainland China. As margin narrows, the business is facing an increasing demanding market environment. However, compared with the majority of its competitors, the Group became one of the leading players in the Construction Employee Compensation insurance business. We expect the division to continue to grow in the future.

Adopting a prudent and conservative investment strategy, investment in fixed interest instrument, bank deposit and other fixed income instruments of the Group stands at around 55%, with the rest invested mainly in equity and funds. The Group will continue its prudent investment strategy in the future and maintain a balance portfolio to ensure a stable income for the Group.

Property and Hotel

Turnover of this business increased substantially from HK$264 million last year to HK$340 million this year and the contribution also increased from HK$36 million to HK$44 million. The significant improvement was mainly due to the continuous growth of the warehousing business, the recovery in the rental market in Hong Kong and also the burgeoning PRC property market.



Deluxe residential project in PRC - City Oasis Phase II

Property Investment and Development

Income from rental of properties continued to grow last year.The luxury residential property in Shanghai, Chevalier Place, maintained an occupancy rate of over 80% while the 18-storey 427,500 sq ft cold storage warehouse in Kwai Chung was 100% occupied. Other commercial and industrial properties in Hong Kong and overseas were also almost fully occupied. This sector continues to provide steady revenue and earnings to the Group.

Another deluxe residential project in the PRC - City Oasis Phase II in Chengdu, Sichuan province, will be completed very soon. Gross construction area for this development exceeds 80,000 sq.m. and the total investment was around RMB200 million.

Property Management

Chevalier Property Management Limited ("CPM") was awarded and maintained a number of management contracts for private residential estates and industrial buildings in Hong Kong and PRC. With a strong financial position, ample experience in property management and quality services, CPM was included into the Supplier List of the Leisure and Cultural Services Department of HKSAR.

Hotel Investment

The operating results of the Group's hotels in the Mainland improved gradually after the Severe Acute Respiratory Syndrome (SARS) scare subsided. Occupancy rates of Chevalier Hotels in Xinyang, Dongguan and Jiujiang sustained satisfactory levels especially during the Golden Week in May 1 in the Mainland this year. The Rosedale on Robson Suite Hotel, which is located at the centre of Vancouver's business district also maintained a stable performance in the financial year under review.

IT & Other Business

Information Technology and Network Solutions

In spite of the harsh operating environment, the overall performance of this division improved substantially with contribution increased from HK$1.9 million to HK$4.3 million. The good performance was the result of the unwavering efforts of our team to provide quality products and services to our customers and to keep tight control on operating expenses.

Motor Vehicles and Trading

During the year, Action Honda won the Honda Quality Dealer Award for the fourth consecutive year. The award presented by Honda Canada recognizes dealers with performance of exceptionally high standards. However, due to keen competition, the operating profit of the car dealership decreased last year. As for trading, import, distribution and wholesale business of oriental food in the West Coast of the US, satisfactory performance was maintained during the year. The Group has gained exclusive distributorship of several renowned food products, all of which were well accepted in the US market.


Action
HONDA
Car dealership of Action Honda in Canada

Printing Business

To diversify its business, the Group started its printing business via K2 Printing Company Limited. The production plant located in Tsuen Wan has a total area of 160,000 sq.ft. and is capable of providing a comprehensive range of high quality and one-stop printing services including offset sheet-fed printing, offset web-fed printing and digital printing. The Group has 49% interest in this Company.

Privatisation of Chevalier Singapore Holdings Limited ("CSHL")

On 25th April, 2003, CSHL underwent privatisation by offering S$0.38 in cash for every CSHL share held publicly. On 5th June, 2003, the right of compulsory acquisition was exercised pursuant to the Companies Act of Singapore and thereafter CSHL officially became a wholly-owned subsidiary of the Company. CSHL was delisted from the Singapore Stock Exchange in June 2003 and thereafter changed its name to "Chevalier Singapore Holdings Pte. Ltd.". The company's business and operations remain unchanged.

Privatisation of Chevalier Construction Holdings Limited ("CCHL")

On 31st October, 2003, CCHL was proposed to be privatised by way of a scheme of arrangement under section 99 of the Bermuda Companies Act at the cancellation price of HK$0.25 per scheme share (the "Scheme Share(s)"). The privatisation was duly approved by the independent shareholders at the company's special general meeting on 5th December, 2003. After the privatisation was completed on 20th February, 2004, all the Scheme Shares were cancelled and CCHL was delisted from Hong Kong Stock Exchange. CCHL became a wholly-owned subsidiary of the Company.

Consolidation of Shares

On 5th June, 2003, at a special general meeting of the Company, shareholders approved the consolidation of every five existing issued and un-issued shares at HK$0.25 each into one new share of HK$1.25 each in the share capital of the Company.

PROSPECTS

Last year posed many challenges to the Group's business. Nevertheless, the Group reported robust earnings, and its different business streams emerged with stronger competitive positions, solid balance sheet and improved profitability. The outstanding performances testified to the firm commitment of our teams, and the viability of our balanced business portfolio. It also reflected the ability of the management to weather the crises arising from the global business cycle and the changing role of Hong Kong in the region. More importantly, by focusing on improving income and cash flow from our assets, we have actually expanded our portfolio during the difficult period. Our robust financial position and solid earnings will allow us to seize the right acquisition opportunities and bring maximum benefit to the Group and its shareholders.

In the past few years, the Group has adhered to the above growth strategies and returned very encouraging results. The acquisition of cold storage warehouse and the offering of insurance underwriting business have proven to be successful. The pipe rehabilitation operation will be another growth driver for the construction and engineering division in the near future. After its launch in Hong Kong, orders have been flowing in and other markets, such as the US and Japan, with enormous potential for development have surfaced. Following a series of acquisitions in the past few years, the pipe technology group has reached a level of critical mass to support its international infrastructure. Its further growth in coming years will translate into both revenue and earning growth for the Group.

Looking forward, the Group is optimistic about the recovery of the Hong Kong economy. In the first quarter of 2004, Hong Kong recorded a 6.8% y-o-y rate of growth, the fastest in more than three years. Apart from the significant growth in consumer spending and exports, investment has also seen a welcomed pick-up, growing by 5.9% in the first quarter of 2004, after two years of negative growth and growth of just 0.2% in 2003. The improving economic outlook which is giving businesses confidence is the main factor behind the recent revival of investment. The livening up of the property market and development in relation to several gigantic infrastructure construction projects is expected to further boost investment sentiment. The upswing in capital investment will definitely increase the Group's opportunities in securing more business.

The Group continues to focus on expanding its business in Mainland China. Although the Chinese government has recently implemented stringent measures to curb overheated economic activities, the Chinese economy is still growing at robust pace. Apart from the investment in the property project in Chengdu, the Group will continue to look for other valuable investment opportunities in the Mainland property market. However, when doing so, the Group will follow its carefully devised acquisition strategy underlined with very tight risk and cost discipline. Total investment in Mainland China property market is targeted at HK$800 million to HK$1 billion in the foreseeable future.



Front row from left: Kuok Hoi Sang, Chow Yei Ching, Fung Pak Kwan
Rear row from left: Tam Kwok Wing, Ho Chung Leung, Chow Vee Tsung, Oscar, Kan Ka Hon

The world economy is still vulnerable to major imbalances and uncertainties. The Group, however, has already established over the years a strong financial position, immense technical know-how, an extensive network and impeccable business integrity. To rise above the persistently unsettled economic environment, the Group will remain vigilant and pledge to stay at the forefront of market and technology developments.

APPRECIATION

The Group has successfully overcome the unprecedented crises and is back on the growth track. On behalf of the Board, I would like to take this opportunity to thank the management and staff for their concerted effort, commitment and professionalism.

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 15th July, 2004

As at 31st March, 2004, the Group's total net asset amounted to approximately HK$2,474 million (2003: HK$2,200 million), an increase of HK$274 million or 12.5% when compared with 2003.

Total debt to equity ratio was 51% (2003: 60%) and net debt to equity ratio was 4% (2003: 21%), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of 2,474 million (2003: HK$2,200 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,260 million (2003: HK$1,330 million). Cash and deposit at bank including pledged deposits amounted to HK$1,156 million (2003: HK$872 million) and net borrowings amounted to HK$104 million (2003: HK$458 million). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$750 million are hedged to fixed rates through Interest Rate Swap Agreements.

Finance costs for the year amounted to HK$43 million (2003: HK$51 million), a decrease of HK$9 million as compared with 2003.

The Company has provided guarantees in respect of loan facilities granted to subsidiaries, amounting to HK$878 million (2003: HK$879 million).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Particulars of major properties held by the Group are as follows:

(A) Held as Investment Properties/Properties for Own Use

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Hong Kong				
Units 1011 to 1019 on 10th Floor, 19th to 23rd Floors one-third interest in 201 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay	Office premises and car parking space	174,600	Medium	100
Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon	Industrial	16,000	Medium	100
Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories	Industrial	118,300	Medium	100
Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay	Industrial	177,500	Medium	100
The Whole of the 2nd, 3rd, 4th and 5th Floors, Factory Units Nos. 2205 and 2207 on 22nd Floor, and 8 carparks of Tsuen Wan Industrial Centre, Nos. 220-248 Texaco Road, Tsuen Wan, New Territories	Industrial	163,000	Medium	49
124-130 Kwok Shui Road Kwai Chung, New Territories	Cold storage warehouse	427,500	Medium	38.3
9 Henderson Road, Jardine's Lookout	Residential	9,500	Long	100
No. 20, Shek O Road	Residential	5,300	Long	100

(A) Held as Investment Properties/Properties for Own Use (continued)

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group's interest %
Singapore				
Chevalier House, 23 Genting Road, Singapore 349481	Industrial	80,000	Freehold	100
The Blue Building, 10 Genting Road, Singapore 349473	Industrial	17,000	Freehold	100
Canada				
4334-4340 Kingston Road, Ontario, MIF 2M8	Office, workshop and parking space for automobile dealership	20,200	Freehold	100
14535-14583, Yonge Street, Aurora, Ontario	Office, workshop and parking space for automobile dealership	25,000	Freehold	100
888 Hamilton Street, Vancouver, B. C.	Hotel	63,000	Freehold	75
United States of America				
430 East Grand Avenue, South San Francisco, CA	Industrial/ Warehouse	38,000	Freehold	100
The People's Republic of China				
355 Minquan Road, Xinyang City, Henan Province	Hotel	129,000	Medium	70
Sha Long Road, Sha Tong Village, Houjie Town, Dongguan City	Hotel	123,500	Long	100
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	50.8

(A) Held as Investment Properties/Properties for Own Use (continued)

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	50.8

(B) Properties under Development

Location	Stage of completion	Expected date of completion	Usage	Site area *sq.ft.*	Estimated floor area after completion *sq.ft.*	Group's interest %
The People's Republic of China						
Lots H-1-1 and H-1-2, Dongguan City Central	Vacant site	Upon the available of land from the Government of the PRC	Residential and commercial	104,880	524,500	50

(C) Property for Sale

Location	Approximate gross floor area *sq.ft.*	Lease term	Group's Interest %
Hong Kong			
Charming Garden 8-16 Hoi Ting Road, Mongkok West, Kowloon	26,000	Medium	100
Beverly Garden 1 Tong Ming Street, Tseung Kwan O, New Territories	23,600	Medium	100
Glorious Garden 45 Lung Mun Road, Tuen Mun, New Territories	8,870	Medium	100
The People's Republic of China			
Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai	361,000	Long	80

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2004.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries, associates and jointly controlled entities are shown on pages 82 to 88.

The Group's turnover and results for the year ended 31st March, 2004 analysed by business and geographical segments are set out in note 36 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2004 are set out in the consolidated income statement on page 34. An interim dividend of HK10 cents per share was paid on Tuesday, 24th February, 2004 in cash with an option to elect for shares of the Company. The Directors now recommend the payment of a final dividend of HK20 cents per share.

Share Capital

Movements in the Company's share capital during the year are set out in note 33 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company and the share options exercised during the year are set out in note 43 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 34 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 14 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 15 to the financial statements.

Borrowings

Details of bank loans and other borrowings of the Group as at 31st March, 2004 are set out in notes 30 and 31 to the financial statements on pages 64 to 65.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The Group's turnover and purchases of the year attributable to the Group's five largest customers and suppliers respectively were less than 30%. None of the Directors, their associates or any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of the major properties of the Group as at 31st March, 2004 are set out on pages 17 to 19.

Employees and Remuneration Policies

As at 31st March, 2004, the Group employed approximately 4,200 full time staff globally. Total staff costs amounted to approximately HK$519 million for the year ended 31st March, 2004. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$12,423,000 to charitable bodies.

Principal Subsidiaries, Associates and Jointly Controlled Entities

Particulars regarding the principal subsidiaries, associates and jointly controlled entities of the Group are shown on pages 82 to 88.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman and Managing Director)*
Mr KUOK Hoi Sang	*(Managing Director)*
Mr FUNG Pak Kwan	
Mr KAN Ka Hon	
Mr TAM Kwok Wing	
Mr Chow Vee Tsung, Oscar	*(Appointed on 29th March, 2004)*
Mr Ho Chung Leung	*(Appointed on 29th March, 2004)*
Mr WONG Kie Ngok, Alexander	*(Resigned on 29th March, 2004)*

Independent Non-Executive Directors

Mr WONG Wang Fat, Andrew
Dr Chow Ming Kuen, Joseph

In accordance with the Company's Bye-laws, Messrs Chow Vee Tsung, Oscar and Ho Chung Leung shall retire from office at the forthcoming Annual General Meeting and they, being eligible, will offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, KAN Ka Hon and TAM Kwok Wing are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier iTech Holdings Limited ("CiTL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CiTL which is a "connected person" for the purposes of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Stock Exchange had granted a waiver on 2nd April, 1997 to the Company from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waiver, details of the following connected transactions which have been entered into between certain subsidiaries of CiTL and the Group in the ordinary and usual course of business were not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise.

The following properties were leased to CiTL Group by the wholly-owned subsidiaries of the Company at commercial rates:

Landlord	**Renting of Property (usage)**	**Rental for the year** *HK$'000*
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	111
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	3,255
Well Stamp Limited	Portion of Jin Du Mansion (office)	28
Well Stamp Limited	Portion of Dongshan Plaza (office)	94

Connected Transactions (continued)

During the year, rentals amounting to approximately HK$3.5 million was paid to the Group by CiTL Group.

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2004 were:

(i) in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;

(iii) fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) within the relevant amounts as stipulated under the relevant waiver.

On 31st October, 2003, the Board of Directors of the Company proposed to privatize Chevalier Construction Holdings Limited ("CCHL"), an associated company of the Company, by way of a scheme of arrangement under section 99 of the Bermuda Companies Act at the cancellation price of HK$0.25 per scheme share (the "Proposal"). As Dr Chow Yei Ching is the controlling shareholder of the Company, a Director of the Company and a substantial shareholder of CCHL, the Proposal therefore constitutes a connected transaction for the Company under Rule 14.23 (1)(b) of the Listing Rules. The Proposal also involves acquisition by the Company of CCHL Shares from Dr Chow Yei Ching, Messrs Kuok Hoi Sang and Tam Kwok Wing who are the directors of the Company and therefore also falls under Rule 14.23 (1)(a) of the Listing Rules. An Independent Board Committee of the Company (the "IBC") was established to consider the Proposal and to give its recommendation to the Independent Shareholders of the Company as to whether the Proposal is fair and reasonable. An Independent Financial Adviser was appointed to the Board of the Company and, subsequently, acted as the Independent Financial Adviser to the IBC of the Company to advise the Board and IBC for the Proposal. The Privatisation was duly approved by the Company's independent shareholders at the special general meeting of the Company on 5th December, 2003. After the completion of the Privatisation on 20th February, 2004, all the Scheme Shares have been cancelled and CCHL was delisted from Hong Kong Stock Exchange. CCHL became a wholly-owned subsidiary of the Company.

Directors' and Chief Executives' Interests in Securities

As at 31st March, 2004, the interests and short positions of the Directors and the chief executives of the Company in the share, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and the Stock Exchange pursuant to Division 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("the Model Code") were as follows:

(a) Interests in the Company – Shares

		Number of ordinary shares			
Name of Directors	**Capacity**	**Personal interests**	**Family interests**	**Total**	**Approximate percentage of interest** (%)
CHOW Yei Ching	Beneficial owner	140,669,359*	–	140,669,359	50.49
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr CHOW Yei Ching beneficially owned 140,669,359 shares of the Company, representing approximately 50.49% of the issued share capital of the Company. These shares were same as those shares disclosed in the section"Substantial Shareholders' Interests in Securities" below.*

(b) Interests in Associated Corporations – Shares

			Number of ordinary shares				
Name of Directors	**Associated corporations**	**Capacity**	**Personal interests**	**Corporate interests**	**Family interests**	**Total**	**Approximate percentage of interest** (%)
CHOW Yei Ching	CiTL	Beneficial owner and Interest of controlled corporation	6,815,854	86,994,933*	-	93,810,787	54.75
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	-	-	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	-	-	2,580,000	1.50
KAN Ka Hon	CiTL	Beneficial owner	451,200	-	-	451,200	0.26
TAM Kwok Wing	CiTL	Beneficial owner	400,000	-	10,400	410,400	0.24

* *Dr CHOW Yei Ching had notified CiTL that under the SFO, he was deemed to be interested in 86,994,933 shares in CiTL which were all held by the Company as Dr Chow beneficially owned 140,669,359 shares of the Company, representing approximately 50.49% of the issued share capital of the Company.*

Directors' and Chief Executives' Interests in Securities (continued)

As at 31st March, 2004, certain Directors personally had interests in share options to subscribe for ordinary shares of the Company and its associated corporation as separately disclosed in the section "Share Option Schemes" below.

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2004, so far as is known to the Directors and the chief executives of the Company, no other person has interest or short positions in the shares underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein, or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Share Option Schemes

The Company and CiTL have adopted share option schemes on 30th September, 1991 (respectively "the Old CIHL Scheme and Old CiTL Scheme respectively"). These schemes have been expired on 29th September, 2001 and no further options may be granted under the Old CIHL Scheme and Old CiTL Scheme thereafter. Details of the outstanding options as at 31st March, 2004 which have been granted under the share option schemes of the Company and its associated corporation were as follows:

(a) Interests in the Company – Share Options

				Number of share options					
Name of Director	Date of grant	Period during which options are exercisable	Exercise price per option (HK$) (note)	Balance as at 1st April, 2003 (note)	Exercised during the year	Cancelled during the year	Lapsed during the year	Disposed of during the year (note)	Outstanding as at 31st March, 2004
CHOW Yei Ching	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,690,000	-	-	-	1,690,000	-
KUOK Hoi Sang	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	-	-	-	1,070,000	-
FUNG Pak Kwan	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	-	-	-	1,070,000	-
KAN Ka Hon	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	-	-	-	1,000,000	-
TAM Kwok Wing	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	-	-	-	1,000,000	-

As at 31st March, 2004, there is no share option outstanding under the Old CIHL Scheme.

Share Option Schemes (continued)

(b) Interests in Associated Corporation – Share Options

						Number of share options			
Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option (HK$) (note)	Balance as at 1st April, 2003 (note)	Exercised during the year	Cancelled during the year	Lapsed during the year (note)	Outstanding as at 31st March, 2004
CHOW Yei Ching	CiTL	17/12/1999	30/06/2000 - 29/06/2003	2.32	1,400,000	-	-	1,400,000	-
KUOK Hoi Sang	CiTL	17/12/1999	30/06/2000 - 29/06/2003	2.32	1,000,000	-	-	1,000,000	-
FUNG Pak Kwan	CiTL	17/12/1999	30/06/2000 - 29/06/2003	2.32	1,310,000	-	-	1,310,000	-
KAN Ka Hon	CiTL	17/12/1999	30/06/2000 - 29/06/2003	2.32	1,000,000	1	-	999,999	-

As at 31st March, 2004, all the outstanding options under the Old CiTL Scheme has been lapsed on 29th June, 2003.

Note: The exercise price per option and the numbers of share options of the Company and CiTL subject to the Old CIHL Scheme and the Old CiTL Scheme respectively have been adjusted for the five into one share consolidation which became effective on 6th June, 2003.

A share option scheme of the Company ("the CIHL Scheme") was approved by the shareholders of the Company at the 2002 Annual General Meeting of the Company held on 20th September, 2002. Another share option scheme of CiTL, the subsidiary of the Company ("the CiTL Scheme") was also approved by the shareholders of CiTL and the shareholders of the Company at their respective 2002 Annual General Meetings held on 20th September, 2002. The CIHL Scheme and the CiTL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CiTL Scheme. There was no outstanding option under the CIHL Scheme and the CiTL Scheme at the beginning and at the end of the year.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman and Managing Director, aged 68, is the founder of Chevalier Group and the Chairman of CiTL, which is a public listed company in Hong Kong. He is also a Non-Executive Director of Van Shung Chong Holdings Limited, Television Broadcasts Limited and Shaw Brothers (Hong Kong) Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Permanent Honorary President of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Mr. Chow Vee Tsung, Oscar, the Executive Director of the Company.

Mr KUOK Hoi Sang, Managing Director, aged 54, joined Chevalier Group in 1972 and is a Director of CiTL, which is a public listed company in Hong Kong. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong - China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group.

Directors' Biographies (continued)

Executive Directors (continued)

Mr FUNG Pak Kwan, Director, aged 52, joined Chevalier Group in 1974 and is the Managing Director of CiTL, which is a public listed company in Hong Kong. He was appointed as executive member of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services as well as system integrated IT solutions, business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile and hotel business in North America of the Group.

Mr KAN Ka Hon, Director and Company Secretary, aged 53, joined Chevalier Group in 1986 and is a Director and Company Secretary of CiTL, which is a public listed company in Hong Kong. He is also a Non-Executive Director of Victory City International Holdings Limited and Asia Alliance Holdings Limited (formerly known as "i100 Limited"). He is responsible for management of Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of Hong Kong Society of Accountants.

Mr TAM Kwok Wing, Director, aged 43, joined Chevalier Group in 1986. Apart from his participation in running the insurance underwriting business together with property development, property management and cold storage warehousing divisions, he is also responsible for legal affairs, general administration, human resources management, public relations and travel agency business of Chevalier Group. Mr Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC, a Master of Arts Degree from City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Company Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau.

Mr. CHOW Vee Tsung, Oscar, Director, aged 30, joined Chevalier in 2000. He is responsible for the pipe technologies business and business development of Chevalier Group. Mr. Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Chairman of the Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a council member of Internet Professionals Association, and a registered manager of Yan Chai Hospital No.2 Secondary School. He is the son of Dr Chow Yei Ching, the Chairman and Managing Director of the Company.

Mr. HO Chung Leung, Director, aged 54, joined Chevalier Group in 1985 and is also the Financial Controller of Chevalier Group. He is responsible for management of Chevalier Group's accounting and treasury activities. Mr Ho is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Society of Accountants.

Directors' Biographies (continued)

Independent Non-Executive Directors

Mr WONG Wang Fat, Andrew, aged 60, was appointed to the Board in 1999. Mr Wong has been an elected member of the Legislative Council since 1985. He has been lecturing at The Chinese University of Hong Kong since 1970 and is now retired. He is also a Non-Executive Director of New Island Printing Holdings Limited and the Honorary President of the Hong Kong Corrugated Paper Manufacturers Association. Mr Wong holds a Bachelor of Arts (Honours) degree in literature from The University of Hong Kong and a Master of Public Administration degree from the Syracuse University, U.S.A.

Dr CHOW Ming Kuen, Joseph, aged 62, was appointed to the Board in 2002. He is the Chairman of Joseph Chow & Partners Ltd. He has 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, the PRC and Hong Kong. He is a Member of Chinese People's Political Consultative Conference of Shanghai as well as Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. He was previously the President of The Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority and Pamela Youde Nethersole Eastern Hospital Governing Committee as well as a Member of the Hong Kong Housing Authority and Hospital Authority.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme ("the Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

Retirement Schemes (continued)

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$22,436,000 against which the forfeited contributions amounting to HK$1,993,000 have been deducted. There were forfeited contributions amounting to HK$59,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholders' Interests in Securities

As at 31st March, 2004, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S 336 of the SFO were as follows:

Substantial Shareholder	**Number of shares held**	**Approximate percentage of interest** (%)
CHOW Yei Ching	140,669,359	50.49
MIYAKAWA Michiko (Note)	140,669,359	50.49

Note: These shares were beneficially held by Dr. Chow. Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 140,669,359 shares under Part XV of the SFO.

Save as disclosed above, as at 31st March, 2004, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S 336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and CiTL and the share options granted to certain Directors, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs WONG Wang Fat, Andrew and CHOW Ming Kuen, Joseph, both the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the Management the Connected Transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters.

Corporate Governance

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules.

Sufficiency of public float

According to the information that is publicly available to the company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who will retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 15th July, 2004

Deloitte.
德勤

TO THE MEMBERS OF CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 34 to 88 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
15th July, 2004

Consolidated Income Statement

For the year ended 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	4	**3,198,941**	3,332,297
Cost of sales		**(2,749,866)**	(2,836,708)
Gross profit		**449,075**	495,589
Other operating income	5	**118,314**	77,230
Distribution costs		**(124,048)**	(166,198)
Administrative expenses		**(98,664)**	(98,027)
Impairment loss on assets	6	**–**	(19,699)
Other operating expenses	7	**(33,173)**	(70,470)
Profit from operations		**311,504**	218,425
Finance costs	8	**(43,032)**	(50,703)
Share of results of associates		**(11,166)**	2,176
Share of results of jointly controlled entities		**(2,467)**	(7,485)
Gain (loss) on discontinued operations	9	**1,016**	(12,093)
Profit before taxation	10	**255,855**	150,320
Taxation	11	**(38,932)**	(68,842)
Profit before minority interests		**216,923**	81,478
Minority interests		**(30,923)**	2,022
Profit for the year		**186,000**	83,500
Dividends	12	**83,970**	45,776
Earnings per share	13		
Basic		**68.7 cents**	32.4 cents
Diluted		**N/A**	32.4 cents

Consolidated Balance Sheet

As at 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Investment properties	14	380,223	361,359
Property, plant and equipment	15	1,213,942	1,122,874
Properties for development	16	8,208	7,153
Goodwill	17	6,306	3,620
Negative goodwill	18	(12,918)	–
Intangible assets	19	8,713	4,136
Interests in associates	21	43,270	67,038
Interests in jointly controlled entities	22	21,743	15,465
Investments in securities	23	12,026	28,979
Club debenture		2,169	1,619
Deferred tax assets	32	6,043	5,464
Fixed deposits		7,800	–
		1,697,525	1,617,707
Current assets			
Inventories	24	222,253	191,492
Properties for sale	25	853,109	993,089
Debtors, deposits and prepayments	26	1,087,926	991,672
Amounts due from associates		16,544	4,125
Amounts due from jointly controlled entities		3,000	–
Amounts due from customers for contract work	27	318,600	280,719
Investments in securities	23	651,586	441,455
Investment in partnership		3,843	–
Pledged deposits		89,386	85,484
Bank balances and cash equivalents		1,058,805	786,660
		4,305,052	3,774,696
Current liabilities			
Creditors, deposits and accruals	28	1,159,714	824,454
Unearned insurance premiums, due within one year		102,405	135,386
Outstanding insurance claims		313,351	226,302
Construction costs payable		15,200	21,567
Amounts due to associates		–	78
Amounts due to jointly controlled entities		352	–
Amounts due to customers for contract work	27	165,294	120,640
Bills payable		11,629	43,781
Obligations under finance leases	29	2,082	1,891
Deferred service income		21,723	21,209
Provision for taxation		14,654	35,299
Bank loans	30	544,539	889,314
Bank overdraft, unsecured		7,255	2,140
Other loan	31	169	–
		2,358,367	2,322,061
Net current assets		1,946,685	1,452,635
Total assets less current liabilities		3,644,210	3,070,342

Consolidated Balance Sheet

As at 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current liabilities			
Bank loans	30	**702,149**	434,664
Other loan	31	**2,194**	–
Unearned insurance premiums, due over one year		**67,110**	91,166
Deferred tax liabilities	32	**74,854**	63,437
Obligations under finance leases	29	**1,275**	2,281
		847,582	591,548
Minority interests		**322,779**	279,006
		2,473,849	2,199,788
Capital and reserves			
Share capital	33	**348,228**	327,308
Reserves	34	**2,125,621**	1,872,480
		2,473,849	2,199,788

The financial statements on pages 34 to 88 were approved and authorised for issue by the Board of Directors on 15th July, 2004 and are signed on its behalf by:

KUOK Hoi Sang
DIRECTOR

FUNG Pak Kwan
DIRECTOR

As at 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Interests in subsidiaries	20	**1,411,372**	1,644,200
Interests in associates	21	**–**	18,108
Investments in securities	23	**6,872**	5,673
Club debenture		**599**	599
		1,418,843	1,668,580
Current assets			
Debtors, deposits and prepayments		**11,643**	5,365
Amounts due from subsidiaries		**1,524,525**	1,009,357
Amounts due from associates		**14,157**	652
Investments in securities	23	**164,202**	139,362
Tax prepaid		**532**	532
Bank balances and cash equivalents		**25,358**	176
		1,740,417	1,155,444
Current liabilities			
Creditors, deposits and accruals		**2,917**	2,435
Amounts due to subsidiaries		**985,671**	733,290
Bank loans	30	**135,000**	290,000
		1,123,588	1,025,725
Net current assets		**616,829**	129,719
Total assets less current liabilities		**2,035,672**	1,798,299
Non-current liabilities			
Bank loans	30	**110,000**	–
		1,925,672	1,798,299
Capital and reserves			
Share capital	33	**348,228**	327,308
Reserves	34	**1,577,444**	1,470,991
		1,925,672	1,798,299

KUOK Hoi Sang
DIRECTOR

FUNG Pak Kwan
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2004

	Note	2004 HK$'000	2003 HK$'000
Total equity at beginning of the year			
– As previously stated		**2,252,621**	2,227,655
– Prior period adjustment	2	**(52,833)**	(61,071)
– As restated		**2,199,788**	2,166,584
Deficit on revaluation of investment properties net of deferred tax		**–**	(12,777)
Surplus (deficit) on revaluation of properties for own use net of deferred tax		**78,399**	(28,370)
Exchange difference arising on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities		**12,957**	14,647
Net gain (loss) not recognised in the income statement		**91,356**	(26,500)
Profit for the year		**186,000**	83,500
Capital reserve released to income statement on liquidation of subsidiaries		**41**	–
Dividends paid		**(54,439)**	(38,718)
Issue of shares		**51,432**	14,938
Share issue expenses		**(329)**	(16)
Total equity at end of the year		**2,473,849**	2,199,788

Consolidated Cash Flow Statement

For the year ended 31st March, 2004

	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES		
Profit before taxation	**255,855**	150,320
Adjustments for:		
Share of results of associates	**11,166**	(2,176)
Share of results of jointly controlled entities	**2,467**	7,485
Interest income	**(39,817)**	(25,959)
Interest expenses	**42,807**	50,565
Dividend income from investments in securities	**(1,203)**	(364)
Finance lease charges	**225**	138
Depreciation	**50,803**	57,883
Impairment loss on property, plant and equipment	**–**	1,218
Impairment loss on investments in securities	**–**	1,959
Impairment loss on goodwill	**–**	17,740
Reversal of impairment loss on properties for development	**–**	(930)
Impairment loss on club debenture	**–**	250
Release of negative goodwill	**(473)**	(78)
Amortisation of goodwill	**3,573**	1,859
Amortisation of intangible assets	**1,311**	680
Loss on liquidation of subsidiaries	**41**	–
Net loss on disposal of property, plant and equipment	**4,516**	11,524
Deficit on revaluation of investment properties	**9,257**	15,458
(Surplus) deficit on revaluation of properties for own use	**(431)**	16,532
Gain on disposal of a subsidiary	**(9)**	–
Gain on disposal of an associate	**–**	(309)
Loss on disposal of a jointly controlled entity	**–**	409
Operating cash flows before movements in working capital	**340,088**	304,204
(Increase) decrease in inventories	**(10,355)**	5,096
Decrease in properties for sale	**139,980**	64,010
Decrease in debtors, deposits and prepayments	**91,784**	42,632
Decrease (increase) in amounts due from customers for contract work	**102,977**	(185,234)
Increase in investments in securities	**(159,421)**	(159,398)
Increase in investment in partnership	**(3,843)**	–
(Decrease) increase in creditors, deposits and accruals	**(102,373)**	68,444
(Decrease) increase in unearned insurance premiums	**(57,037)**	54,408
Increase in outstanding insurance claims	**87,049**	117,962
Decrease in construction costs payable	**(6,367)**	(108,484)
Increase in amounts due to customers for contract work	**12,616**	75,806
Decrease in bills payable	**(32,378)**	(19,692)
Increase in deferred service income	**506**	2,220
Exchange difference	**(9,855)**	(7,108)
Cash generated from operations	**393,371**	254,866
Interest paid	**(46,677)**	(50,443)
Finance lease charges paid	**(225)**	(138)
Profits tax paid	**(68,044)**	(32,767)
Profits tax refunded	**2,952**	3,579
NET CASH FROM OPERATING ACTIVITIES	**281,377**	175,097

Consolidated Cash Flow Statement

For the year ended 31st March, 2004

	2004 HK$'000	2003 HK$'000
INVESTING ACTIVITIES		
Interest received	**37,627**	23,010
Dividends received from associates	**–**	10,387
Dividends received from jointly controlled entities	**–**	4,650
Purchase of property, plant and equipment	**(22,014)**	(36,179)
Expenditure on intangible assets	**(600)**	–
Dividends received from investments in securities	**1,203**	364
Proceeds from disposal of property, plant and equipment	**5,016**	8,015
Purchase of additional interest in subsidiaries	**(23,034)**	(46,698)
Purchase of and additional investment in associates	**(10,534)**	(13,635)
Purchase of convertible notes	**(5,125)**	–
Purchase of club debenture	**(550)**	–
Proceeds from disposal of a jointly controlled entity	**–**	26
Net advances to associates	**(31,120)**	(1,146)
Repayments by jointly controlled entities	**301**	6
Increase in pledged deposits	**(3,773)**	(22,333)
Acquisition of subsidiaries	**131,803**	3,135
Withdrawal (Placing) of fixed deposits with maturity over three months	**12,234**	(20,034)
Proceeds from disposal of an associate	**6,971**	–
NET CASH FROM (USED IN) INVESTING ACTIVITIES	**98,405**	(90,432)
FINANCING ACTIVITIES		
Dividends paid	**(19,672)**	(23,780)
Dividends paid to minority shareholders of subsidiaries	**(2,438)**	(1,700)
New bank loans raised	**476,142**	350,490
Repayment of bank loans	**(576,200)**	(320,550)
Share issue expenses	**(329)**	(16)
Issue of new shares	**16,665**	–
Repayment of finance leases obligations	**(1,034)**	(1,260)
Contribution by minority shareholders of subsidiaries	**7,660**	4
Repayment of capital to minority shareholders of a subsidiary	**–**	(10,177)
NET CASH USED IN FINANCING ACTIVITIES	**(99,206)**	(6,989)
Increase in cash and cash equivalents	**280,576**	77,676
Cash and cash equivalents at beginning of the year	**764,486**	680,448
Effect of changes in foreign exchange rates	**6,488**	6,362
Cash and cash equivalents at end of the year	**1,051,550**	764,486
Analysis of the balance of cash and cash equivalents		
Bank balances and cash equivalents	**1,058,805**	786,660
Less: fixed deposits with maturity over three months	**–**	(20,034)
	1,058,805	766,626
Bank overdrafts	**(7,255)**	(2,140)
	1,051,550	764,486

1. General

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding whereas those of its subsidiaries are set out in appendix I.

2. Adoption of Statement of Standard Accounting Practice

In the current year, the Group has adopted Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants ("HKSA"). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly.

The financial effect on the adoption of SSAP 12 (Revised) is summarised below:

	Deferred tax assets	**Deferred tax liabilities**	**Investment property revaluation reserve**	**Other property revaluation reserve**	**Exchange fluctuation reserve**	**Retained profits**	**Minority interests**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1st April, 2002							
– As previously stated	–	–	15,669	113,259	(24,805)	1,127,523	334,883
– Arising from the adoption of SSAP 12 (Revised)	5,994	70,266	(2,892)	(46,745)	–	(11,434)	(3,201)
– As restated	5,994	70,266	12,777	66,514	(24,805)	1,116,089	331,682
Balance at 1st April, 2003							
– As previously stated	–	1,487	–	60,711	(9,736)	1,183,657	282,659
– Arising from the adoption of SSAP 12 (Revised)	5,464	61,950	–	(22,567)	(422)	(29,844)	(3,653)
– As restated	5,464	63,437	–	38,144	(10,158)	1,153,813	279,006

The adoption of SAAP 12 (Revised) resulted in an increase in the profit for the year by HK$7,591,000 (2003: decrease in profit by HK$18,410,000).

3. Principal Accounting Policies

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and securities and in accordance with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates and jointly controlled entities on the basis set out in (d) and (e) below.

The results of subsidiaries, associates or jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) Goodwill/negative goodwill

Goodwill/negative goodwill arising on consolidation represents the excess/shortfall of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the consolidated income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to consolidated income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised on a straight-line basis over its useful economic life of 4 to 5 years. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on acquisitions after 1st April 2001 is presented as deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to consolidated income statement in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets of 5 years. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Negative goodwill arising on the acquisition of an associate and a jointly controlled entity is deducted from the carrying value of the associate and jointly controlled entity. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the consolidated balance sheet as a deduction from assets.

(c) Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

(d) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of the associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill less negative goodwill in so far as it has not already been written off, amortised or released to the income statement, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

3. Principal Accounting Policies (Continued)

(e) Joint ventures

Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the goodwill less negative goodwill in so far as it has not already been written off, amortised or released to the income statement, less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

The Company's investments in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(f) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(g) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

3. Principal Accounting Policies (Continued)

(h) Property, plant and equipment

(i) Hotel properties

Hotel properties and their internal fixed plant are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Any increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided on a straight-line basis on hotel properties over the remaining terms of the relevant land lease.

(ii) Other properties

Cold storage warehouses and other properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Any increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the revalued amount of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

(iii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided to write off the cost of the plant and equipment over their estimated useful lives after taking into account their estimated residual value at the following rates per annum:

	Basis	**Initial charge upon purchase**	**Annual charge**
Pipe rehabilitation equipment	straight line	–	16.67%
Computer equipment	reducing balance	20%	40%
Barges and dredgers	reducing balance	10%	10%
Tower cranes	reducing balance	20%	15%
Others	reducing balance	20%	20%

Assets held for leasing are depreciated over the term of the leases. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. Principal Accounting Policies (Continued)

(i) Intangible assets

Intangible assets are measured initially at cost and amortised on a straight-line basis over their estimated useful lives as follows:

Cold store, public bonded warehouse and rice storage licences	10 years
Computer software licences	5 years
Patents and licenses rights	16 years
Research and development expenditure	10 years

(j) Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

(k) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

(l) Properties for sale and for development

Properties held for sale are stated at the lower of cost and net realisable value. Properties for development are stated at cost less any identified impairment loss where appropriate.

Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing costs capitalised. Net realisable value is estimated by management based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Construction and Installation contracts

When the outcome of a contract can be estimated reliably, contract costs are charged to the consolidated income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year. When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress are recorded in the balance sheet at the contract costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

3. Principal Accounting Policies (Continued)

(o) Unearned insurance premiums

Unearned insurance premiums represent the estimated portion of the premiums written which relate to periods of insurance subsequent to the balance sheet date. Unearned premiums are computed on the basis of net premiums written during the year, after deduction of net commissions and discounts given to customers, apportioned on a straight-line basis over the period insured.

(p) Insurance claims

Claims paid and outstanding comprise claims paid, claims reported but not yet paid as at the balance sheet date and an estimate of claims incurred but not reported which is calculated with reference to foreseeable events, past experiences and trends.

(q) Revenue recognition

When the outcome of a construction and installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from sale of properties for sale is recognised on the execution of a binding sales and purchase agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discount.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Insurance agency commission is recognised on the effective commencement or renewal dates of the related policies.

Insurance premium is recognised as income when an insurance policy is accepted and the relevant debit note is issued by the Company.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Income from sale of securities is recognised on a trade date basis when the sales agreement becomes unconditional.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the terms of the respective leases.

(r) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(s) Finance leases

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligation for each accounting period.

3. Principal Accounting Policies (Continued)

(t) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(u) Foreign currencies

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange prevailing on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange prevailing on that date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's overseas subsidiaries, associates and jointly controlled entities are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange fluctuation reserve. Such translation differences are recognised as income or as expenses in the period in which the respective overseas operation is disposed of.

(v) Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due.

(w) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further exclude income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

4. Turnover

Turnover represents the net amount recevied and receivable for revenue arising from construction and installation contracts, hotel operations, renting of properties, sales of goods, provision of services, insurance business and investment income. An analysis of the Group's turnover by business and geographical segments is as set out in note 36.

5. Other Operating Income

	2004	2003
	HK$'000	HK$'000
Included in other operating income are:		
Interest from bank and other deposits	**19,300**	14,756
Interest earned on debt securities	**19,697**	10,702
Interest from advance to associates	**820**	501
Dividend income from listed securities	**1,203**	364
Management fee income	**1,066**	2,780
Exchange gain	**25,551**	4,669
Release of negative goodwill	**473**	78
Surplus on revaluation of properties for own use	**431**	–

6. Impairment Loss on Assets

	2004	2003
	HK$'000	HK$'000
Impairment loss on:		
Investments in securities	**–**	1,959
Goodwill	**–**	17,740
	–	19,699

7. Other Operating Expenses

	2004 HK$'000	2003 HK$'000
Included in other operating expenses are:		
Deficit on revaluation of investment properties	**9,257**	15,458
Deficit on revaluation of properties for own use	**–**	16,532
Allowance for bad and doubtful debts	**18,496**	9,305
Amortisation of goodwill	**3,573**	1,859
Amortisation of intangible assets	**1,311**	680

8. Finance Costs

	2004 HK$'000	2003 HK$'000
Interest on bank loans and overdrafts	**42,571**	51,510
Interest on other loan not wholly repayable within 5 years	**327**	–
Finance lease charges	**225**	138
	43,123	51,648
Less: Amount capitalised to contract work	**(91)**	(945)
	43,032	50,703

Borrowing costs capitalised are based on actual interest cost incurred during the construction or for the acquisition of qualifying assets. The average interest rate during the year was 0.7% (2003: 3%).

9. Gain (Loss) on Discontinued Operations

The current year's credit mainly represents over-accrual of cost made in last year on termination of the Group's operations in trading of general merchandise and retailing of telecommunication equipment and provision of telecommunication agency services. Details of the overprovision and loss incurred in last year are as follows:

	2004	2003
	HK$'000	HK$'000
Over-accrual (accrual) for lease payments under non-cancellable operating leases and related outgoings	**645**	(1,927)
Over-accrual (accrual) of staff redundancy cost	**408**	(3,264)
Loss on disposal of property, plant and equipment	**–**	(5,425)
Impairment loss on property, plant and equipment	**–**	(1,218)
Loss in value of inventories	**(37)**	(259)
	1,016	(12,093)

In September, 2002, the Group determined to cease its retailing of telecommunication equipment and provision of telecommunication agency services which operated in Hong Kong. The operation was ceased in May 2003. During the last financial year, the Group had ceased trading of general merchandise in Hong Kong by closing down all its retail outlets. Total loss arising from the discontiuance of the operations amounted to HK$11,077,000. An over-accrual of the retails outlet closure costs of HK$1,016,000 made in prior year was credited to the current year's income statement (2003: loss of HK$12,093,000).

The results of the operations for the current year up to the date of cessation, and the carrying amounts of the assets and liabilities of the operations, which have been included in the consolidated financial statements, are as follows:

	2004	2003
	HK$'000	HK$'000
Turnover	**994**	88,052
Other operating income	**3,180**	10,084
Operating costs	**(1,394)**	(111,762)
Profit (loss) from operations	**2,780**	(13,626)
Less: minority interests	**(1,369)**	6,708
Gain (loss) attributable to the Group	**1,411**	(6,918)
Total assets	**2,519**	12,682
Total liabilities	**(3,845)**	(13,850)
	(1,326)	(1,168)
Less: minority interests	**653**	575
Net liabilities attributable to the Group	**(673)**	(593)

During the year, the business contributed HK$3,301,000 (2003: used up HK$8,035,000) of the Group's net operating cash flows, contributed HK$159,000 (2003: used up HK$1,089,000) in respect of investing activities and used up HK$3,675,000 (2003: contributed HK$8,805,000) in respect of financing activities.

10. Profit Before Taxation

	2004 HK$'000	2003 HK$'000
Profit before taxation is arrived at after charging:		
Depreciation on property, plant and equipment		
Own assets	53,229	58,414
Assets held under finance leases	1,477	1,107
	54,706	59,521
Less: Amount capitalised to contract work	(3,903)	(1,638)
	50,803	57,883
Auditors' remuneration	4,400	5,178
Staff costs (note a)	518,845	542,305
Less: Amount capitalised to contract work	(35,260)	(22,290)
	483,585	520,015
Operating lease payments in respect of leasing of		
Premises	22,051	27,156
Others	2,251	556
	24,302	27,712
Net loss on disposal of property, plant and equipment	4,516	11,524
Net realised and unrealised holding loss on investments in securities	–	9,464
and crediting:		
Gross rental income from properties of HK$62,069,000 (2003: HK$69,730,000) less outgoings (note b)	48,546	56,483
Gross earnings from leasing of equipment of HK$4,051,000 (2003: HK$1,999,000) less outgoings	1,778	1,260
Net realised and unrealised holding gain on investments in securities	25,402	–

Notes:

(a) Details of directors' emoluments included in staff costs are disclosed in note 38.

Staff costs include an amount of HK$6,110,000 (2003: HK$6,028,000) in respect of redundancy payments made to staff and an amount of HK$22,436,000 (2003: HK$20,194,000) in respect of retirement benefits scheme contributions, net of forfeited contributions.

(b) Included in rental income is an amount of HK$1,668,000 (2003: HK$1,859,000) less outgoings of HK$1,229,000 (2003: HK$751,000) from jointly controlled assets.

11. Taxation

	2004 HK$'000	2003 HK$'000
The charge (credit) comprises:		
Company and subsidiaries		
Current year profits tax		
Hong Kong	**35,889**	33,723
Overseas	**12,237**	12,697
	48,126	46,420
Deferred taxation	**(9,130)**	18,228
	38,996	64,648
Share of taxation of associates	**(65)**	4,514
Share of taxation of jointly controlled entities	**1**	(320)
	38,932	68,842

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2003: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company. The Hong Kong profits tax rate was increased from 16% to 17.5% with effect during the year. The effect of this increase has been reflected in the calculation of current and deferred tax balance as at 31st March, 2004.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits

The charge for the year can be reconciled to the profit before taxation per the income statement as follows:

	2004 HK$'000	2003 HK$'000
Profit before taxation	**255,855**	150,320
Tax at the domestic income tax rate of 17.5% (2003: 16%) (note)	**44,775**	24,051
Tax effect of non-deductible expenses	**11,376**	37,566
Tax effect of non-taxable income	**(26,695)**	(21,070)
Tax effect of current year's tax losses and deferred tax assets not recognised	**27,806**	23,194
Tax effect of utilisation of taxes losses not previously recognised	**(23,136)**	(2,712)
Effect of different tax rates of subsidiaries operating in other jurisdiction	**410**	3,733
Income tax on concessionary rate	**(88)**	(3)
Effect on opening deferred tax balances resulting from changes in tax rate during the year	**1,042**	–
Effect of share of tax of associates and jointly controlled entities	**2,321**	5,044
Others	**1,121**	(961)
Tax expense of the Company and subsidiaries for the year	**38,932**	68,842

Note:

The domestic income tax rate in the jurisdiction where the operation of the Group is substantially based is used.

In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's investment properties has been charged / credited directly to equity as disclosed in note 34.

12. Dividends

	2004 HK$'000	2003 HK$'000
Interim dividend paid		
HK$0.10 (2003: HK$0.075) per share	27,571	19,591
Final dividend proposed		
HK$0.20 (2003: HK$0.10) per share	55,716	26,185
Additional dividend paid	683	–
	83,970	45,776

Additional dividend paid represents the final dividend for the year ended 31st March, 2003 paid on shares allotted on exercise of options to subscribe for shares by the option holders subsequent to 31st March, 2003 before the closing of the members' register for such dividend.

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim dividend for both years and the final dividend for last year.

Comparative amount of dividend per share has been adjusted for the consolidation of the Company's ordinary shares in June 2003.

13. Earnings Per Share

	2004 HK$'000	2003 HK$'000
Earnings for the purposes of basic and diluted earnings per share	186,000	83,500

	Number of shares	
	2004 '000	2003 '000
Weighted average number of ordinary shares for the purpose of basic earnings per share (note a)	270,640	257,323
Effect of dilutive potential ordinary shares:		
Share options (note b)	–	269
Weighted average number of ordinary shares for the purpose of diluted earnings per share	270,640	257,592

Notes:

(a) The weighted average number of shares for the year ended 31st March, 2003 has been adjusted for the consolidation of the Company's shares in June 2003.

(b) The calculation of diluted earnings per share for the year ended 31st March, 2004 does not assume the exercise of outstanding share options as their exercise prices were higher than the average market prices per share.

14. Investment Properties

	Hong Kong under medium-term leases HK$'000	Mainland China under long-term leases HK$'000	Mainland China under medium-term leases HK$'000	Overseas on freehold land HK$'000	Total HK$'000
THE GROUP					
AT VALUATION					
At 1st April, 2003	192,917	–	10,583	157,859	361,359
Exchange adjustments	–	–	–	7,740	7,740
Transfer from properties for own use	22,050	1,890	–	–	23,940
Net surplus (deficit) on revaluation	5,760	–	17	(18,593)	(12,816)
At 31st March, 2004	220,727	1,890	10,600	147,006	380,223

Notes:

(a) Investment properties in Hong Kong with carrying value of HK$18,667,000 (2003: HK$18,667,000) represent the Group's share of interest in jointly controlled assets.

(b) Properties were revalued on an open market value based on existing use basis on 31st March, 2004 by independent professional valuers. Properties in Hong Kong and Mainland China were revalued by Knight Frank and DTZ Debenham Tie Leung Limited respectively. Overseas properties were revalued by CB Richard Ellis (Pte) Ltd and DTZ Debenham Tie Leung Limited.

(c) Charges were created on the investment properties with a total carrying value of HK$212,356,000 (2003: HK$183,376,000).

(d) Gross rental income derived from investment properties for the year amounted to HK$14,995,000 (2003: HK$19,960,000).

15. Property, Plant and Equipment

	Cold storage warehouse HK$'000	Hotel properties HK$'000	Other properties for own use HK$'000	Machinery and tools HK$'000	Furniture, fixtures, other equipment, and motor vehicle for own use HK$'000	for leasing HK$'000	Total HK$'000
THE GROUP							
AT COST OR VALUATION							
At 1st April, 2003	250,000	159,277	597,420	93,779	193,209	7,041	1,300,726
Acquisition of subsidiaries	–	–	–	18,669	4,043	–	22,712
Additions	–	625	–	4,887	11,955	4,547	22,014
Disposals	–	–	–	(3,725)	(27,025)	(2,458)	(33,208)
Transfer to investment properties	–	–	(23,940)	–	–	–	(23,940)
Surplus (deficit) on revaluation	40,000	(19,649)	73,679	–	–	–	94,030
Exchange adjustments	–	9,045	6,100	3,492	2,390	499	21,526
At 31st March, 2004	290,000	149,298	653,259	117,102	184,572	9,629	1,403,860
ACCUMULATED DEPRECIATION AND IMPAIRMENT							
At 1st April, 2003	–	–	–	45,181	131,347	1,324	177,852
Charge for the year	6,255	4,299	12,437	12,558	17,150	2,007	54,706
Eliminated upon disposals	–	–	–	(2,606)	(20,082)	(988)	(23,676)
Eliminated upon revaluation	(6,255)	(4,299)	(12,437)	–	–	–	(22,991)
Exchange adjustments	–	–	–	2,088	1,824	115	4,027
At 31st March, 2004	–	–	–	57,221	130,239	2,458	189,918
NET BOOK VALUES							
At 31st March, 2004	290,000	149,298	653,259	59,881	54,333	7,171	1,213,942
At 31st March, 2003	250,000	159,277	597,420	48,598	61,862	5,717	1,122,874

An analysis of the cost and valuation of the Group's property, plant and equipment is as follows:

At cost	–	–	–	117,102	184,572	9,629	311,303
At 2004 professional valuation	290,000	139,003	650,843	–	–	–	1,079,846
At 2004 directors' valuation	–	10,295	2,416	–	–	–	12,711
	290,000	149,298	653,259	117,102	184,572	9,629	1,403,860

15. Property, Plant and Equipment (Continued)

Notes:

(a) The net book value of properties comprises:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
In Hong Kong under:		
Long lease	**232,600**	177,450
Medium-term lease	**587,820**	554,610
In Mainland China under:		
Long lease	**52,446**	64,402
Medium-term lease	**45,875**	49,828
Overseas:		
On freehold land	**152,619**	139,272
Long lease	**16,549**	16,512
Medium-term lease	**4,211**	4,328
Short-term lease	**437**	295
	1,092,557	1,006,697

(b) Properties were revalued on 31st March, 2004 on an open market value existing use basis. Certain properties in Mainland China were revalued by the directors and the other properties were revalued by independent professional valuers. Properties in Hong Kong and Mainland China were revalued by Knight Frank and DTZ Debenham Tie Leung Limited respectively. Overseas properties were revalued by CKS Property Consultants Pte Ltd, CIBI Information, Inc., CB Richard Ellis (Pte) Limited and Brooke Real Estate Ltd.

(c) Had the properties been carried at cost less accumulated depreciation, the carrying value as at 31st March, 2004 would have been HK$936,662,000 (2003: HK$1,033,155,000).

(d) Charges were created on the properties with a total carrying value of HK$701,464,000 (2003: HK$646,639,000).

(e) The net book value of machinery, tools and equipment held under finance leases amounted to HK$5,479,000 (2003: HK$6,926,000).

16. Properties for Development

	THE GROUP
	HK$'000
Overseas properties on freehold land	
At cost less impairment loss	
At 1st April, 2003	7,153
Exchange adjustments	1,055
At 31st March, 2004	8,208

17. Goodwill

	THE GROUP HK$'000
COST	
At 1st April, 2003	22,253
Acquisition of subsidiaries	(1,119)
Acquisition of additional interest in subsidiaries	5,725
At 31st March 2004	26,859
ACCUMULATED AMORTISATION AND IMPAIRMENT	
At 1st April, 2003	18,633
Charge for the year	1,920
At 31st March, 2004	20,553
NET BOOK VALUE	
At 31st March, 2004	6,306
At 31st March, 2003	3,620

18. Negative Goodwill

	THE GROUP HK$'000
COST	
At 1st April, 2003	–
Transfer from interests in an associate	309
Acquisition of subsidiaries	12,828
At 31st March, 2004	13,137
ACCUMULATED AMORTISATION	
At 1st April, 2003	–
Release to income statement	219
At 31st March, 2004	219
NET BOOK VALUE	
At 31st March, 2004	12,918
At 31st March, 2003	–

19. Intangible Assets

THE GROUP	Cold store, public bonded warehouse and rice storage licences	Computer software licences	Research and development expenditure	Patents and licenses right	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST					
At 1st April, 2003	3,000	1,900	–	–	4,900
Acquisition of subsidiaries	–	–	3,222	1,697	4,919
Additions	–	–	600	–	600
Exchange adjustments	–	–	255	132	387
At 31st March, 2004	3,000	1,900	4,077	1,829	10,806
AMORTISATION					
At 1st April, 2003	337	427	–	–	764
Charge for the year	300	380	413	218	1,311
Exchange adjustments	–	–	12	6	18
At 31st March, 2004	637	807	425	224	2,093
NET BOOK VALUES					
At 31st March, 2004	2,363	1,093	3,652	1,605	8,713
At 31st March, 2003	2,663	1,473	–	–	4,136

20. Interests in Subsidiaries

	THE COMPANY	
	2004	2003
	HK$'000	HK$'000
Cost less impairment loss		
Shares listed in Hong Kong	**171,990**	171,990
Unlisted shares	**989,273**	1,072,312
Amounts due from subsidiaries less provision	**250,109**	399,898
	1,411,372	1,644,200
Market value of shares listed in Hong Kong	**88,229**	55,143

Particulars regarding the principal subsidiaries at 31st March, 2004 are set out in appendix I. A complete list of all subsidiaries would be of excessive length and therefore the subsidiaries as set out are those which principally affected the results or assets of the Group.

The amounts due from the subsidiaries are unsecured and have no fixed terms of repayment.

None of the subsidiaries had any debt securities outstanding at the end of the year.

21. Interests in Associates

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
Share of net assets				
Associate listed in Hong Kong	**–**	27,427	**–**	–
Associate listed overseas	**10,691**	7,785	**–**	–
Unlisted associates	**7,311**	15,900	**–**	–
Negative goodwill on acquisition of associates (note b)	**(2,178)**	(309)	**–**	–
Goodwill on acquisition of associates (note c)	**7,492**	2,435	**–**	–
Cost less impairment loss				
Associate listed in Hong Kong	**–**	–	**–**	18,108
Unlisted convertible note (note d)	**5,125**	–	**–**	–
Amounts due from associates (note e)	**14,829**	13,800	**–**	–
	43,270	67,038	**–**	18,108
Market value of Hong Kong listed associate	**–**	7,151	**–**	5,812
Market value of overseas listed associate	**37,667**	12,350	**–**	–
	37,667	19,501	**–**	5,812

Notes:

(a) Particulars regarding the principal associates at 31st March, 2004 are set out in appendix II. A complete list of the particulars of all associates would be of excessive length and therefore the associates as set out are those which principally affected the results or net assets of the Group.

(b) Negative goodwill on acquisition of associates

	THE GROUP HK$'000
COST	
At 1st April, 2003	309
Additions	2,432
Transfer to negative goodwill on acquisition of subsidiaries	(309)
At 31st March 2004	2,432
AMORTISATION	
At 1st April, 2003	–
Released to income statement	254
At 31st March, 2004	254
NET BOOK VALUES	
At 31st March, 2004	2,178
At 31st March, 2003	309

21. Interests in Associates (Continued)

(c) Goodwill on acquisition of associates

	THE GROUP HK$'000
COST	
At 1st April, 2003	2,449
Addition	6,710
At 31st March 2004	9,159
ACCUMULATED AMORTISATION	
At 1st April, 2003	14
Amortisation for the year	1,653
At 31st March, 2004	1,667
NET BOOK VALUES	
At 31st March, 2004	7,492
At 31st March, 2003	2,435

(d) Convertible notes due from a listed associate are unsecured, bearing interest at 7.43% per annum and due on 14th August, 2005.

(e) The amounts due from associates include unsecured loans of HK$14,156,000, bearing interest at HIBOR plus 1.5% per annum and without fixed terms of repayment. The remaining amounts are interest free, unsecured and without fixed terms of repayment.

22. Interests in Jointly Controlled Entities

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Share of net liabilities	**(12,698)**	(18,925)
Amounts due from jointly controlled entities (note b)	**34,441**	34,390
	21,743	15,465

Notes:

(a) Particulars regarding the principal jointly controlled entities at 31st March, 2004 are set out in appendix III. A complete list of all jointly controlled entities would be of excessive length and therefore the jointly controlled entities as set out are those which principally affected the results or net assets of the Group.

(b) The amounts due from jointly controlled entities are interest-free, unsecured and without fixed terms of repayment.

23. Investments in Securities

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Held to maturity securities:				
Debt securities				
Listed overseas	**4,563**	4,179	**–**	–
Unlisted	**–**	17,800	**–**	–
Investment securities:				
Unlisted equity securities	**5,000**	–	**–**	–
Other investments:				
Equity securities				
Listed				
Hong Kong	**69,558**	9,384	**6,872**	3,488
Overseas	**64,979**	17,250	**–**	–
Unlisted	**2,976**	4,357	**–**	2,185
Debt securities				
Listed overseas	**175,573**	204,417	**125,056**	139,362
Unlisted	**262,121**	174,499	**39,146**	–
Unlisted unit trusts	**–**	38,548	**–**	–
Unlisted mutual funds	**60,363**	–	**–**	–
Unlisted money market funds	**18,479**	–	**–**	–
	663,612	470,434	**171,074**	145,035
Market values of listed securities				
Debt securities				
Overseas	**186,124**	214,942	**125,056**	139,362
Equity securities				
Hong Kong	**69,558**	9,384	**6,872**	3,488
Overseas	**64,979**	17,250	**–**	–
	320,661	241,576	**131,928**	142,850
Carrying value analysed for reporting purposes are:				
Non-current	**12,026**	28,979	**6,872**	5,673
Current	**651,586**	441,455	**164,202**	139,362
	663,612	470,434	**171,074**	145,035

24. Inventories

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Raw materials	**25,154**	12,027
Inventories held for resale	**166,144**	149,211
Consumable stores	**30,955**	30,254
	222,253	191,492

Inventories held for resale include an amount of HK$28,673,000 (2003: HK$25,571,000) carried at net realisable value.

The cost of inventories recognised as an expense during the year was HK$868,623,000 (2003: HK$951,258,000).

25. Properties for Sale

Properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$23,321,000 (2003: HK$23,321,000).

Properties for sale of HK$390,059,000 (2003: HK$408,000,000) are carried at net realisable value.

The cost of properties sold during the year amounted to HK$101,668,000 (2003: HK$34,865,000).

26. Debtors, Deposits and Prepayments

Included in debtors, deposits and prepayments are the Group's share of receivable of HK$190,000 (2003: HK$297,000) in relation to jointly controlled assets.

Included in debtors, deposits and prepayments are trade debtors of HK$670,862,000 (2003: HK$688,799,000). The aged analysis of trade debtors is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
0 - 60 days	**605,265**	628,833
61 - 90 days	**30,269**	28,492
Over 90 days	**35,328**	31,474
	670,862	688,799

The Group has established different credit policies for customers in each of its core business. The average credit period granted to trade debtors was 60 days.

27. Amounts Due from (to) Customers for Contract Work

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred	**3,788,832**	3,448,568
Recognised profits less recognised losses	**(2,820)**	71,216
	3,786,012	3,519,784
Less: Progress billings	**(3,632,706)**	(3,359,705)
	153,306	160,079
Represented by:		
Amounts due from customers included in current assets	**318,600**	280,719
Amounts due to customers included in current liabilities	**(165,294)**	(120,640)
	153,306	160,079

At 31st March, 2004, retention monies held by customers for contract work amounted to HK$101,189,000 (2003: HK$81,772,000). Advances received from customers for contract work amounted to HK$3,588,000 (2003: HK$8,298,000).

28. Creditors, Deposits and Accruals

Included in creditors, deposits and accruals are the Group's share of liabilities of HK$256,000 (2003: HK$386,000) incurred in relation to jointly controlled assets, which comprises investment properties, properties for sale and the related receivable totally HK$42,178,000 (2003: HK$36,115,000) disclosed in note 14, 25 and 26 respectively.

Included in creditors, deposits and accruals are trade creditors of HK$283,779,000 (2003: HK$216,657,000). The aged analysis of the trade creditors is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
0 - 60 days	**176,528**	134,560
61 - 90 days	**8,418**	8,825
Over 90 days	**98,833**	73,272
	283,779	216,657

29. Obligations under Finance Leases

	Minimum lease payments		Present value of minimum lease payments	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
THE GROUP				
Amounts payable under finance leases:				
Within one year	**2,334**	2,095	**2,082**	1,891
In the second to fifth year inclusive	**1,426**	2,549	**1,275**	2,281
	3,760	4,644	**3,357**	4,172
Less: future finance charges	**(403)**	(472)	**–**	–
	3,357	4,172	**3,357**	4,172
Less: amount due within one year shown under current liabilities			**(2,082)**	(1,891)
Amount due for settlement after twelve months			**1,275**	2,281

The Group leases certain of its equipments under finance leases. The average lease term is 4 years (2003: 4 years). For the year ended 31st March, 2004, the average effective borrowing rate was 6.2% (2003: 6.2%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

30. Bank Loans

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
The maturity of the bank loans is as follows:				
Repayable within one year	**544,539**	889,314	**135,000**	290,000
Repayable within a period of:				
more than 1 year but not exceeding 2 years	**303,645**	86,745	**110,000**	–
more than 2 years but not exceeding 5 years	**353,893**	243,153	**–**	–
more than 5 years	**44,611**	104,766	**–**	–
	1,246,688	1,323,978	**245,000**	290,000
Less: amount due within one year shown under current liabilities	**(544,539)**	(889,314)	**(135,000)**	(290,000)
	702,149	434,664	**110,000**	–
Secured	**631,688**	912,718	**–**	–
Unsecured	**615,000**	411,260	**245,000**	290,000
	1,246,688	1,323,978	**245,000**	290,000

31. Other Loan

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
The maturity of the other loan is as follows:		
Repayable within one year	**169**	–
Repayable within a period of		
more than 2 years but not exceeding 5 years	**1,064**	–
more than 5 years	**1,130**	–
	2,363	–
Less: amount due within one year shown under current liabilities	**(169)**	–
	2,194	–

The loan is unsecured, bearing interest at market rate and repayable by 11 annual instalments, the last of which falls due in 2013.

32. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior reporting periods:

THE GROUP

	Accelerated tax depreciation	Revaluation of properties	Properties for sales	Allowance or doubtful debts	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st April 2002							
– as previously reported	–	–	–	–	–	–	–
– adjustment on adoption of SSAP12 (Revised)	275	68,295	2,868	(2,095)	(5,257)	186	64,272
– as restated	275	68,295	2,868	(2,095)	(5,257)	186	64,272
Charge (credit) to income for the year	(281)	16,855	269	262	1,309	(186)	18,228
Credit to equity for the year	–	(24,948)	–	–	–	–	(24,948)
Exchange differences	–	421	–	–	–	–	421
At 31st March 2003	(6)	60,623	3,137	(1,833)	(3,948)	–	57,973
Charge (credit) to income for the year	1,167	5,808	(1,023)	(688)	(15,436)	–	(10,172)
Charge to equity for the year	–	15,708	–	–	–	–	15,708
Acquisition of subsidiary	37	–	–	–	–	–	37
Exchange differences	–	872	–	–	–	–	872
Effect on change in tax rate							
– charge (credit) to income statement	(86)	917	294	287	(370)	–	1,042
– charge to equity	–	3,351	–	–	–	–	3,351
At 31st March 2004	1,112	87,279	2,408	(2,234)	(19,754)	–	68,811

32. Deferred Taxation (Continued)

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2004 HK$'000	2003 HK$'000
Deferred tax liabilities	**74,854**	63,437
Deferred tax assets	**(6,043)**	(5,464)
	68,811	57,973

At the balance sheet date, the Group had unused tax losses of HK$1,456 million (2003: HK$1,140 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$109 million (2003: HK$25 million) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,347 million (2003: HK$1,115 million) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$65 million (2003: HK$54 million) of subsidiaries in Mainland China that will gradually expire until 2008; tax losses of HK$4 million (2003: HK$5 million) of other overseas subsidiaries that will expire from 2004 to 2018. Other losses may be carried forward indefinitely.

At the balance sheet date, the Group had unrecognised deductible temporary differences of HK$35 million (2003: HK$34 million). A deferred tax asset has not been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The Company had no significant unprovided deferred tax for the year and at the balance sheet date.

33. Share Capital

	2004 HK$'000	2003 HK$'000
Authorised:		
540,000,000 (2003: 1,700,000,000) ordinary shares of HK$1.25 (2003: HK$0.25) each	**675,000**	425,000
Issued and fully paid:		
278,582,090 (2003: 1,309,231,865) ordinary shares of HK$1.25 (2003: HK$0.25) each	**348,228**	327,308

At 1st April, 2002, the authorised and issued share capital of the Company were respectively 1,700,000,000 shares and 1,275,112,025 shares of HK$0.25 each.

Pursuant to a special resolution passed at a special general meeting of the shareholders of the Company on 5th June, 2003, every five issued and unissued ordinary shares of HK$0.25 each were consolidated into one ordinary share of HK$1.25 each.

Pursuant to a special resolution passed on the same date, the authorised capital was increased from HK$425,000,000 to HK$675,000,000 by the creation of 200,000,000 shares of HK$1.25 each. The new shares rank pari passu in all respects with the then existing shares.

During the year, 7,032,025 (2003: 30,966,938) and 2,873,692 (2003: 3,152,902) shares were issued in lieu of cash dividends payable to the shareholders at a price of HK$3.24 (2003: HK$ 0.4361) and HK$4.17 (2003: HK$0.4551) respectively per share, giving a total consideration of approximately HK$34,767,000 (2003: HK$14,938,000).

During the year, 6,830,000 shares (2003: nil) were issued at an exercise price of HK$2.44 per share on exercise of 6,830,000 share options giving a total consideration of approximately HK$16,665,000 (2003: nil).

Details of the share option schemes of the Company and its subsidiaries are set out in note 43.

34. Reserves

THE GROUP

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve: Investment properties HK$'000	Property revaluation reserve: Properties for own use HK$'000	Exchange fluctuation reserve HK$'000	Dividend reserve HK$'000	Retained Profits HK$'000	Total HK$'000
At 1st April, 2002									
– as originally stated	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	1,908,877
– prior period adjustments	–	–	–	(2,892)	(46,745)	–	–	(11,434)	(61,071)
– as restated	381,285	269,293	7,526	12,777	66,514	(24,805)	19,127	1,116,089	1,847,806
Final dividend for 2002 paid	–	–	–	–	–	–	(19,127)	–	(19,127)
Issue of new shares	6,408	–	–	–	–	–	–	–	6,408
Share issue expenses	(16)	–	–	–	–	–	–	–	(16)
Deficit on revaluation of properties	–	–	–	(15,699)	(29,504)	–	–	–	(45,203)
Deferred tax liabilities arising from revaluation of properties	–	–	–	2,922	1,134	–	–	–	4,056
Profit for the year	–	–	–	–	–	–	–	83,500	83,500
Dividends	–	–	–	–	–	–	26,185	(45,776)	(19,591)
Exchange difference on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	–	–	–	–	–	14,647	–	–	14,647
At 31st March, 2003	387,677	269,293	7,526	–	38,144	(10,158)	26,185	1,153,813	1,872,480
At 1st April, 2003									
– as originally stated	387,677	269,293	7,526	–	60,711	(9,736)	26,185	1,183,657	1,925,313
– prior period adjustments	–	–	–	–	(22,567)	(422)	–	(29,844)	(52,833)
– as restated	387,677	269,293	7,526	–	38,144	(10,158)	26,185	1,153,813	1,872,480
Final dividend for 2003 paid	–	–	–	–	–	–	(26,185)	(683)	(26,868)
Issue of new shares	30,512	–	–	–	–	–	–	–	30,512
Share issue expenses	(329)	–	–	–	–	–	–	–	(329)
Surplus on revaluation of properties	–	–	–	–	88,482	–	–	–	88,482
Deferred tax liabilities arising from revaluation of properties	–	–	–	–	(12,415)	–	–	–	(12,415)
Released on liquidation of subsidiaries	–	41	–	–	–	–	–	–	41
Share of associate's reserve	–	–	–	–	2,332	–	–	–	2,332
Profit for the year	–	–	–	–	–	–	–	186,000	186,000
Dividends	–	–	–	–	–	–	55,716	(83,287)	(27,571)
Exchange difference on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	–	–	–	–	–	12,957	–	–	12,957
At 31st March, 2004	417,860	269,334	7,526	–	116,543	2,799	55,716	1,255,843	2,125,621

34. Reserves (Continued)

Notes:

(a) Retained profits of the Group include losses of approximately HK$14,993,000 (2003: HK$43,719,000) and HK$21,393,000 (2003: HK$18,925,000) sustained by associates and jointly controlled entities respectively.

(b) Capital reserve includes HK$84,934,000 (2003: HK$84,975,000) in respect of goodwill and HK$26,459,000 (2003: HK$26,459,000) in respect of negative goodwill.

THE COMPANY

	Share Premium HK$'000	Contributed surplus HK$'000 (Note a)	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st April, 2002	381,285	95,417	7,526	19,127	786,912	1,290,267
Final dividend for 2002 paid	–	–	–	(19,127)	–	(19,127)
Issue of new shares	6,408	–	–	–	–	6,408
Share issue expenses	(16)	–	–	–	–	(16)
Payment of unclaimed dividends written back previously	–	(4)	–	–	–	(4)
Profit for the year	–	–	–	–	213,054	213,054
Dividends	–	–	–	26,185	(45,776)	(19,591)
At 31st March, 2003	387,677	95,413	7,526	26,185	954,190	1,470,991
Final dividend for 2003 paid	–	–	–	(26,185)	(683)	(26,868)
Issue of new shares	30,512	–	–	–	–	30,512
Share issue expenses	(329)	–	–	–	–	(329)
Profit for the year	–	–	–	–	130,709	130,709
Dividends	–	–	–	55,716	(83,287)	(27,571)
At 31st March, 2004	417,860	95,413	7,526	55,716	1,000,929	1,577,444

Notes:

(a) Contributed surplus represents the difference arising between the value of net assets acquired and the nominal amount of the Company's shares issued upon the reorganisation in 1989 less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

(b) At 31st March, 2004, the Company's reserves available for distribution to shareholders amounted to HK$1,152,058,000 (2003: HK$1,075,788,000).

35. Acquisition of Subsidiaries

During the year, the Group acquired an additional 64.1% interest in an associate, Chevalier Construction Holdings Limited ("CCHL") and an additional 11.82% interest in another associate. NordiTube Technologies AB ("NordiTube") at considerations of HK$41,653,000 and HK$5,770,000 respectively. The consideration for NordiTube was partially satisfied by conversion of loans due from NordiTube of HK$5,462,000. Since then, CCHL and NordiTube became the Group's subsidiaries. The net assets acquired are stated below. The comparative amounts represent the Group's acquisition of additional 37% interest in another jointly controlled entity, Chevalier - PRS Asia Holdings Limited in exchange for the Group's interest in another jointly controlled entity.

	2004 HK$'000	2003 HK$'000
Property, plant and equipment	**22,712**	28,569
Intangible assets	**4,919**	1,241
Investments in securities	**33,169**	1,371
Interest in an associate	**5,186**	–
Interest in jointly controlled entities	**8,695**	–
Amount due from a jointly controlled entity	**3,000**	–
Inventories	**10,636**	3,913
Amount due from customers for contract work	**136,407**	4,117
Debtors, deposits and prepayments	**178,571**	12,665
Tax prepaid	**4,747**	–
Cash and bank balances	**173,764**	3,155
Creditors, deposits and accruals	**(435,775)**	(13,604)
Amounts due to customers for contract work	**(31,368)**	–
Deferred taxation	**(37)**	–
Bank loans and overdrafts	**–**	(25,320)
Other loan	**(2,363)**	–
Obligations under finances leases	**–**	(5,419)
Minority interests	**(7,458)**	(2,597)
	104,805	8,091
Less: Interest already held by the Group		
Interests in associates	**(33,210)**	(2,083)
Amount due from an associate	**(9,916)**	(1,800)
Net assets acquired	**61,679**	4,208
Goodwill on acquisition	**–**	17,740
Negative goodwill on acquisition	**(14,256)**	–
	47,423	21,948
Satisfied by:		
Cash	**41,961**	–
Capitalisation of loans to an associate	**5,462**	–
Interest in a jointly controlled entity	**–**	21,948
	47,423	21,948
Net cash inflow in respect of acquisition of a subsidiary		
Cash and bank balances acquired	**173,764**	3,155
less: cash consideration paid	**(41,961)**	(20)
	131,803	3,135

The subsidiaries acquired during the year contributed HK$95,894,000 (2003: HK$45,279,000) to the Group's turnover and HK$3,649,148 to (2003: reduced HK$16,906,000 from) the Group's profit from operations.

36. Business and Geographical Segments

Business segments

For management purposes, the Group is currently organised into five operating divisions. These divisions are the basis on which the Group reports its priminary segment information. For reporting purpose, the Group re-defines the operating divisions and the comparative segment information for the corresponding period has been reclassified to conform with the current year's presentation. The Group's retailing of telecommunication equipment and the related agency service were terminated during the year.

Segment information about these businesses is presented below.

Turnover and Results

Year ended 31st March, 2004

	Continuing					Discontinued	Consolidated
	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Telecom-munication service and general merchandise trading HK$'000	HK$'000
TURNOVER							
Turnover	1,636,785	308,230	384,715	546,107	399,673	1,818	3,277,328
Inter-segment sales	(918)	(25,223)	(44,805)	(4,593)	(2,024)	(824)	(78,387)
External sales	1,635,867	283,007	339,910	541,514	397,649	994	3,198,941

Inter-segment sales are charged at prices determined by management with reference to market prices.

RESULTS							
Segment results	143,918	102,576	44,296	4,345	3,116	2,780	301,031
Unallocated corporate expenses							(3,108)
Interest income							13,581
Interest expenses							(43,032)
Profit from operations							268,472
Share of results of associates	(4,767)	-	-	(77)	(6,322)	-	(11,166)
Share of results of jointly controlled entities	60	-	(2,527)	-	-	-	(2,467)
Gain on discontinued operations	-	-	-	-	-	1,016	1,016
Profits before taxation							255,855
Taxation							(38,932)
Profit before minority interests							216,923
Minority Interests							(30,923)
Proft for the year							186,000

36. Business and Geographical Segments (Continued)

Business segments (Continued)

Turnover and Results

Year ended 31st March, 2003

	Continuing					Discontinued	Consolidated
	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Telecommunication service and general merchandise trading HK$'000	HK$'000
TURNOVER							
Turnover	1,646,960	353,644	308,935	586,862	421,864	94,269	3,412,534
Inter-segment sales	(284)	(24,970)	(44,955)	(2,077)	(1,734)	(6,217)	(80,237)
External sales	1,646,676	328,674	263,980	584,785	420,130	88,052	3,332,297

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Telecommunication service and general merchandise trading HK$'000	Consolidated HK$'000
RESULTS							
Segment results	144,535	47,848	35,676	1,895	15,829	(13,665)	232,118
Unallocated corporate expenses							(4,332)
Interest income							10,338
Impairment loss on asset	(19,699)	-	-	-	-	-	(19,699)
Profit from operations							218,425
Interest expenses							(50,703)
Profit from operations							167,722
Share of results of associates	4,575	-	-	1,927	(4,326)	-	2,176
Share of results of jointly controlled entities	(7,812)	-	327	-	-	-	(7,485)
Loss on discontinued operations	-	-	-	-	-	(12,093)	(12,093)
Profits before taxation							150,320
Taxation							(68,842)
Profit before minority interests							81,478
Minority Interests							2,022
Profit for the year							83,500

36. Business and Geographical Segments (Continued)

Business segments (Continued)

Balance Sheet

As at 31st March, 2004

	Continuing					Discontinued	Consolidated
	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Telecommunication service and general merchandise trading HK$'000	HK$'000
ASSETS							
Segment assets	1,842,558	1,156,401	2,452,874	288,699	167,876	2,519	5,910,927
Interests in associates	25,175	–	–	2,239	15,856	–	43,270
Interests in jointly controlled entities	8,835	–	12,908	–	–	–	21,743
Unallocated corporate assets							26,637
Consolidated total assets							6,002,577
LIABILITIES							
Segment liabilities	1,141,226	496,884	118,660	82,145	16,963	3,845	1,859,723
Unallocated corporate liabilities							1,346,226
Consolidated total liabilities							3,205,949

Balance Sheet

As at 31st March, 2003

	Continuing					Discontinued	Consolidated
	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Telecommunication service and general merchandise trading HK$'000	HK$'000
ASSETS							
Segment assets	1,327,151	960,844	2,494,520	314,323	161,027	12,682	5,270,547
Interests in associates	25,205	–	–	9,618	32,215	–	67,038
Interests in jointly controlled entities	80	–	15,385	–	–	–	15,465
Unallocated corporate assets							39,353
Consolidated total assets							5,392,403
LIABILITIES							
Segment liabilities	718,620	511,673	160,329	74,033	9,151	13,850	1,487,656
Unallocated corporate liabilities							1,425,953
Consolidated total liabilities							2,913,609

36. Business and Geographical Segments (Continued)

Business segments (Continued)

Other Information

Year ended 31st March, 2004

	Continuing					Discontinued	Consolidated
	Construction and engineering HK$'000	**Insurance and investment HK$'000**	**Property and hotel HK$'000**	**IT HK$'000**	**Others HK$'000**	**Telecommunication service and general merchandise trading HK$'000**	**HK$'000**
Capital additions	**38,334**	**10**	**3,849**	**6,195**	**1,857**	**–**	**50,245**
Depreciation and amortisation	**20,385**	**165**	**31,329**	**4,803**	**2,435**	**–**	**59,117**
(Surplus) deficit on property revaluation recognised in income statement	**(233)**	**–**	**10,297**	**(828)**	**(410)**	**–**	**8,826**
Loss (profit) on disposal of property, plant and equipment	**329**	**–**	**4,192**	**–**	**(5)**	**–**	**4,516**
Allowance for doubtful debt	**13,299**	**(8)**	**609**	**4,214**	**382**	**–**	**18,496**

Year ended 31st March, 2003

	Continuing					Discontinued	Consolidated
	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Telecommunication service and general merchandise trading HK$'000	HK$'000
Capital additions	59,892	130	7,834	6,415	4,071	180	78,522
Depreciation and amortisation	18,735	718	35,373	4,332	2,390	512	62,060
(Surplus) deficit on property revaluation recognised in income statement	(811)	–	32,723	78	–	–	31,990
Loss on disposal of property, plant and equipment	5,073	–	269	666	91	5,425	11,524
Impairment loss on property, plant and equipment	–	–	–	–	–	1,218	1,218
Allowance for doubtful debt	6,652	(170)	706	1,846	271	–	9,305

36. Business and Geographical Segments (Continued)

Geographical Segments

The Group's operations in construction and engineering are located in Hong Kong, Mainland China, Singapore and Europe. Property investment and trading activities and hotel operations are mainly carried out in Hong Kong, Mainland China and Canada. Sales and servicing of IT equipment and business machines are mainly carried out in Hong Kong, Mainland China and Thailand. Motor vehicles trading and other trading are carried out in Canada and USA respectively. Insurance and investment business is conducted in Hong Kong. The discontinued operations, retailing of general merchandise and telecommunication equipment and agency services was carried out in Hong Kong. The following is an analysis of the Group's turnover by geographical market:

	Turnover by geographical market			
	2004		2003	
	HK$'000	**%**	HK$'000	%
Hong Kong	**2,145,982**	**67**	2,313,984	69
Mainland China	**256,748**	**8**	257,529	8
Singapore	**180,491**	**5**	197,418	6
Thailand	**124,176**	**4**	123,699	3
Europe	**52,615**	**2**	–	–
Canada	**308,644**	**10**	332,383	10
U.S.A.	**102,602**	**3**	96,080	3
Others	**27,683**	**1**	11,204	1
	3,198,941	**100**	3,332,297	100

The following is an analysis of the carrying amounts of segment assets and additions to investment properties, property, plant and equipment and intangible assets analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets				**Additions to other properties, plant and equipment and intangible assets**			
	2004		2003		**2004**		2003	
	HK$'000	**%**	HK$'000	%	**HK$'000**	**%**	HK$'000	%
Hong Kong	**4,013,769**	**67**	3,502,002	65	**21,827**	**44**	31,701	40
Mainland China	**1,030,104**	**17**	1,157,961	21	**2,041**	**4**	13,721	17
Singapore	**310,436**	**5**	299,940	6	**2,109**	**4**	22,911	29
Thailand	**65,042**	**1**	66,483	1	**3,004**	**6**	3,246	4
Europe	**64,043**	**1**	19,555	1	**18,857**	**38**	–	–
Canada	**398,907**	**7**	223,111	4	**1,719**	**3**	3,820	5
U.S.A.	**82,223**	**1**	77,052	1	**135**	**–**	131	1
Others	**38,053**	**1**	40,835	1	**553**	**1**	2,992	4
	6,002,577	**100**	5,386,939	100	**50,245**	**100**	78,522	100

37. Major Non-cash Transactions

During the year ended 31st March, 2004,

(a) 9,905,717 (2003:34,119,840) shares were issued in lieu of cash dividends payable to the shareholders at a total consideration of approximately HK$34,767,000 (2003: HK$14,938,000).

(b) The Group acquired an additional 11.82% interest in NordiTube satisfied partly by the conversion of loans due from NordiTube of HK$5,462,000 as disclosed in note 35.

38. Emoluments of Directors and Senior Management

Particulars of the emoluments paid to the Directors of the Company are as follows:

	2004 **HK$'000**	2003 HK$'000
Fees	**375**	426
Salaries, allowances and benefits in kind	**16,495**	17,998
Contributions to retirement schemes	**540**	558
	17,410	18,982

Apart from the Directors' fees of HK$375,000 (2003: HK$426,000), no other emoluments were paid or are payable to the Independent Non-executive Directors.

The emoluments of the Directors fall within the following bands:

	Number of Directors	
Bands	**2004**	2003
Nil – HK$1,000,000	**6**	4
HK$1,000,001 – HK$1,500,000	**1**	2
HK$1,500,001 – HK$2,000,000	**2**	1
HK$2,000,001 – HK$2,500,000	**–**	1
HK$3,000,001 – HK$3,500,000	**1**	1
HK$8,000,001 – HK$8,500,000	**1**	–
HK$8,500,001 – HK$9,000,000	**–**	1
	11	10

The five highest paid individuals include four (2003: four) directors. The total emoluments paid to the five highest paid individuals for both years are as follows:

	2004 **HK$'000**	2003 HK$'000
Salaries, allowances and benefits in kind	**16,331**	17,231
Performance-based bonus	**–**	1,200
Contributions to retirement scheme	**542**	556
	16,873	18,987

The emoluments of the five highest paid individuals fall within the following bands:

	Number of individuals	
Bands	**2004**	2003
HK$1,500,001 – HK$2,000,000	**3**	1
HK$2,000,001 – HK$2,500,000	**–**	1
HK$2,500,001 – HK$3,000,000	**–**	1
HK$3,000,001 – HK$3,500,000	**1**	1
HK$8,000,001 – HK$8,500,000	**1**	–
HK$8,500,001 – HK$9,000,000	**–**	1
	5	5

39. Charge on Assets

Bank loans of HK$631,688,000 (2003: HK$912,718,000) and other unutilised banking facilities are secured by charges on certain properties and other assets of the Group with an aggregate carrying value of HK$1,746,423,000 (2003: HK$1,773,145,000). In addition, fixed deposits of HK$89,386,000 (2003: HK$85,484,000) were pledged as a security for guarantees issued by bankers for the Group's performance for maintenance and remedial work for certain Private Sector Participation Scheme projects completed by the Group in prior years and as security for a performance bond issued by a bank in favour of a customer.

40. Contingent Liabilities

At the balance sheet date, the Group and the Company had the following contingent liabilities:

(a) Contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions by the Company amounting to approximately HK$257,200,000 (2003: HK$303,700,000) for the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group in prior years.

(b) Contingent liabilities in respect of guarantees given for:

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
Banking facilities granted to:				
Subsidiaries	**–**	–	**878,106**	878,615
Associates	**67,563**	–	**67,563**	–
Mortgage finance provided to the purchasers of properties by an associate	**1,821**	4,322	**–**	–
Performance of subsidiaries under certain contracts	**–**	–	**405,435**	419,835
Leasing of the Group's equipment	**–**	–	**1,753**	3,349
	69,384	4,322	**1,352,857**	1,301,799

41. Capital Commitment

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of investment in partnership	**19,667**	–

42. Operating Leases

The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2004 HK$'000	2003 HK$'000
Within one year	**5,906**	4,993
In the second to fifth year inclusive	**3,629**	438
	9,535	5,431

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated and rentals are fixed for an average term of two years.

The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with a carrying value of HK$348 million (2003: HK$286 million) and HK$389 million (2003: HK$474 million) respectively were rented out under operating leases. All of the properties were leased out for periods ranging from one year to four years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

	2004 HK$'000	2003 HK$'000
Within one year	**35,845**	48,869
In the second to fifth year inclusive	**11,352**	21,438
	47,197	70,307

43. Share Option Schemes

(a) Share option scheme of the Company

The share option scheme of the Company which was adopted on 30th September, 1991 was expired on 29th September, 2001 but its term remain in full force and effect in respect of the outstanding options previously granted. At 1st April, 2002, there were options outstanding entitling the holders to subscribe for 34,150,000 shares at an exercise price of HK$0.488 per share. These options were granted to the directors on 17th December, 1999 with vesting period from 17th December, 1999 to 29th June, 2000. As a result of the consolidation of the Company's ordinary shares as disclosed in note 33, the remaining options entitled the holders thereof to subscribe for 6,830,000 new shares of the Company at an adjusted price of HK2.44 per share. All outstanding options were exercised during the year ended 31st March, 2004.

The Company's new share option scheme (the "New Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The New Scheme will expire on 19th September, 2012.

43. Share Option Schemes (Continued)

(a) Share option scheme of the Company (Continued)

The total number of shares in respect of which options may be granted under the New Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the New Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent non-executive directors. Where any grant of options to a substantial shareholder or an independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per option. An option may be exercised in accordance with the terms of the New Scheme at any time during the effective period of the New Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options were granted under the New Scheme during the two years ended 31st March, 2003 and 2004.

(b) Share option scheme of Chevalier iTech Holdings Limited ("CiTL")

The share option scheme of a subsidiary of the Company, CiTL which was adopted on 30th September 1991 for the primary purpose of providing incentives to directors and eligible employees ("CiTL Old Scheme") was expired on 29th September, 2001 but its terms remain in full force and effect in respect of the outstanding option, previously granted.

At 1st April, 2002, there were options outstanding entitling the holders to subscribe for 28,550,000 shares of CiTL at an exercise price of HK$0.464 per share. These options were granted on 17th December, 1999 with vesting period from 17th December, 1999 to 29th June, 2000 and exercisable during the period from 30th June, 2000 to 29th June, 2003. During the year ended 31st March, 2004, 3 options were exercised. As a result of the consolidation of CiTL's ordinary shares as disclosed in the annual report of CiTL, the remaining options entitled the holders thereof to subscribe for 5,709,999 new shares of CiTL at an adjusted price of HK$2.32 per share. These remaining options were lapsed on 29th June, 2003.

CiTL adopted a new share option scheme ("CiTL New Scheme") on 20th September, 2002 and its terms are similar to the Company's New Scheme. No options were granted under the CiTL New Scheme during the two years ended 31st March, 2003 and 2004.

44. Retirement Benefits

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. The members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

44. Retirement Benefits (Continued)

For members of the MPF Scheme, the Group contributes 5% of relevant monthly payroll costs at a maximum of HK$20,000 to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$2,348,000 (2003: HK$ 2,763,000). At the balance sheet date, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$59,000 (2003: HK$49,000). At 31st March, 2004, contributions of HK$2,192,000 (2003: HK$1,760,000) due in respect of the reporting period had not been paid over to the ORSO Scheme.

45. Related Party Transactions

Details of the material transactions with the Company's directors, associates and jointly controlled entities which are regarded as related parties for the purpose of SSAP 20 "related party disclosures" are as follows:

(a) Transactions with Chevalier Construction Holdings Limited ("CCHL") group ("CCHL group") for the period from 1st April, 2003 to 29th February, 2004, the date at which CCHL group became the subsidiary of the Group.

(i) On 1st April, 2003, the Company entered into an agreement with CCHL, under which the Company shall provide accounting, treasury, electronic data processing, company secretarial and personnel management services to CCHL group for a term of one year ended on 31st March, 2004 at a management fee calculated at the rate of 0.3% of the aggregate annual turnover of the operating subsidiaries of CCHL. Management fee received from CCHL group under this agreement for the period amounted to HK$894,000 (year ended 31st March, 2003: HK$676,000).

(ii) The Group received rental determined with reference to market rates amounting to HK$1,175,000 (year ended 31st March, 2003: HK$1,896,000) from CCHL group for the use of the Group's premises.

(iii) An agreement was made between the Company and CCHL whereby CCHL group may source the supply of lifts and escalators, air conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of the Company from time to time. The value of work done and supplies made to the CCHL group during the year ended 31st March, 2003 amounted to HK$9,268,000 and no work was done nor supplies were made during the period. The amount receivable from CCHL Group at 31st March, 2003 amounted to HK$5,100,000.

(iv) The Group underwrote insurance policies with CCHL in respect of public liability, employees compensation and contractors all risk. Insurance premium, which are determined by the directors with reference to market price, received and receivable prior to 29th February, 2004 amounted to HK$23,948,000 (year ended 31st March, 2003: HK$1,057,000).

45. Related Party Transactions (Continued)

(b) Transactions with NordiTube for the period from 1st April, 2003 to 7th May, 2003, the date at which NordiTube became the subsidiary of the Group.

(i) The Group made unsecured loans of HK$14,727,000 to NordiTube in the prior year. The loans are unsecured and bear interest at EURIBOR plus 1.5% per annum. During the year, an amount of HK$5,462,000 was converted into 14,329,821 ordinary shares of NordiTube as disclosed in note 35. Interest income received during the period amounted to HK$104,000 (year ended 31st March, 2003: HK$501,000).

(ii) The Group also purchased materials and equipment of HK$2,434,000 (2003: HK$11,023,000) from NordiTube at agreed terms.

(c) Transactions with other associates and jointly controlled entities

(i) A 10-year license was granted by an associate to the Group for the rights of using the pipe rehabilitation technology. Royalty fee for the use of the technology during the year amounted to HK$2,083,000 (2003: HK$1,388,000) of which HK$585,000 (2003: Nil) was outstanding at the balance sheet date.

(ii) The Group purchased materials and equipment of HK$24,066,000 (2003: HK$7,942,000) at agreed terms from an associate. The amount payable at the balance sheet date amounted to HK$1,498,000 (2003: HK$7,133,000).

(iii) The Group sold materials and equipment of HK$14,029,000 (2003: HK$4,128,000) at agreed terms to an associate. The amount receivable at the balance sheet date amounted to HK$1,591,000 (2003: HK$4,128,000).

(iv) CCHL group entered into a contract with reference to market rate for civil engineering work and building works with Lam Woo & Company Limited, a jointly controlled entity of CCHL prior to CCHL became the Company's subsidiary. Work done during the year amounted to HK$2,289,000 of which HK$517,000 was receivable by the Group at the balance sheet date.

(v) The Group made unsecured loans of HK$14,156,000 (2003: nil) as disclosed in note 21(d) to an associate during the year. Interest income accrued on the loan amounted to HK$649,000 (2003: nil).

(vi) Apart from (v) above, the Group made advances to its associates and jointly controlled entities during the year. The advances with these companies are unsecured and without fixed terms of repayment. The outstanding balances at 31st March, 2004 are disclosed in the consolidated balance sheet and notes 21 and 22.

(d) During the year, pursuant to an offer to the public for the remaining shares of CCHL not already held by the Group, the Group acquired from certain directors all their interests in CCHL, through acceptance of the offer, at a consideration of HK$15,747,000. The Group had similar acquisition in last year, from a director, all his interest in Chevalier Singapore Holdings Limited, at a consideration of S$1,968,750 equivalent to HK$8,702,000.

Appendix I

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Chevalier (Aluminium Engineering) Hong Kong Limited**	Hong Kong	Ordinary	HK$2	2	–	100	Supply and installation of aluminium building materials and curtain walls
Chevalier (Aluminium Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Supply and installation of aluminium building materials and curtain walls
Chevalier Automobiles Inc. **	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier (Building Supplies & Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Supply and installation of building materials and trading of forklift trucks and generators
Chevalier Chrysler Inc.**	Canada	Common	C$101	200	–	100	Sales and servicing of automobiles
Chevalier Civil Engineering (Hong Kong) Limited	Hong Kong	Ordinary	HK$100	100	–	100	Civil engineering
Chevalier (Civil Engineering) Limited	Hong Kong	Ordinary Deferred	HK$45,837,002 HK$24,964,002	45,837,002 24,964,002	– –	100 100	Civil engineering
Chevalier Cold Storage and Warehousing Limited	Hong Kong	Ordinary	HK$2	2	–	38.3	Operation of a cold storage warehouse
Chevalier (Construction) Company Limited	Hong Kong	Ordinary	HK$60,500,000	60,500,000	–	99.6	Building construction and maintenance
Chevalier Construction Holdings Limited (delisted from The Stock Exchange of Hong Kong Limited in February, 2004)	Bermuda/ Hong Kong	Ordinary	HK$8,938,544	89,385,444	81.3	18.7	Investment holding
Chevalier Construction (Hong Kong) Limited	Hong Kong	Ordinary Deferred	HK$1,000 HK$10,000	100 1,000	– –	100 100	Building construction
Chevalier Development (S) Pte. Ltd.**	Singapore	Ordinary	S$2,500,000	2,500,000	–	100	Property investment
Chevalier Dongguan Hotel Co., Limited **	PRC	Not applicable	RMB40,000,000	Not applicable	–	100	Hotel operation

Appendix I (Continued)

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Chevalier (E & M Contracting) Limited	Hong Kong	Ordinary	HK$69,200,000	69,200,000	-	100	Electrical and mechanical work contractor
Chevalier Engineering (S) Pte. Ltd.**	Singapore	Ordinary	S$500,000	500,000	-	100	Installation and maintenance of lifts
Chevalier (Envirotech) Limited	Hong Kong	Ordinary	HK$43,200,000	43,200,000	-	100	Environmental engineering
Chevalier (HK) Limited	Hong Kong	Ordinary	HK$143,085,000	572,340,000	100	-	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment
Chevalier (Insurance Brokers) Limited	Hong Kong	Ordinary	HK$1,000,000	1,000,000	100	-	Insurance brokerage
Chevalier Insurance Company Limited	Hong Kong	Ordinary	HK$140,000,000	140,000,000	100	-	Insurance underwriting
Chevalier International (USA) Inc.**	U.S.A.	Common	US$4,012,000	4,012,000	-	100	Grocery Trading
Chevalier iTech Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	HK$85,677,935	171,355,871	42.9	7.8	Investment holding
Chevalier iTech Services Limited (Formerly known as Chevalier OA (China) Limited)	Hong Kong	Ordinary	HK$2	2	-	50.7	Trading and servicing of computer and business machines
Chevalier iTech Thai Limited **#	Thailand	Ordinary Preference	BAHT18,980,000 BAHT1,020,000	189,800 10,200	- -	50.7 50.7	Trading of computer and business machines
Chevalier Lifts Engineering (Shenzhen) Co., Ltd. **	PRC	Not applicable	RMB10,000,000	Not applicable	-	100	Installation and maintenance of lifts
Chevalier Motor Cars Inc.**	Canada	Common	C$100	100	-	100	Sales and servicing of automobiles
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	-	50.7	Trading of computer and business machines and provision of repair and maintenance services

Appendix I (Continued)

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	–	50.7	Maintenance services
Chevalier-PRS (Asia) Holdings Limited (change of name on 12th July, 2004 to Chevalier Pipe Technologies Limited)	Hong Kong	Ordinary	HK$7,500,000	7,500,000	92	–	Investment holding and trading of pipelining materials, machinery and equipment
Chevalier Property Management Limited	Hong Kong	Ordinary Deferred	HK$100 HK$1,002	100 1,002	– –	100 100	Property management and investment holding
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$365,002	365,002	–	50.7	Installation of satellite antennae
Chevalier Singapore Holdings Pte. Ltd.** (delisted from the Mainboard of The Singapore Exchange Securities Trading Limited in June, 2003)	Singapore	Ordinary	S$11,250,000	112,500,000	–	100	Marketing, installation and maintenance of lifts and escalators
Chevalier Telecom (Thailand) Limited**	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.7	Trading of telecommunication equipment
Chevalier (Travel Agency) Limited	Hong Kong	Ordinary	HK$1,500,000	15,000	–	100	Travel agency
Companhia de Elevadores Chevalier (Macau) Limiteda **	Macau	Ordinary	Patacas100,000	100	–	100	Installation and maintenance of lifts
Elevator Parts Engineering Company Limited	Hong Kong	Ordinary	HK$400,000	40,000	–	100	Provicion of lifts and escalators maintenance services
Forth Bridge Company Limited	Hong Kong	Ordinary Deferred	HK$20 HK$10,000	2 1,000	– –	100 100	Property investment
Futex Development Limited**	Hong Kong	Ordinary	HK$1,000	1,000	–	100	Property investment and development
Full Ascent Development Limited	Hong Kong	Ordinary	HK$2	2	–	38.3	Property investment
GJ (Development) Company Limited**	Hong Kong	Ordinary Deferred	HK$20 HK$200,000	2 20,000	– –	100 100	Property investment
Gold Express Development Limited**	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Property development and investment for rental income

Appendix I (Continued)

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Goldyork Investment Limited**	Hong Kong	Ordinary	HK$2	2	100	–	Property investment
Good Process Limited	Hong Kong	Ordinary	HK$149	149	100	–	Property development
		Deferred	HK$51	51	–	100	
Goodkent Limited**	Hong Kong	Ordinary	HK$100	100	–	100	Property development
		Deferred	HK$2	2	–	100	
Jiujiang Chevalier Hotel & Travel Co., Ltd. **	PRC	Not applicable	RMB25,000,000	Not applicable	–	100	Hotel operation
Lac Kar Investment Company Limited	Hong Kong	Ordinary	HK$3,600,000	3,600,000	–	100	Investment holding and property investment
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	–	50.7	Property investment and investment in securities
Macleh (Chevalier) Limited **	Canada	Common	C$10,100	10,100	–	100	Property investment and hotel operation
Macont Developments Inc.**	Canada	Common	C$1,000	1,000	–	100	Property investment
Matterhorn Properties Limited	British Virgin Islands/Hong Kong	Ordinary	US$1	1	–	100	Property investment
NordiTube Technologies AB	Sweden/ Belgium	Ordinary	SEK24,900,000	49,800,000	–	56.1	Supply PHOENIX process and liners used by licensees for pipe rehabilitation projects
Open City Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	100	Property investment
Oriental Sharp Limited	Hong Kong	Ordinary	HK$360,000,000	360,000,000	–	100	Property development and investment
		Deferred	HK$51	51	–	100	
Peak Gain Limited**	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
PPR Technology (S) Pte Ltd. **	Singapore	Ordinary	S$1,000,000	1,000,000	–	92	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, gas and water pipelines, and civil and structural engineering

Appendix I (Continued)

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Preussag Pipe Rehabilitation Hong Kong Limited	Hong Kong	Ordinary	HK$43,400,000	43,400,000	–	70.3	Design and construction for rehabitation of drinking water, flushing water, cooling water, gas, sewages and drainage pipelines
Proud Rich Limited**	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$20	2	–	100	
Shanghai Chon Main Real Estate Development Co. Limited**	PRC	Not applicable	US$18,000,000	Not applicable	–	80	Property development
Sup Aswin Limited**	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.7	Property investment
Talent Luck Limited	Hong Kong	Ordinary	HK$270,000,000	270,000,000	–	100	Property development and investment
		Deferred	HK$51	51	–	100	
Union Pearl Development Limited	Hong Kong	Ordinary	HK$2	2	–	100	Property investment and trading
Winfield Development Limited	Hong Kong	Ordinary	HK$2	2	–	100	Property investment
Xinyang Chevalier Hotel Co. Limited**	PRC	Not applicable	RMB74,142,781	Not applicable	–	70	Hotel operation
YCC (Development) Company Limited**	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$20	2	–	100	
757040 Ontario Limited **	Canada	Common	C$10	10	–	100	Property investment

Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

** Not audited by Deloitte Touche Tohmatsu.

All deferred shares are non-voting.

Appendix II

Name of associate	Place or country of incorporation operation	Class of shares held	Effective percentage of issued/registered share capital held by the Company Directly %	Indirectly %	Principal activities
Chevalier MLD Leasing Company Limited	Hong Kong	Ordinary	–	50	Finance, leasing and hire purchase financing
Rib Loc Group Limited	Australia	Ordinary	–	30.8	Franchising, manufacturing and marketing of products and systems in the pipe renovation market, manufacture and marketing of air conditioning duct and components

All the associates are corporate and the Group's entitlement to share in the profit or loss in these associates is in proportion to its ownership interest.

Appendix III

Name of jointly controlled entity	Place or country of incorporation or registration/ operation	Class of shares held	Form of business structure	Effective percentage of issued registered/ share capital held by the Company Directly %	Indirectly %	Principal activities
Berville Investment Limited	Hong Kong/PRC	Ordinary	Corporate	–	50	Property development
Fairwide Limited	Hong Kong/PRC	Ordinary	Corporate	–	50	Property development
Lam Woo & Company Limited	Hong Kong	Ordinary	Incorporated	–	50	Civil engineering
Lam Woo Construction Limited	Hong Kong	Ordinary	Incorporated	–	50	Building maintenance

The Group's entitlement to share in the profit or loss of these jointly controlled entities is in proportion to its ownership interest.